THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

101 Barclay St. 22 West [redacted]

DEPOSITARY RECEIPTS

04035615

July 14, 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegaz
Exemption No.: 82-4302

Dear Sir or Madam:

In connection with Surgutneftegaz's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find enclosed the Quarterly Report of the Company for the I Quarter of 2004 as well as information pertaining to the Annual General Shareholders Meeting of 20 May 2004.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-9434 for ordinary shares program which was declared effective by the SEC on December 30, 1998 and 333-8492 for preffered shares program which was declared effective by the SEC on March 27, 1998.

Sincerely,

Ludmila Beliavskaia
Assistant Vice President
Tel. (212) 815-4493

7/20

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«27» мая 2004 г. № 13-371

Bank of New York

Вниманию:
Управления по Американским
Депозитарным Распискам

101 Barclay Street
New York, NY 10286

Уважаемые господа!

Настоящим, в соответствии с депозитным соглашением, направляем Вам тексты информационных сообщений, опубликованных в Приложении к Вестнику ФКЦБ России №40 (655) от 26 мая 2004, о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность ОАО «Сургутнефтегаз».

Приложение: на 2 листах в 1 экземпляре.

RECEIVED
2004 JUL 20 A 10:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Федоров

628400, Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Кукуевицкого, 1	*Тел.:*	*42-61-33 42-60-30*	*ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Russian Federation, Zip Code 628400*	*Tel.:*	*42-61-33 42-60-30*
	Телекс	*735525 SEVER RU*		*Telex*	*735525 SEVER RU*
	Факс	*42-64-95*		*Fax*	*42-64-95*
	Телетайп	*314594 SEVER RU*		*Teletype*	*314594 SEVER RU*

Сообщение о существенном факте «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг»

1. Полное фирменное наименование эмитента: ***Открытое акционерное общество "Сургутнефтегаз"***

2. Место нахождения эмитента: ***Российская Федерация, Тюменская область, г. Сургут, ул.Кукуевицкого, 1***

3. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика: ***ИНН 8602060555***

4. Уникальный код эмитента, присваиваемый регистрирующим органом: ***00155-А***

5. Код существенного факта: ***0900155А19052004***

6. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах: ***www.surgutneftegas.ru***

7. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах: ***«Приложение к Вестнику ФКЦБ России», газета «Нефть Приобья»***

8. Вид, категория (тип) и иные идентификационные признаки ценных бумаг: ***обыкновенные и привилегированные именные бездокументарные акции ОАО "Сургутнефтегаз"***

9. Государственный регистрационный номер выпусков ценных бумаг, дата государственной регистрации:
обыкновенные акции: 1-01-00155-А от 24 июня 2003 года;
привилегированные акции: 2-01-00155-А от 24 июня 2003 года.

10. Содержание обязательства эмитента: ***выплата дивидендов за 2003 год по обыкновенным и привилегированным именным бездокументарным акциям в размере 6 233 958 976,3 рублей.***

11. Дата, в которую обязательство должно быть исполнено: ***19.05.2004.***

12. Факт исполнения обязательства или неисполнения обязательства эмитента: ***Исполнено, кроме случаев представления акционерами неверных либо неполных данных для получения дивидендов.***

13. Форма выплаты доходов по ценным бумагам эмитента: ***Денежные средства.***

14. Причина неисполнения:

- ***неверные, неполные либо устаревшие данные о реквизитах банковского счета акционера, который он указал в анкете зарегистрированного лица для получения дивидендов;***
- ***неверные, неполные либо устаревшие данные о почтовом адресе акционера, который он указал в анкете зарегистрированного лица для получения дивидендов.***

Размер обязательства в денежном выражении, в котором оно не исполнено: ***41 688 771,25 рублей.***

И.о. генерального директора
ОАО «Сургутнефтегаз» ***Н.И. Матвеев***

Дата 20 мая 2004г. М.П.

Сообщение о существенном факте «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента»

1. Полное фирменное наименование эмитента: ***Открытое акционерное общество "Сургутнефтегаз"***

2. Место нахождения эмитента: ***Российская Федерация, Тюменская область, г. Сургут, ул.Кукуевицкого, 1***

3. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика: ***ИНН 8602060555***

4. Уникальный код эмитента, присваиваемый регистрирующим органом: ***00155-А***

5. Код существенного факта: ***0600155А19052004***

6. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах: ***www.surgutneftegas.ru***

7. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах***: «Приложение к Вестнику ФКЦБ России», газета «Нефть Приобья»***

8. Вид, категория (тип) и иные идентификационные признаки ценных бумаг: ***обыкновенные и привилегированные именные бездокументарные акции ОАО "Сургутнефтегаз"***

9. Государственный регистрационный номер выпусков ценных бумаг, дата государственной регистрации:
обыкновенные акции: 1-01-00155-А от 24 июня 2003 года;
привилегированные акции: 2-01-00155-А от 24 июня 2003 года.

10. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФКЦБ России.***

11. Орган управления эмитента, принявший решение о выплате дивидендов по акциям эмитента: ***годовое общее собрание акционеров ОАО "Сургутнефтегаз".***
Дата принятия решения о выплате дивидендов: ***20 марта 2004 года;***
Дата составления протокола общего собрания акционеров: ***22 марта 2004 года.***

12. Общий размер дивидендов, начисленных на акции эмитента определенной категории (типа):
на обыкновенные акции: 5 001 639 258,7 рублей;
на привилегированные акции: 1 232 319 717,6 рублей;
Размер дивиденда, начисленного на одну акцию определенной категории (типа):
на обыкновенную акцию: 0,14 рубля;
на привилегированную акцию: 0,16 рубля.

13. Форма выплаты доходов по ценным бумагам эмитента: ***Денежные средства.***

14. Дата окончания выплаты дивидендов: ***19.05.2004.***

15. Общий размер дивидендов, выплаченных по акциям эмитента: ***6 192 270 205,05 рублей.***

И.о. генерального директора
ОАО «Сургутнефтегаз» ***Н.И. Матвеев***

Дата 20 мая 2004 г. М.П.

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«30» March 2004г. № 13-213

Bank of New York

Attention:
American Depository Receipts
Administration

101 Barclay Street
New York, NY, 10286

Dear Sirs!

In conformity with Item 4.07 of the Deposit Agreement, please find enclosed information statements on results of the Annual General Shareholders' Meeting of Open Joint Stock Company "Surgutneftegas" posted in the news bar of the Interfax Information Agency and the AK&M Information Agency on 23 March 2004 as significant facts.

Enclosure: 1 copy on 6 pages

Yours sincerely,

Sergey Fyodorov

Vice-President,
Head of Securities

Serebriakov
42-63-41

628400, Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Кукуевицкого, 1	*Тел.:*	*42-61-33 42-60-30*	*ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Russian Federation, Zip Code 628400*	*Tel.:*	*42-61-33 42-60-30*
	Телекс	*735525 SEVER RU*		*Telex*	*735525 SEVER RU*
	Факс	*42-64-95*		*Fax*	*42-64-95*
	Телетайп	*314594 SEVER RU*		*Teletype*	*314594 SEVER RU*

Appendix 1

Statement on the significant fact
"Decisions adopted at general meetings"

1. Full corporate name of the Issuer: ***Open Joint Stock Company "Surgutneftegas"***

2. The Issuer's location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation***

3. Taxpayer identification number given to the Issuer by tax authorities: ***INN 8602060555***

4. The Issuer's code given by registration authorities: ***00155-A***

5. The code of fact: ***1000155A22032004***

6. Web address used by the Issuer to publish its information on significant events: ***www.surgutneftegas.ru***

7. Periodical printed publication used by the Issuer to publish information on significant events: ***Supplement to "Vestnik FKTsB", "Neft Priobya" weekly newspaper***

8. Type of the general meeting (annual, extraordinary): ***annual***

9. Form of the general meeting: ***a meeting***

10. Date of the general meeting: ***20 March 2004***
Venue of the general meeting: ***ul. Entuziastov, 32, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russian Federation***

11. Quorum of the general meeting: ***The number of votes held by persons who participated in the Meeting amounted to:***
31,759,656,098 votes (88.8979% of votes of placed voting shares of the Company) on Items 1, 2, 3, 6 and 7;
285,836,904,880 votes (88.8979% of votes of placed voting shares of the Company) on Item 4;
31,597,510,427 votes (88.8473% of votes of placed voting shares of the Company) on Item 5, excluding votes held by the members of the existing Board of Directors.
According to the Law of the Russian Federation "On Joint Stock Companies", the Meeting had a quorum for all items on the Meeting's agenda.

12. Items put to the vote, and the results thereof:

1. Approval of OJSC "Surgutneftegas" annual report on results of business activity for 2003.

2. Approval of OJSC "Surgutneftegas" annual accounting statements, including profit and loss accounts for 2003.

3. Distribution of profit (loss) of OJSC "Surgutneftegas" for 2003, including the dividend payment (declaration), approval of the size, the form, and the schedule of dividend payment on shares of each category (type).

4. Election of members of OJSC "Surgutneftegas" Board of Directors.

5. Election of members of OJSC "Surgutneftegas" Auditing Commission.

6. Approval of the Auditor of OJSC "Surgutneftegas".

7. Approval of transactions with an interested party, which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (as stipulated by Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies").

The results of the vote by ballot papers on Item 1:

- *the number of affirmative votes is 31,467,759,133 or 99.0809% of the number of votes at the meeting;*
- *the number of negative votes is 42,599,045 or 0.1341% of the number of votes at the meeting;*
- *the number of abstaining votes is 22,019,025 or 0.0693% of the number of votes at the meeting.*

The results of the vote by ballot papers on Item 2:

- *the number of affirmative votes is 31,467,822,503 or 99.0811% of the number of votes at the meeting;*
- *the number of negative votes is 42,611,920 or 0.1342% of the number of votes at the meeting;*
- *the number of abstaining votes is 21,972,955 or 0.0692% of the number of votes at the meeting.*

The results of the vote by ballot papers on Item 3:

- *the number of affirmative votes is 31,485,224,763 or 99.1359% of the number of votes at the meeting;*
- *the number of negative votes is 42,811,435 or 0.1348% of the number of votes at the meeting;*
- *the number of abstaining votes is 4,002,980 or 0.0126% of the number of votes at the meeting.*

The results of the cumulative vote by ballot papers on Item 4:

- *the number of affirmative votes is 282,886,855,290 or 98.9679% of the number of votes at the meeting;*

The candidates to the Board of Directors received the votes as follows:

No. Last name, first name, middle name of the candidate	*Number of votes the candidate received*	*% of the total number of votes at the meeting*
1. Ananyev Sergei Alexeevich	*31,377,250,783*	*10.9773*

2. Gorbunov Igor Nikolaevich	*31,377,516,537*	*10.9774*
3. Bogdanov Vladimir Leonidovich	*31,525,451,742*	*11.0292*
4. Bulanov Alexander Nikolaevich	*31,428,044,573*	*10.9951*
5. Matveev Nikolai Ivanovich	*31,377,401,133*	*10.9774*
6. Medvedev Nikolai Yakovlevich	*31,376,987,373*	*10.9772*
7. Mugu Baizet Yunusovich	*295,736,901*	*0.1035*
8. Resyapov Alexander Filippovich	*31,372,445,725*	*10.9756*
9. Usmanov Ildus Shagalievich	*31,371,276,492*	*10.9752*
10. Usoltsev Alexander Viktorovich	*31,384,744,031*	*10.9799*

- ***the number of negative votes is 1,918,530 or 0.0007% of the number of votes at the meeting;***
- ***the number of abstaining votes is 419,315,445 or 0.1467% of the number of votes at the meeting.***

The results of the vote by ballot papers on Item 5:
5.1 as to the candidacy of Belousova Tatiana Mikhailovna:
- ***the number of affirmative votes is 31,318,568,843 or 99.1313% of the number of votes at the meeting;***
- ***the number of negative votes is 44,422,860 or 0.1406% of the number of votes at the meeting;***
- ***the number of abstaining votes is 4,431,566 or 0.0140% of the number of votes at the meeting;***

5.2 as to the candidacy of Komarova Valentina Panteleevna:
- ***the number of affirmative votes is 31,320,428,673 or 99.1372% of the number of votes at the meeting;***
- ***the number of negative votes is 42,671,660 or 0.1351% of the number of votes at the meeting;***
- ***the number of abstaining votes is 4,356,441 or 0.0138% of the number of votes at the meeting;***

5.3 as to the candidacy of Oleinik Tamara Fedorovna:
- ***the number of affirmative votes is 31,320,265,973 or 99.1367% of the number of votes at the meeting;***
- ***the number of negative votes is 42,680,085 or 0.1351% of the number of votes at the meeting;***
- ***the number of abstaining votes is 4,391,301 or 0.0139% of the number of votes at the meeting.***

The results of the vote by ballot papers on Item 6:
- ***the number of affirmative votes is 31,480,869,429 or 99.1222% of the number of votes at the meeting;***
- ***the number of negative votes is 42,595,150 or 0.1341% of the number of votes at the meeting;***
- ***the number of abstaining votes is 4,252,990 or 0.0134% of the number of votes at the meeting.***

The results of the vote by ballot papers on Item 7:

- ***the number of affirmative votes is 31,357,773,988 or 98.7346% of the number of votes at the meeting;***
- ***the number of negative votes is 171,666,860 or 0.5405% of the number of votes at the meeting;***
- ***the number of abstaining votes is 1,110,150 or 0.0035% of the number of votes at the meeting.***

13. Wording of the resolutions adopted by the general meeting:

As to Item 1, the following resolution is adopted:
"To approve OJSC "Surgutneftegas" annual report on results of business activity"
approved.

As to Item 2, the following resolution is adopted:
"To approve OJSC "Surgutneftegas" annual accounting statements, including profit and loss accounts for 2003"
approved.

As to Item 3, the following resolution is adopted:
"To approve the distribution of profit (loss) of OJSC "Surgutneftegas" for 2003.
To declare the dividend payment for 2003: on a preferred share of OJSC "Surgutneftegas" – RUR 0.16, on an ordinary share of OJSC "Surgutneftegas' – RUR 0.14; dividend payment shall be carried out according to the procedure established by the Board of Directors. Dividend payment start date: April 01, 2004. Dividend payment end date: May 19, 2004"
approved.

As to Item 4, the following resolution was adopted:
"To elect the following Board of Directors of OJSC "Surgutneftegas":
1. Ananyev Sergei Alexeevich
2. Gorbunov Igor Nikolaevich
3. Bogdanov Vladimir Leonidovich
4. Bulanov Alexander Nikolaevich
5. Matveev Nikolai Ivanovich
6. Medvedev Nikolai Yakovlevich
7. Resyapov Alexander Filippovich
8. Usmanov Ildus Shagalievich
9. Usoltsev Alexander Viktorovich
approved.

As to Item 5, the following resolution was adopted:
"To elect the following Auditing Commission of OJSC "Surgutneftegas":
1. Belousova Tatiana Mikhailovna
2. Komarova Valentina Panteleevna
3. Oleinik Tamara Fedorovna".

approved.

As to Item 6, the following resolution was adopted:
"To approve "Rosexpertiza" Ltd. as the Auditor of OJSC "Surgutneftegas" for 2004"
approved.

As to Item 7, the following resolution was adopted:
"To approve transactions, which may be conducted in the future between OJSC "Surgutneftegas" and its affiliated company in the course of general business activity provided that the stated transactions meet the following requirements:
a transaction is aimed at carrying out OJSC "Surgutneftegas" activity in accordance with the Company Charter within the amount of the transaction allowed to be effected by Individual Executive Body of the Company as stipulated by the Federal Law of the RF "On Joint Stock Companies".
The present resolution is valid till the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" for 2004."

Acting Director General *Nikolai I. Matveev*

Date: March 22, 2004 Stamp

Appendix 2

Statement on the significant fact
"Information about accrued income on the Issuer's securities"

1. Full corporate name of the Issuer: ***Open Joint Stock Company "Surgutneftegas"***
2. The Issuer's location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation***
3. Identification number of taxpayer given to the Issuer by tax authorities: ***INN 8602060555***
4. The Issuer's code given by registration authorities: ***00155-A***
5. The code of the significant fact: ***0600155A22032004***
6. Web address used by the Issuer to publish its information on significant events: ***www.surgutneftegas.ru***
7. Periodical printed publication used by the Issuer to publish information on significant events: ***Supplement to "Vestnik FKTsB", "Neft Priobya" weekly newspaper.***
8. Type of securities, category (type) and other indicators of shares: ***ordinary and preferred registered non-documentary shares of OJSC "Surgutneftegas"***
9. Issue state registration number, date of state registration:
ordinary shares: 1-01-00155-A as of June 24, 2003;
preferred shares: 2-01-00155-A as of June 24, 2003.
10. Registering body that carried out registration of securities issue: ***Federal Securities Market Commission of Russia.***
11. Body of the Issuer, which made a decision to pay share dividend: ***Annual General Shareholders' Meeting of OJSC "Surgutneftegas"***
Date when minutes of OJSC "Surgutneftegas" shareholders' general meeting were executed: ***March 22, 2004.***
12. Total amount of dividends accrued on shares of one category (type) is:
per ordinary shares: RUR 5,001,639,258.7
per preferred shares: RUR 1,232,319,717.6
Dividend per one share of the stated category (type):
per an ordinary share: RUR 0.14;
per a preferred share: RUR 0.16.

13. Form of payment of income on securities: ***funds***

14. Dividend payment end date: ***May 19, 2004".***

Acting Director General ***Nikolai I. Matveev***

Date: March 22, 2004 Stamp

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«27» May 2004 г. № 13-371

Bank of New York

Attention:
American Depository Receipts
Administration

101 Barclay Street
New York, NY 10286

Dear Sirs!

Pursuant to the Deposit Agreement we hereby submit the news bulletins published in the Supplement to "Bulletin of Federal Commission on Securities Market of Russia", # 40 (655), dated May, 26, 2004 with the information about the significant fact (event, action) relevant to the financial and economic activity of OJSC"Surgutneftegas".

Enclosure: a copy of 2 pages.

Yours sincerely,

Sergey Fyodorov

Vice-President,
Head of Securities

628400, Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Кукуевицкого, 1	*Тел.:* 42-61-33, 42-60-30 *Телекс* 735525 SEVER RU *Факс* 42-64-95 *Телетайп* 314594 SEVER RU		*ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Russian Federation, Zip Code 628400*	*Tel.:* 42-61-33, 42-60-30 *Telex* 735525 SEVER RU *Fax* 42-64-95 *Teletype* 314594 SEVER RU	

BALLOT PAPER

for voting on items of the agenda of
the Annual General Shareholders' Meeting
of Open Joint Stock Company "Surgutneftegas"
(OJSC "Surgutneftegas")

individual electronic code | bar code

name (last, first, middle names)

location of the Company	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Kukuyevitskogo, 1
venue of the Meeting	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul.Entuziastov, 32, the Palace of Arts "Neftyanik"
date of the Meeting	March "20", 2004
time of the Meeting	*10 a.m. local time*
form of the Meeting	meeting

Item 1: "Approval of OJSC "Surgutneftegas" annual report on results of business activity "			
The proposed resolution: "To approve OJSC "Surgutneftegas" annual report on results of business activity for 2003".			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

Item 2: Approval of OJSC "Surgutneftegas" annual accounting statements, including profit and loss statements for 2003"			
The proposed resolution: "To approve annual accounting statements, including profit and loss statements for 2003".			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

Item 3: "The distribution of profit (loss) of OJSC "Surgutneftegas" for 2003, including the dividend payment (declaration), approval of the size, of the form and of the schedule of dividend payment on shares of each category (type)"
The proposed resolution: "To approve the distribution of profit (loss) of OJSC "Surgutneftegas" for 2003. To declare dividend payment for 2003: a preferred share of OJSC "Surgutneftegas" – 0,16 rubles, an ordinary share of OJSC "Surgutneftegas" – 0,14 rubles; dividend payment shall be carried out in accordance with the procedure recommended by the Board of Directors. The date when dividend payment is commenced – 01.04.2004. The date when

BALLOT PAPER #2
for voting on items of the agenda of
the Annual General Shareholders' Meeting
of Open Joint Stock Company "Surgutneftegas"
(OJSC "Surgutneftegas")

individual electronic code | bar code

name (last, first, middle names)

location of the Company	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Kukuyevitskogo, 1
venue of the Meeting	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul.Entuziastov, 32, the Palace of Arts "Neftyanik"
date of the Meeting	March "20", 2004
time of the Meeting	10 a.m. local time
form of the Meeting	meeting

Item 4: "Election of members of OJSC "Surgutneftegas" Board of Directors			
The proposed resolution: "To elect the following persons to the Board of Directors of OJSC "Surgutneftegas":			
Last, first, middle name of a candidate	"FOR" Please, put down the number of votes cast for each candidate	"AGAINST" Please, put down the number of votes cast for this variant of voting*	"ABSTAINING" Please, put down the number of votes cast for this variant of voting*
1. Ananiev Sergei Alekseevich			
2. Bogdanov Vladimir Leonidovich			
3. Bulanov Alexander Nikolaevich			
4. Gorbunov Igor Nikolaevich			
5. Matveev Nikolai Ivanovich			
6. Medvedev Nikolai Yakovlevich			
7. Mugu Baizet Yunusovich			
8. Rezyapov Alexander Filippovich			
9. Usmanov Ildus Shagalievich			
10. Ussoltsev Alexander Viktorovich			
Total: (the quantity of voting shares multiplied by 9)			
Please, put down your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

The shareholder's (proxy's) signature ________________ (____________________)
Last name, initials

The data of the Power of Attorney____________________________________
#, the date of issue

____
the person who has issued the Power of Attorney (last, first, middle names)

BALLOT PAPER #3

for voting on items of the agenda of
the Annual General Shareholders' Meeting
of Open Joint Stock Company "Surgutneftegas"
(OJSC "Surgutneftegas")

individual electronic code — bar code

name (last, first, middle names)

location of the Company	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Kukuyevitskogo, 1
venue of the Meeting	Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Entuziastov, 32, the Palace of Arts "Neftyanik"
date of the Meeting	March "20", 2004
time of the Meeting	10 a.m. local time
form of the Meeting	meeting

Item 5: "Election of members of OJSC "Surgutneftegas" Auditing Committee			
The proposed resolution: "To elect the following persons to the Auditing Committee of OJSC "Surgutneftegas":			
5.1 Belousova Tatyana Mikhailovna	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			
5.2 Komarova Valentina Panteleevna	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			
5.3 Oleynik Tamara Fedorovna	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

Item 6: "Approval of the Auditor of OJSC "Surgutneftegas"			
The proposed resolution: "To approve OOO "Rosekspertiza" as the Auditor of OJSC "Surgutneftegas" for 2004".			
Variant of Voting	"FOR"	"AGAINST"	"ABSTAINING"
Please, put down the number of votes and your notes*			

* - This is filled if the voting is conducted in accordance with instructions of persons who acquired shares after the date of compiling the list of persons entitled to participate in the general meeting and (or) in accordance with instructions of holders of depositary securities

Item 7: "Approval of transactions with an interested party which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (as stipulated in Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies)"
The proposed resolution: "To approve transactions which may be conducted in the future in the course of general business activity between OJSC "Surgutneftegas" and its affiliated party, provided that the above-mentioned transactions comply with the following requirements: The transaction is aimed at performing the types of activities stipulated by the Charter of the

для голосования по вопросам повестки дня годового общего собрания акционеров
открытого акционерного общества «Сургутнефтегаз»
(ОАО «Сургутнефтегаз»)

индивидуальный электронный код | штрих-код

наименование (Ф.И.О.)

место нахождения общества	Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул. Кукуевицкого,1
место проведения собрания	Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32 Дворец Искусств «Нефтяник»
дата проведения собрания	«20» марта 2004 года
время начала собрания	10 часов 00 минут местного времени
форма проведения собрания	собрание

По вопросу №1: «Утверждение годового отчета о результатах хозяйственной деятельности ОАО «Сургутнефтегаз».			
предлагается решение: «Утвердить годовой отчет о результатах хозяйственной деятельности ОАО «Сургутнефтегаз» за 2003 год».			
Вариант голосования	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

По вопросу №2: «Утверждение годовой бухгалтерской отчетности ОАО «Сургутнефтегаз», в том числе отчетов о прибылях и убытках за 2003 год».			
предлагается решение: «Утвердить годовую бухгалтерскую отчетность ОАО «Сургутнефтегаз», в том числе отчеты о прибылях и убытках за 2003 год».			
Вариант голосования	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

По вопросу №3: «Распределение прибыли (убытков) ОАО «Сургутнефтегаз» за 2003 год, в том числе выплата (объявление) дивидендов, утверждение размера, формы и срока выплаты дивидендов по акциям каждой категории (типа)».			
предлагается решение: «Утвердить распределение прибыли (убытков) ОАО «Сургутнефтегаз» за 2003 год. Объявить выплату дивиденда за 2003 год по привилегированной акции ОАО «Сургутнефтегаз» - 0,16 рубля, по обыкновенной акции ОАО «Сургутнефтегаз» - 0,14 рубля; выплата дивидендов производится в рекомендованном Советом директоров порядке. Дата начала выплаты дивидендов – 01.04.2004. Дата окончания выплаты дивидендов – 19.05.2004».			
Вариант голосования	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

Подпись акционера (представителя) ___________________ (_____________________________________)

фамилия, инициалы

Реквизиты доверенности:____

№, дата выдачи

____

выдавшее доверенность лицо (ф.и.о.)

БЮЛЛЕТЕНЬ №2
для голосования по вопросам повестки дня годового общего собрания акционеров
открытого акционерного общества «Сургутнефтегаз»
(ОАО «Сургутнефтегаз»)

индивидуальный электронный код | штрих-код

наименование (Ф.И.О.)

место нахождения общества	Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул. Кукуевицкого,1
место проведения собрания	Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32 Дворец Искусств «Нефтяник»
дата проведения собрания	«20» марта 2004 года
время начала собрания	10 часов 00 минут местного времени
форма проведения собрания	собрание

По вопросу №4: «Избрание членов Совета директоров ОАО «Сургутнефтегаз»

предлагается решение:
Избрать в Совет директоров:

Фамилия, имя, отчество кандидата	«ЗА» Поле для проставления числа голосов, поданных за кандидата	«ПРОТИВ» Поле для проставления числа голосов, отданных за данный вариант голосования*	«ВОЗДЕРЖАЛСЯ» Поле для проставления числа голосов, отданных за данный вариант голосования*
1. Ананьева Сергея Алексеевича			
2. Горбунова Игоря Николаевича			
3. Богданова Владимира Леонидовича			
4. Буланова Александра Николаевича			
5. Матвеева Николая Ивановича			
6. Медведева Николая Яковлевича			
7. Мугу Байзета Юнусовича			
8. Резяпова Александра Филипповича			
9. Усманова Илдуса Шагалиевича			
10. Усольцева Александра Викторовича			
Итого: (количество голосующих акций, умноженное на 9)			
Поле для отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

Подпись акционера (представителя) ____________________ (________________________________)
фамилия, инициалы

Реквизиты доверенности:____
№, дата выдачи

____
выдавшее доверенность лицо (ф.и.о.)

для голосования по вопросам повестки дня годового общего собрания акционеров
открытого акционерного общества «Сургутнефтегаз»
(ОАО «Сургутнефтегаз»)

индивидуальный электронный код штрих-код

наименование (Ф.И.О.)

место нахождения общества	Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул. Кукуевицкого,1
место проведения собрания	Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32 Дворец Искусств «Нефтяник»
дата проведения собрания	«20» марта 2004 года
время начала собрания	10 часов 00 минут местного времени
форма проведения собрания	собрание

По вопросу №5: «Избрание членов Ревизионной комиссии ОАО «Сургутнефтегаз»			
предлагается решение: Избрать в Ревизионную комиссию:			
5.1. Белоусову Татьяну Михайловну	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			
5.2. Комарову Валентину Пантелеевну	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			
5.3. Олейник Тамару Федоровну	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

По вопросу №6: «Утверждение аудитора ОАО «Сургутнефтегаз»			
предлагается решение: «Утвердить общество с ограниченной ответственностью «Росэкспертиза» аудитором ОАО «Сургутнефтегаз» на 2004 год».			
Вариант голосования	«ЗА»	«ПРОТИВ»	«ВОЗДЕРЖАЛСЯ»
Поле для проставления числа голосов и отметки голосующего*			

* - Заполняется в случае голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг.

TO THE ATTENTION OF SHAREHOLDERS
of Open Joint Stock Company "Surgutneftegas"
(Location: ul. Kukuevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation)

Open Joint Stock Company "Surgutneftegas" (OJSC "Surgutneftegas") notifies shareholders that the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" is to be held on March 20, 2004, 10:00 a.m., at the Palace of Arts "Neftyanik" at the following address: ul. Entuziastov, 32, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russian Federation, 628415.

Form of the Annual General Shareholders' Meeting – meeting.

The registration of the participants of the meeting is to start at 8:00 a.m., March 20, 2004 at the venue of the meeting.

February 2, 2004 is the date of compiling the list of those who are entitled to participate in the meeting.

Agenda of the Annual General Shareholders' Meeting:

1. Approval of OJSC "Surgutneftegas" annual report on results of business activity for 2003.
2. Approval of the annual accounting statements of OJSC "Surgutneftegas", including profit and loss statements for 2003.
3. Distribution of profit (loss) of OJSC "Surgutneftegas" for 2003, including the dividend payment (declaration), approval of the size, of the form, of the schedule of dividend payment on shares of each category (type).
4. Electing members of OJSC "Surgutneftegas" Board of Directors.
5. Electing members of OJSC "Surgutneftegas" Auditing Committee.
6. Approval of the Auditor of OJSC "Surgutneftegas".
7. Approval of transactions with an interested party which may be conducted by OJSC "Surgutneftegas" in the course of general business activity (as stipulated in Item 6 of Article 83 of the Federal Law of the RF "On Joint Stock Companies").

The information subject to submission to OJSC "Surgutneftegas" shareholders is available to shareholders and their proxies from February 28, 2004 to March 20, 2004 inclusive, every working day from 9:00 a.m. to 12:30 p.m. and from 2:00 p.m. to 5:00 p.m. at the address: ul. Entuziastov, 52/1, office 152, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415. Surgut contact phone: (3462) 46 27 64.

The completed ballot paper can be sent by mail or submitted in person at the address: ZAO "Surgutinvestneft", ul. Entuziastov, 52/1, the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, 628415, every working day, 9 a.m.-12:30 p.m. and 2 p.m.-5 p.m.

The deadline for accepting ballot papers is March 17, 2004 inclusive.

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

« 26 » 02 2004 г. № 13-128

The Bank of New York

American Depositary Receipts
Administration

101 Barclay Street
New York, NY 10286
USA

Dear Sirs!

Hereby, in conformity with Item 4.07 of the Deposit Agreement, we are sending you:

- notice to the shareholders that the Annual General Shareholders' Meeting of OJSC "Surgutneftegas" is to be conducted on March 20, 2004;
- ballot papers for voting on items of the agenda of the Annual General Shareholders' Meeting of Open Joint Stock Company "Surgutneftegas".

Please kindly send us copies of all the instructions received from ADR Holders authorizing the Depositary to ensure that these ADRs vote at the Shareholders' Meeting.

Enclosure: 1 copy on 4 pages

Yours sincerely,

Deputy Director General
on Securities

Sergei A. Fedorov

Serebriakov
42 63 41

628400,
Российская Федерация,
Тюменская область,
Ханты-Мансийский
автономный округ,
г.Сургут,
ул.Кукуевицкого, 1

Тел.: 42-61-33
42-60-30
Телекс 735525 SEVER RU
Факс 42-64-95
Телетайп 314594 SEVER RU

ul. Kukuyevitskogo, 1,
Surgut, Tyumenskaya Oblast,
Khanty-Mansiysky
Autonomous Okrug,
Russian Federation,
Zip Code 628400

Tel.: 42-61-33
42-60-30
Telex 735525 SEVER RU
Fax 42-64-95
Teletype 314594 SEVER RU

ВНИМАНИЮ АКЦИОНЕРОВ
открытого акционерного общества «Сургутнефтегаз»!
(Место нахождения: Российская Федерация, Тюменская область, г. Сургут, ул. Кукуевицкого, 1).

Открытое акционерное общество «Сургутнефтегаз» (ОАО «Сургутнефтегаз») уведомляет акционеров, что 20 марта 2004 года в 10.00 в здании Дворца Искусств «Нефтяник» по адресу: 628415, Российская Федерация, Тюменская область, Ханты-Мансийский автономный округ, г.Сургут, ул.Энтузиастов, 32, состоится годовое общее собрание акционеров ОАО «Сургутнефтегаз».

Форма проведения годового общего собрания акционеров – собрание.

Регистрация участников собрания осуществляется 20 марта 2004 года с 08.00 по месту проведения собрания.

Дата составления списка лиц, имеющих право на участие в годовом общем собрании акционеров 2 февраля 2004 года.

Повестка дня годового общего собрания акционеров:

1. Утверждение годового отчета о результатах хозяйственной деятельности ОАО «Сургутнефтегаз» за 2003 год.
2. Утверждение годовой бухгалтерской отчетности ОАО «Сургутнефтегаз», в том числе отчетов о прибылях и убытках за 2003 год.
3. Распределение прибыли (убытков) ОАО «Сургутнефтегаз» за 2003 год, в том числе выплата (объявление) дивидендов, утверждение размера, формы и срока выплаты дивидендов по акциям каждой категории (типа).
4. Избрание членов Совета директоров ОАО «Сургутнефтегаз».
5. Избрание членов Ревизионной комиссии ОАО «Сургутнефтегаз».
6. Утверждение аудитора ОАО «Сургутнефтегаз».
7. Об одобрении сделок с заинтересованным лицом, которые могут быть совершены ОАО «Сургутнефтегаз» в процессе осуществления обычной хозяйственной деятельности (в порядке п.6 ст.83 Федерального закона РФ «Об акционерных обществах»).

С информацией, подлежащей представлению акционерам ОАО «Сургутнефтегаз», акционеры и их представители могут ознакомиться с 28 февраля 2004 года по 20 марта 2004 года включительно по адресу: 628415, г.Сургут, Тюменская область, Ханты-Мансийский автономный округ, ул.Энтузиастов, 52/1, каб. №152, в течение каждого рабочего дня с 09.00 до 12.30 и с 14.00 до 17.00. Контактный телефон в Сургуте: (3462) 46 27 64.

Заполненный бюллетень может быть отправлен по почте или представлен лично по адресу: ЗАО «Сургутинвестнефть», ул.Энтузиастов, 52/1, г.Сургут, Тюменская область, Ханты-Мансийский автономный округ, 628415, время приема - в течение каждого рабочего дня с 09.00 до 12.30 и с 14.00 до 17.00. Дата окончания срока приема бюллетеней для голосования - 17 марта 2004 года включительно.

INFORMATION ON THE SIGNIFICANT FACT
"INFORMATION ON THE PERIOD FOR PERFORMANCE OF THE ISSUER'S LIABILITIES TO SECURITY HOLDERS"

1. The Issuer's full corporate name: ***Open Joint Stock Company «Surgutneftegas».***

2. Location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation.***

3. The Issuer's taxpayer identification number as assigned by the taxation authority: ***INN 8602060555.***

4. The Issuer's unique code as assigned by the registering authority: ***00155-A.***

5. The code of the significant fact: ***0900155A19052004.***

6. The Internet-resource used by the Issuer to publish information on significant facts: ***www.surgutneftegas.ru.***

7. The periodicals used by the Issuer to publish information on significant facts: ***"Prilozheniye k Vestniku FKTsB Rossii", newspaper "Neft Priobya".***

8. Class, category (type), issue and other identifying attributes of the registered securities: ***ordinary non-documentary registered shares and preferred non-documentary registered shares of OJSC "Surgutneftegas"***

9. Issues state registration number, state registration date:

ordinary non-documentary registered shares 1-01-00155-A as of June 24, 2003;

preferred non-documentary registered shares 2-01-00155-A as of June 24, 2003.

10. Definition of the Issuer's liability: ***dividend payment for 2003 on ordinary and preferred non-documentary registered shares amounting to RUR 6,233,958,976.3.***

11. The date when the liability is to be performed: ***19.05.2004.***

12. Fact of liabilities performance and non-performance by the Issuer: ***performed except when shareholders failed to submit correct and complete information for dividend payment.***

13. Method of yield payment of the Issuer's securities: ***Cash.***

14. Reason for non-performance:

- incorrect, incomplete or outdated information on shareholder banking account details stated in the registered person form to receive dividends;

- incorrect, incomplete or outdated information on shareholder mailing address stated in the registered person form to receive dividends;

Monetary value of non-performed liability: ***RUR 41,688,771.25***

Acting Director General
OJSC "Surgutneftegas" **N.I.Matveev**

Date: May 20, 2004 Stamp

INFORMATION ON THE SIGNIFICANT FACT
"INFORMATION ON ACCRUED AND (OR) PAID YIELD ON THE ISSUER'S SECURITIES"

1. The Issuer's full corporate name: ***Open Joint Stock Company «Surgutneftegas».***

2. Location: ***ul. Kukuyevitskogo, 1, the city of Surgut, Tyumenskaya Oblast, Russian Federation.***

3. The Issuer's taxpayer identification number as assigned by the taxation authority: ***INN 8602060555.***

4. The Issuer's unique code as assigned by the registering authority: ***00155-A.***

5. The code of the significant fact: ***0600155A19052004.***

6. The Internet-resource used by the Issuer to publish information on significant facts: ***www.surgutneftegas.ru.***

7. The periodicals used by the Issuer to publish information on significant facts: ***"Prilozheniye k Vestniku FKTsB Rossii", newspaper "Neft Priobya".***

8. Class, category (type), issue and other identifying attributes of the registered securities: ***ordinary non-documentary registered shares and preferred non-documentary registered shares of OJSC "Surgutneftegas"***

9. Issues state registration number, state registration date:

ordinary non-documentary registered shares 1-01-00155-A as of June 24, 2003;

preferred non-documentary registered shares 2-01-00155-A as of June 24, 2003.

10. Registering body that has registered of securities issue: ***Federal Securities Market Commission of Russia***

11. The Issuer's managing body which adopted a resolution on dividend payments on the Issuer's shares: **annual general shareholders' meeting of OJSC "Surgutneftegas".**

Date when the decision on dividend payment was adopted: ***March 20, 2004;***

Date when the minutes of general shareholders' meeting were drawn: ***March 22, 2004.***

12. Total amount of dividend accrued on shares of a certain category (type):

RUR 5,001,639,258.7 per an ordinary share

RUR 1,232,319,717.6 per a preferred share

Total amount of dividend accrued on one share of a certain category (type):

RUR 0.14 per an ordinary share

RUR 0.16 per a preferred share

13. Method of yield payment of the Issuer's securities: ***Cash.***

14. Dividend payment end date: ***19.05.2004.***

15. Total amount of dividends paid on the Issuer's shares: ***RUR 6,192,270,205.05***

Acting Director General
OJSC "Surgutneftegas" **N.I.Matveev**

Date: May 20, 2004 Stamp

QUARTERLY REPORT

SECURITIES ISSUER

Open Joint Stock Company "Surgutneftegas"

The Issuer's code: 00155-A

for I Quarter 2004

Location: Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1
Mailing address: 628400, RF, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1

In conformity with the Russian Federation Legislation on Securities, information contained in the present quarterly report is subject to disclosure

Director General ________________ V.L.Bogdanov
Date: May 11, 2004 (signature) name

First Deputy Chief Accountant ________________ M.N.Purmak
Date: May 11, 2004 (signature) name

STAMP

Contact person: ***Molchanov Anton Ivanovich***
Securities Division Head
Phone: ***(095) 928-52-71*** Fax: ***(095) 928-52-71***
E-mail: ***AMolchanov@msk.surgutneftegas.ru***
Website: ***www.surgutneftegas.ru***

Index:

INTRODUCTION

The Issuer's full corporate name.
Open Joint Stock Company "Surgutneftegas"

Abbreviated name.
OJSC "Surgutneftegas"

Location, mailing address and phone numbers.
Location: ***Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
Tel.: ***(3462) 42-61-33*** Fax: ***(3462) 42-64-95***
E-mail***: secretary@surgutneftegas.ru***
Website where the present report is available in full:
www.surgutneftegas.ru

Information on the placed securities.
The type: ***shares***
The category: ***ordinary***
Par value of one share of the issue: ***RUR 1***
The amount of shares of the issue: ***35,725,994,705***

The type: ***shares***
The category: ***preferred***
Par value of one share of the issue: ***RUR 1***
The amount of shares of the issue: ***7,701,998,235***

Other information that the Issuer may consider relevant to provide.

Pursuant to the Order of FKTsB of Russia dated 24.06.2003 No.03-1215/r the additional issues of the issuing securities of Open Joint Stock Company "Surgutneftegas" were merged so that:

- the following state registration numbers assigned to the issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:
87-1-664 dated 19.07.1994;
MF 67-1-01430 dated 30.09.1996;
1-05-00155-A dated 25.08.1997;
1-06-00155-A dated 22.12.1997;
1-07-00155-A dated 18.04.2000;
the above-mentioned issues of the ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were assigned the state registration number 1-01-00155-A dated June 24, 2003;

- the following state registration numbers assigned to the issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:
87-1-664 dated 19.07.1994;

MF 67-1-01184 dated 05.04.1996;
MF 67-1-01431 dated 30.09.1996;
2-05-00155-A dated 25.08.1997;
2-06-00155-A dated 24.10.1997;
the above-mentioned issues of the preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were assigned the state registration number 2-01-00155-A dated June 24, 2003.

"The present quarterly report contains estimates and forecasts of the Issuer's authorized management bodies in regard to the forthcoming events and actions, prospects of development of the Issuer's main industry and the Issuer's operating results, including the Issuer's plans, probability of certain events and actions. Investors should not entirely rely on the estimates and forecasts of the Issuer's management bodies, since for many reasons the Issuer's future actual operating results may differ from the forecast results. Acquisition of the Issuer's securities may entail risks described in the present quarterly report".

1. Summary on the persons on the Issuer's management bodies, the Issuer's bank accounts, auditor, appraiser and financial adviser, and on the other persons who signed the present report.

1.1 Persons on the Issuer's management bodies.

The Issuer's Board of Directors.

Members:
Name: ***Ananiev Sergei Alekseevich***
Date of birth: ***1959***

Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***

Name: ***Bulanov Alexander Nikolaevich***
Date of birth: ***1959***

Name: ***Gorbunov Igor Nikolaevich***
Date of birth: ***1967***

Name: ***Matveev Nikolai Ivanovich***
Date of birth: ***1942***

Name: ***Medvedev Nikolai Yakovlevich***
Date of birth: ***1943***

Name: ***Rezyapov Alexander Filippovich***
Date of birth: ***1952***

Name: ***Usmanov Ildus Shagalievich***
Date of birth: ***1954***

Name: ***Usoltsev Alexander Viktorovich***
Date of birth: ***1938***

The individual executive body: ***Director General***
Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***

Members of the collegiate executive body:
In accordance with the Company's Charter, the Company has no collegiate executive body

1.2. Information on the Issuer's bank accounts.

Full corporate name of the banking institution: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name of the banking institution:
CJSC "SNGB"
Location: ***RF, the city of Surgut***
Taxpayer identification number of the banking institution:
8602190258
Account number: ***40702810000000100368***
Account type: ***settlement***
Account number: ***40702810700000400368***
Account type: ***settlement***
Account number: ***40702810800000300368***
Account type: ***current***
Account number: ***40702810900000200368***
Account type: ***current***
Account number: ***40702840300000100368***
Account type: ***current foreign currency account, USD***
Account number: ***40702826900000100368***
Account type: ***current foreign currency account, pounds sterling***
Account number: ***40702978900000100368***
Account type: ***current foreign currency account, Euro-currency***
Bank identification code: ***047144709***
Correspondent account of the banking institution: ***30101810600000000709***

Full corporate name of the banking institution: ***Moscow BRANCH of Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name of the banking institution: ***MF CJSC "SNGB"***
Location: ***RF, the city of Moscow***
Taxpayer identification number of the banking institution: ***8602190258***
Account number: ***40702810900070000007***
Account type: ***settlement***
Bank identification code: ***044552698***
Correspondent account of the banking institution: ***30101810800000000698***

Full corporate name of the banking institution: ***West Siberian Bank of the Savings Bank of the Russian Federation (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***West Siberian Bank of the Savings Bank of Russia***
Location: ***RF, the city of Tyumen***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810467020103612***
Account type: ***settlement***
Bank identification code: ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

Full corporate name of the banking institution:
Surgut Branch No.5940 of the Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company)

Abbreviated name of the banking institution: ***Surgut Branch 5940 of the Savings Bank of Russia***
Location: ***RF, the city of Surgut***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810567170101451***
Account type: ***settlement***
Account number: ***40702840267170100052***
Account type: ***current foreign currency account***
Bank identification code: ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

Full corporate name of the banking institution: ***Closed Joint Stock Company "International Moscow Bank"***
Abbreviated name of the banking institution: ***International Moscow Bank (CJSC)***
Location: ***RF, Moscow***
Taxpayer identification number of the banking institution:
7710030411
Account number: ***40702810000010002908***
Account type: ***settlement***
Account number: ***40702840600010002909/601633-USD-4010-02***
Account type: ***current foreign currency account, USD***
Account number: ***40702978300010236471/601633-EUR-4010-02***
Account type: ***current foreign currency account, Euro***
Account number: ***40702826300010002906/601633-GBP-4010-02***
Account type: ***current foreign currency account, pounds sterling***
Account number: ***40702392600010002907/601633-JPY-4010-02***
Account type: ***current foreign currency account, Japanese yens***
Bank identification code: ***044525545***
Correspondent account of the banking institution: ***30101810300000000545***

Full corporate name of the banking institution: ***AK "The Moscow Municipal Bank – Bank of Moscow" (OJSC)***
Abbreviated name of the banking institution: ***OJSC "Bank of Moscow"***
Location: ***RF, the city of Moscow***
Taxpayer identification number of the banking institution: ***7702000406***
Account number: ***40702810900170000324***
Account type: ***settlement***
Account number: ***40702840200170000324***
Account type: ***current foreign currency account, USD***
Bank identification code: ***044525219***
Correspondent account of the banking institution: ***30101810500000000219***

Full corporate name of the banking institution: ***Commercial Bank "J P Morgan Bank International" (Limited Liability Company)***
Abbreviated name of the banking institution: ***KB "J P Morgan Bank International" (LLC)***
Location: ***RF, the city of Moscow***
Taxpayer identification number of the banking institution: ***7710014949***

Account number: ***40702840400000000077***
Account type: ***current foreign currency account***
Bank identification code: ***044525218***
Correspondent account of the banking institution: ***30101810200000000218***

Full corporate name of the banking institution: ***Closed Joint Stock Company Joint Stock Bank "Gazprombank"***
Abbreviated name of the banking institution: ***AB "Gazprombank" (CJSC)***
Location: ***RF, the city of Moscow***
Taxpayer identification number of the banking institution: ***7744001497***
Account number: ***40702810800000002623***
Account type: ***settlement***
Bank identification code: ***044525823***
Correspondent account of the banking institution: ***30101810200000000823***

Full corporate name of the banking institution: ***Joint Stock Commercial Bank "ROSBANK" (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***OJSC AKB "ROSBANK"***
Location: ***RF, the city of Moscow***
Taxpayer identification number of the banking institution: ***7730060164***
Account number: ***40702810700001013054***
Account type: ***current***
Account number: ***40702840700000013054***
Account type: ***current foreign currency account, USD***
Account number: ***40702840100008013054***
Account type: ***current foreign currency account, USD***
Bank identification code: ***044525256***
Correspondent account of the banking institution: ***30101810000000000256***

Full corporate name of the banking institution: ***Bank of Foreign Economic Activity of the USSR***
Abbreviated name of the banking institution: ***Vnesheconombank of the USSR***
Location: ***RF, the city of Moscow***
Taxpayer identification number of the banking institution: ***7708011796***
Account number: ***40502840609882059800***
Account type: ***frozen account***
Account number: ***40702R77709882039800***
Account type: ***blocked account, exchange rubles, Korea***
Bank identification code: ***044525060***
Correspondent account of the banking institution: ***30101810500000000060***

1.3. Information on the Issuer's auditor(s).

Name: ***Limited Liability Company "Rosekspertiza"***
Abbreviated name: ***LLC "Rosekspertiza"***
Location: ***107078, Russian Federation, Moscow, ul. Mashi Poryvaevoy, 11***
Tel.: ***(095) 721-38-83*** Fax: ***(095) 721-38-94***
E-mail: rosexpertiza@glasnet.ru

Information on Auditor's license:
Number: ***E 000977***
Date of issue: ***25.06.2002***
Date of expiry: ***24.06.2007***

The body that issued the license: ***Ministry of Finance of the Russian Federation***

Fiscal years for which the Auditor conducted independent audit of the Company's financial (accounting) reports:
LLC "Rosekspertiza" conducted independent audit of the Company's financial (accounting) reports for the reporting periods from 1995 to 2001 inclusive and for 2003.

The Auditor's independence from the Issuer: ***LLC "Rosekspertiza" is an independent auditor. The institutors of LLC "Rosekspertiza" are natural persons, citizens of the Russian Federation.***
There are no factors influencing the independence of LLC "Rosekspertiza" from the Company.

Auditor selection procedure: ***The Company's Board of Directors at its meeting considers proposals from various auditing companies which have been received by the date of the meeting. The Board of Directors reviews the proposals from auditing companies and adopts a resolution to recommend an auditor to be further approved by a Shareholders' Meeting.***

Information on works conducted by the Auditor as part of its specific auditing tasks:
In November 2003, LLC "Rosekspertiza" as part of agreed-upon auditing procedures examined the data contained in the tables on mobilization equipment, prepared by the Company as of 01.01.2003 as required by Provision on Procedures of Economic Encouragement of Preparation of Mobilization of the Economic System No.GG-181, 13-6-5/9564, BG-18-01/3 approved by the Ministry of Economic Development and Trade of the Russian Federation, the Ministry of Finance of the Russian Federation and the Ministry of Taxes of the Russian Federation dated 02.12.2002.

Information on substantial interests between the Auditor (its officers) and the Company (its officers):
- LLC "Rosekspertiza" and its officers do not have any share in the Company's charter capital and are not the Company's shareholders;
- LLC "Rosekspertiza" and its officers have not borrowed any funds from the Company;
- LLC "Rosekspertiza" and its officers have not participated in promotion of the Company's products (services) and have not participated in any joint activities with the Company both of commercial and non-commercial nature;
- Officers of LLC "Rosekspertiza" do not have any kinship with the Company's officers;

- None of the Company's officers is at the same time an officer of LLC "Roseksperitza", as well as none of the officers of LLC "Rosekspertiza" is at the same time the Company's officer.

Procedure for determining the size of the Auditor's remuneration and information on deferred and overdue payments for services provided by the Auditor:
LLC "Rosekspertiza" tenders a commercial offer to the Board of Directors of the Company, which specifies the audit procedure in all substantial aspects, estimation of labor costs to conduct the audit of the Company's annual financial (accounting) reports, estimation of traveling expenses, as well as provides draft Auditing Services Agreement. If necessary, the Company may require additional estimations and explanations from LLC "Rosekspertiza". Based on the provided information, the Company's Board of Directors makes a decision in regard to the amount of remuneration due to LLC "Rosekspertiza". The Company has no delayed or overdue payments to be made to LLC "Rosekspertiza" for rendered services.

1.4. Information on the Issuer's appraiser.

Name: ***Limited Liability Company "Rosekspertiza"***
Abbreviated name: ***LLC "Rosekspertiza"***
Location: ***107078, Russian Federation, Moscow, ul. Mashi Poryvaevoy, 11***
Tel.: ***(095) 721-38-83*** Fax: ***(095) 721-38-94***
E-mail: ***rosexpertiza@glasnet.ru***

Information on Appraiser's license:
Number: ***No.000140***
Date of issue: ***17.08.2001***
Date of expiry: ***16.08.2004***
The body that issued the license: ***Ministry of Property Relations of the Russian Federation***
The Charter of LLC "Rosekspertiza" provides that it has the right to perform appraising activities.

Information on appraising services: ***LLC "Rosekspertiza" conducted reappraisal of the Company's fixed assets as of 01.01.1999. All the calculations were made in accordance with instructions in regard to reappraisal of fixed assets issued by the Government of the Russian Federation, the Ministry of Finance of the Russian Federation, Russian State Statistics Committee, State Tax Administration of the Russian Federation and other government bodies.***

Name: ***Open Joint Stock Company "Obyedinennye konsultanty "FDP"***
Abbreviated name: ***OJSC "Obyedinennye konsultanty "FDP"***
Location: ***Moscow, prospekt Mira, 124, apt.15***
Tel.: ***(095) 283-74-54*** Fax: ***(095) 283-34-17***
E-mail: ***n/a***

Information on Appraiser's license:

Number: ***No.000016***
Date of issue: ***06.08.2001***
Date of expiry: ***06.08.2004***

The body that issued the license: ***Ministry of Property Relations of the Russian Federation***
Information on appraising services: ***OJSC "Obyedinennye konsultanty "FDP" presented its expert opinion on reproduction cost of fixed assets as of 01.01.2002.***

1.5. Information on the Issuer's advisors.
The Issuer has no financial advisor.

1.6. Information on the other persons who signed the present quarterly report.

Name: ***Purmak Marina Nikolaevna***
Company: ***OJSC "Surgutneftegas"***
Position: ***First Deputy Chief Accountant***
Tel.: ***(3462) 42 65 78*** *Fax:* ***(3462) 42 68 49***

2. Information on the Issuer's financial and economic position.

2.1. The Issuer's financial and economic performance indicators:

Item	1999	2000	2001	2002	2003	1Q2004
The Company's net assets value, thousand RUR	122,354,201	238,167,098	299,492,631	473,498,90	510,313,34	516,837,30
Raised funds to capital and reserves, %	*9.26*	*4.69*	*5.75*	*6.16*	*6.31*	*7.61*
Short-term liabilities to capital and reserves, %	*9.11*	*4.68*	*5.75*	*5.76*	*5.90*	*7.21*
Cover of debt servicing payments, times	*0.98*	*2.30*	*1.93*	*2.32*	*2.31*	*1.03*
Debt in arrears, %	*0.110*	*0.300*	*0.023*	*0.002*	*0.078*	*0.080*
Net assets turnover, times	*0.66*	*0.66*	*0.49*	*0.39*	*0.42*	*0.11*
Payables turnover, times	*3.69*	*6.16*	*9.40*	*9.18*	*8.86*	*2.30*
Receivables turnover, times	*4.35*	*15.25*	*9.84*	*8.54*	*8.83*	*2.12*
Share of profit tax in pre-tax profit, %	*22.78*	*24.33*	*18.17*	*16.98*	*22.90*	*20.46*

Net assets value has been steadily increasing for the last five full fiscal years (1999-2003), from RUR 122,354,201 thousand to RUR 510,313,364 thousand, which characterizes the Company's stable financial position.

The Company's dependence on external investors is extremely low.

The rate of debt payment by the Company has soared over the five reporting years (Payables turnover has risen from 3.69 to 8.86 times).

Higher receivables turnover shows that credit sales have been going down and default risk has lowered, which pushes up profits.

Solvency indicators of the Company are many times higher than standard level. The slight downward trends of 2002 and 2003 are unable to profoundly affect the Company's solvency and financial stability. The Company's credit risk is minimal.

2.2. Market capitalization.

Market capitalization is calculated as a sum of products of the amount of shares of each category and weighted average price of one share of this category:

Period: ***1999***
Weighted average price:
calculation method: ***calculated based on top 10 major transactions made in the RTS system in December 1999***
Market capitalization: ***$6,286,557,753***

Period: ***2000***
Weighted average price:
calculation method: ***calculated based on top 10 major transactions made in the RTS system in December 2000***
Market capitalization: ***$8,600,550,747***

Period: ***2001***
Weighted average price:
calculation method: ***calculated based on top 10 major transactions made in the RTS system in December 2001***
Market capitalization: ***$11,999,520,907***

Period: ***2002***
Weighted average price:
calculation method: ***calculated based on top 10 major transactions made in the RTS system in December 2002***
Market capitalization: ***$12,597,329,217***

Period: ***2003***
Weighted average price:
calculation method: ***calculated based on top 10 major transactions made in the RTS system in December 2003***
Market capitalization: ***$23,455,881,946***

Period: ***1 Quarter 2004***
Weighted average price:
calculation method: ***calculated based on top 10 major transactions made in the RTS system in February 2004***
Market capitalization: ***$24,773,898,939***

2.3. The Issuer's liabilities.

2.3.1. Accounts payable.

Accounts payable as of 31.12.1999 *thousand RUR*

Liabilities	*Payment period*					
	up to 30 days	*31 to 60 days*	*61 to 90 days*	*91 to 180 days*	*181 days to 1 year*	*over 1 year*
Total short-term and long-term liabilities	***9,192,660***				***2,262,910***	***184,781***
Total accounts payable, including:	***9,192,532***					
- due to suppliers and contractors	***2,438,532***					
- bills payable						
- due to the Issuer's affiliates						
- accrued payroll	***625,276***					
- due to the budget and non-budget funds	***5,200,123***					
- other accounts payable	***928,601***					
Total loans					***26,700***	***7,220***
Total borrowings, including:					***1,354,000***	***177,561***
- bonded loans						
Other liabilities	***128***				***882,210***	

Total overdue accounts payable, including:	***12,791***					
- due to the budget and non-budget funds						
-due to suppliers and contractors	***12,791***					
Loans in arrears						
Borrowings in arrears						

Accounts payable as of 31.12.2000 *thousand RUR*

Liabilities	**Payment period**					
	up to 30 days	**31 to 60 days**	**61 to 90 days**	**91 to 180 days**	**181 days to 1 year**	**over 1 year**
Total short-term and long-term liabilities	**9,572,356**				**1,937,450**	**18,101**
Total accounts payable, including:	**9,572,356**					
- due to suppliers and contractors	**2,853,471**					
- bills payable						
- due to the Issuer's affiliates						
- accrued payroll	**1,193,712**					
- due to the budget and non-budget funds	**4,291,380**					
- other accounts payable	**1,233,793**					
Total loans					**54,000**	**7,220**
Total borrowings, including:					**127,929**	**10,881**
- bonded loans						
Other liabilities					**1,755,521**	

Total overdue accounts payable, including:	**34,605**					
- due to the budget and non-budget funds						
-due to suppliers and contractors	**34,605**					
Loans in arrears						
Borrowings in arrears						

Accounts payable as of 31.12.2001 *thousand RUR*

Liabilities	**Payment period**					
	up to 30 days	**31 to 60 days**	**61 to 90 days**	**91 to 180 days**	**181 days to 1 year**	**over 1 year**
Total short-term and long-term liabilities	**7,549,401**				**9,797,850**	
Total accounts payable, including:	**7,549,401**					

- due to suppliers and contractors	3,189,783					
- bills payable						
- due to the Issuer's affiliates						
- accrued payroll	1,791,521					
- due to the budget and non-budget funds	1,872,198					
- other accounts payable	695,899					
Total loans					37,000	
Total borrowings, including:					720,197	
- bonded loans						
Other liabilities					9,040,653	

Total overdue accounts payable, including:	4,034					
- due to the budget and non-budget funds						
-due to suppliers and contractors	4,034					
Loans in arrears						
Borrowings in arrears						

Accounts payable as of 31.12.2002 *thousand RUR*

Liabilities	Payment period					
	up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 days to 1 year	over 1 year
Total short-term and long-term liabilities	12,178,672				14,755,904	1,902,821
Total accounts payable, including:	12,178,672					
- due to suppliers and contractors	2,203,490					
- bills payable						
- due to the Issuer's affiliates						
- accrued payroll	1,694,543					
- due to the budget and non-budget	1,555,339					

funds						
- other accounts payable	6,725,300					
Total loans					35,000	439,325
Total borrowings, including:					3,275,787	1,463,496
- bonded loans						
Other liabilities					11,445,117	

Total overdue accounts payable, including:	553					
- due to the budget and non-budget funds						
-due to suppliers and contractors	553					
Loans in arrears						
Borrowings in arrears						

Accounts payable as of 31.12.2003 *thousand RUR*

Liabilities	Payment period					
	up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 days to 1 year	over 1 year
Total short-term and long-term liabilities	14,758,257				14,993,034	2,038,599
Total accounts payable, including:	14,758,257					
- due to suppliers and contractors	2,187,860					
- bills payable						
- due to the Issuer's affiliates						
- accrued payroll	1,737,171					
- due to the budget and non-budget funds	6,771,852					
- other accounts payable	4,061,374					
Total loans					29,143	1,475,127
Total borrowings, including:					5,282,585	188,166
- bonded loans						
Other liabilities					9,681,306	375,306

Total overdue accounts payable, including:	***24,552***					
- due to the budget and non-budget funds						
-due to suppliers and contractors	***24,552***					
Loans in arrears						
Borrowings in arrears						

Accounts payable as of 31.03.2004 *thousand RUR*

Liabilities	***Payment period***					
	up to 30 days	***31 to 60 days***	***61 to 90 days***	***91 to 180 days***	***181 days to 1 year***	***over 1 year***
Total short-term and long-term liabilities	***14,318,338***	***6,223,930***			***16,266,943***	***2,063,058***
Total accounts payable, including:	***14,318,338***					
- due to suppliers and contractors	***2,016,553***					
- bills payable						
- due to the Issuer's affiliates						
- accrued payroll	***1,685,027***					
- due to the budget and non-budget funds	***7,353,564***					
- other accounts payable	***3,263,194***					
Total loans					***18,082***	***1,426,581***
Total borrowings, including:					***6,619,042***	***188,166***
- bonded loans						
Other liabilities		***6,223,930***			***9,629,819***	***448,311***

Total overdue accounts payable, including:	***29,477***					
- due to the budget and non-budget funds						

-due to suppliers and contractors	*29,477*					
Loans in arrears						
Borrowings in arrears						

There are no creditors who account for at least 10 per cent of the total accounts payable as of 1999 to 2003 and the first quarter of 2004.

2.3.2. Credit history.

There are no credit agreements and/or loan agreements, valid from 1999 to 2003 and as of the last day of the reporting quarter, with the principal amounting to or exceeding 10 per cent of the Company's net assets value as of the last day of the reporting period, which precedes conclusion of the corresponding agreement.

2.3.3. The Issuer's liabilities relating to backing provided to third parties.

The Company has no liabilities relating to backing provided to third parties in 1999 – 2003 and in the first quarter of 2004.

2.3.4. The Issuer's other liabilities.

The Company has no agreements, including forward contracts, which are not shown in its balance sheet and may profoundly affect the Company's financial position, its liquidity, sources of financing and terms of their use, operating results and expenses in 1999-2003 and in the first quarter of 2004.

2.4. Objectives of the issues and information of the use of funds generated by placement of issuing securities.

No. of issue	**Objectives**	**Use of funds raised by the issue**
10.	***Transfer to the single share of Surgutneftegas Group of companies***	***The shares of this issue were to be exchanged for shares of OJSC "NK "Surgutneftegas", shares in charter capitals of limited liability companies "Production Association "Kirishinefteorgsintez", "Marketing Association "Pskovnefteprodukt", "Marketing Association "Tvernefteprodukt", "Kaliningradnefteprodukt", "Novgorodnefteprodukt". The funds raised were used to increase the fraction of shares of OJSC "NK "Surgutneftegas".***

2.5. Risks related to acquisition of placed issuing securities or those being placed.

2.5.1. **Industry risks.**

Major factors affecting oil prices in the short and middle term perspective are the following:
- changes in global markets:
- the economic situation in major oil consuming countries (the USA and the European Union);
- OPEC decisions on oil supplies to global markets;
- military conflict escalation in the Middle East;
- changes in the Russian market:
- pace of oil export capacity expansion;
- the economic situation and growth trends in the Russian Federation;
- world oil price fluctuations affecting profitability of oil and petroleum products exports by rail;

2.5.2. Country and region risks.

The Company's core business is located in Khanty-Mansiysky and Yamalo-Nenetsky Autonomous Okrugs of Tyumenskaya Oblast and in the northwestern and central regions of the Russian Federation. The fact that we are committed to the efficiency of our business aimed at long-term growth, social responsibility to the country, society and employees, and that Russia and those regions where we operate have been demonstrating sustainable development in recent years, removes any grave country- and region-related political risks.

Geographically, the regions where the Company does its business are unlikely to face any major seismic hazard or to experience more natural disasters than any other region of the Russian Federation on average.

2.5.3. Financial risks.

One of the primary earning activities of the Company is export of oil and petroleum products to foreign markets. As a rule, export payments are made in US dollars, which brings about US dollar foreign exchange risks. In this regard, the Company's short-term and long-term financial investment policy seeks to reduce risks of currency exposure.

Interest rate risks have less impact on the Company's operations owing to its strong financial position, absence of heavy debts, and availability of substantial cash assets to be spent on strategic projects. However, changes in interest rates related to country risks reevaluation may entail changes in the Company's requirements for investment projects return.

2.5.4. Legal risks.

Changes in tax laws, i.e. higher tax rates or different scheme or time frame for calculation and payment of taxes, may reduce the Company's profit.

Changes in licensing requirements for the Company may lead to a longer period needed for preparation of documents to renew licenses; besides, the Company may have to align the Company's operations with the new requirements. However, this risk should be considered low, except for

the cases when the Company will not be able to comply with the requirements to renew licenses or carry out its activities, which are to be licensed, or when compliance with requirements will entail excessive expenses, which may result in the Company terminating this kind of activity.

Changes in judicial practice are mainly related to changes in laws. Nevertheless, there is not much possibility of such changes, which may deeply affect the Company's operations.

In the reporting period, the Company did not run any legal risks relating to the Company's activities or resulting from changes in tax and currency laws or from licensing requirements the Company needs to comply with in order to conduct its activities. However, the new Federal Law No.173-FZ "On Currency Exchange Regulation and Currency Control" of December 10, 2003 (effective from June 17, 2004 except for some provisions that become effective from some other dates) provides for the obligation to reserve monetary funds in the Russian Federation currency (inter alia, by residents) on a separate account with an authorized bank before some exchange transactions specified in the above law are conducted, which is to result in a partial outflow of cash to be further reserved.

2.5.5. Risks related to the Issuer's operations.

Key risks that may deeply affect the Company's operations are external factors such as changes in prices in both world and domestic markets, expansion of Russian export capacities to transport oil and petroleum products, higher transport and electricity tariffs, and additional taxes imposed on Russian oil producers.

3. Detailed information on the Issuer.

3.1. The Issuer's history.

3.1.1. Information on the Issuer's corporate name (name):
The Issuer's full corporate name:
Open Joint Stock Company "Surgutneftegas"
Abbreviated name:
OJSC "Surgutneftegas"

Information on the alterations in the Issuer's name and its organizational and legal form:
Production Association "Surgutneftegas"
PO "Surgutneftegas"
Introduced: ***15.09.1977***

Open Joint Stock Company "Surgutneftegas"
AOOT "Surgutneftegas"
Introduced: ***06.05.1993***

Open Joint Stock Company "Surgutneftegas"
OJSC "Surgutneftegas"
Introduced: ***27.06.1996***

The current name was introduced: ***27.06.1996***

3.1.2. Information on the state registration of the Issuer.

The date of the state registration of the Issuer: ***06.05.1993***
Number of the state registration certificate (or other document confirming the state registration of the Issuer): ***12-4782***
The body that conducted the state registration: ***Administration of the city of Surgut of Khanty-Mansiysky Autonomous Okrug of Tyumenskaya Oblast***
Date of registration in the United State Register of Legal Entities: ***18.09.2002***
Main state registration number: ***1028600584540***
The body that conducted the state registration: ***Ministry of Taxes and Duties of Russia for Surgut, Khanty-Mansiysky Autonomous Okrug***

3.1.3. Information on the Issuer's establishment and evolution.

The Issuer's life period: ***The Company was established on 06.05.1993 in accordance with Order of the President of the Russian Federation No.1403 "On Specifics of Privatization and Transformation into Joint Stock Companies of State Enterprises, Production and Scientific Production Associations of Petroleum Industry, Petroleum Refining and Oil Products Marketing Industries" dated 17.11.1992. - Transformation of PO "Surgutneftegas" into AOOT "Surgutneftegas". Resolution of the Annual General Shareholders' Meeting dated 15.06.1996, minutes No.32, which was accepted in order to bring the Company's constituent documents into conformity with Federal Law No.208-FZ "On Joint Stock Companies" dated 26.12.1995, approved the new edition of the Company's Charter, according to which the Company's corporate name was changed from AOOT "Surgutneftegas" to OJSC "Surgutneftegas" beginning from 27.06.1996.***

The period when the Issuer ceases to exist: ***indefinite.***

Corporate purpose: ***the main corporate objective is profit earning.***

Other information: ***no other information.***

3.1.4. Contacts.

Location: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
Location of the Issuer's continuing executive body: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***

Tel.: ***(3462) 42 61 33***

Fax: ***(3462) 42 64 95***

E-mail: ***secretary@surgutneftegas.ru***
Website: ***www.surgutneftegas.ru***

Shareholder and Investor Relations Company
Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut***
Tel.: ***(3462) 46 46 50***
Fax: ***(3462) 46 46 50***
E-mail: ***sasha@wsnet.ru***
Website: ***no website***

3.1.5. Taxpayer identification number.
8602060555

3.1.6. Branches and representative offices.

Name: ***Moscow Representative Office of OJSC "Surgutneftegas"***
Location: ***101000, Russian Federation, Moscow, ul. Myasnitskaya, 34, Building 1***
Mailing address: ***101000, Russian Federation, Moscow, ul. Myasnitskaya, 34, Building 1***
Head: ***Makarkin Yury Nikolaevich***
Opening date: ***27.09.1993***
Term of the Power of Attorney: ***31.12.2004***

3.2. The Issuer's core economic activity.

3.2.1. Industry classification of the Issuer.
OKVED codes: ***11.10.11; 45; 74.14; 74.20.2; 64.20; 75.13; 55.30; 52; 72; 22.1***

3.2.2. The Issuer's core economic activity.
Industry classification of the Issuer: according to the All-Russia Classifier of Economic Activities, the code of the Issuer's main activity is OKVED 11.10.11, Crude Oil and Petroleum (Associated) Gas Production.

Oil and associated gas production is the core economic activity.

Items	Unit	1999	2000	2001	2002	2003	1Q2004
Operating revenues	*RUR '000*	*80,826,957*	*156,667,032*	*147,136,178*	*185,821,042*	*213,335,303*	*59,411,561*
Change against previous reporting year	*%*	*	*93.8*	*-6.1*	*26.3*	*14.8*	*
Share of operating revenues in	*%*	*97.4*	*96.4*	*96.6*	*97.6*	*98.2*	*96.4*

total revenues							

The reason why revenues changed by 10% or more against the previous reporting period: The reasons why the operating revenues in 2000, 2002 and 2003 increased were higher process for crude oil and oil products in world and domestic markets and increased oil production and sales.

Seasonal character of the main activities (seasons): ***The character of OJSC "Surgutneftegas" activities is not seasonal.***

3.2.3. Main types of goods (works, services).

Main types of goods

Item	*Unit*	*1999*	*2000*	*2001*	*2002*	*2003*	*1Q2004*
Oil production	***'000 tons***	***37,573.2***	***40,620.8***	***44,027.6***	***49,207.5***	***54,025.3***	***14,284.8***
Oil sales	***'000 tons***	***25,328.3***	***26,664.2***	***30,182.4***	***35,539.7***	***40,806.4***	***10,586.9***
Average oil price	***RUR/ton***	***1,976.3***	***3,961.0***	***3,344.4***	***3,640.6***	***3,638.9***	***4,015.3***
Oil sales proceeds	***RUR '000***	***50,055,123***	***105,618,004***	***100,941,005***	***129,384,830***	***148,491,013***	***42,509,631***
Share in total proceeds	***%***	***61.9***	***67.4***	***68.6***	***69.6***	***69.6***	***71.6***
Price index	***%***	***	***200.4***	***84.4***	***108.9***	***100.0***	***
Oil products sales	***'000 tons***	***11,747.5***	***12,545.6***	***12,586.4***	***12,509.4***	***12,384.7***	***3,275.7***
Average oil products price	***RUR/ton***	***1,920.5***	***3,592.9***	***3,034.5***	***3,555.6***	***4,082.4***	***3,873.5***
Oil products sales proceeds	***'000 RUR***	***22,561,298***	***45,074,753***	***38,193,394***	***44,478,334***	***50,559,479***	***12,688,705***
Share in total proceeds	***%***	***27.9***	***28.8***	***26.0***	***23.9***	***23.7***	***21.3***
Price index	***%***	***	***187.1***	***84.5***	***117.2***	***114.8***	***
Industrial producer price index	***%***	***167.3***	***113.9***	***110.6***	***117.5***	***113.0***	***109.6***
Total sales proceeds	***'000 RUR***	***80,826,957***	***156,667,032***	***147,136,178***	***185,821,042***	***213,335,303***	***59,411,561***

Higher prices for oil and oil products produced by the Company in 2000, 2002 and 2003 are subject to higher world oil and oil products prices.

Marketing of each main type of goods

Type of goods	*Marketing scheme for goods (works, services)*	*1999*	*2000*	*2001*	*2002*	*2003*	*1Q2004*
		% of sales					

- oil	*- though Commission Agent* *- direct sales*	*36.6* *25.3*	*32.8* *34.6*	*15.3* *53.3*	*7.2* *62.4*	*6.6* *63.0*	*9.1* *62.5*
- oil products	*- through Commission Agent* *- direct sales*	*5.2* *22.7*	*5.8* *22.9*	*7.5* *18.5*	*5.6* *18.3*	*6.2* *17.5*	*5.1* *16.2*

Breakdown of the Company's costs of production and sale of each main type of goods

Item of cost	*2003*	*1 quarter 2004*
	Oil and gas production	
	%	*%*
Raw materials and supplies	*0.00*	*0.00*
Acquired components and semi-finished articles	*2.10*	*2.09*
Works and production services rendered by third parties (including structural units)	*23.96*	*24.21*
Fuel	*0.80*	*0.83*
Energy	*3.97*	*4.19*
Labor costs	*11.49*	*8.09*
Interest on credits		
Rental payment	*0.13*	*0.16*
Social expenditure	*2.09*	*2.18*
Depreciation of fixed assets	*17.70*	*17.74*
Taxes included in production costs	*34.16*	*36.89*
Other expenses	*3.60*	*3.64*
amortization of intangible assets	*0.01*	*0.00*
remuneration for rationalization proposals	*0.00*	*0.00*
compulsory insurance payments	*1.18*	*1.31*
entertainment expenses	*0.36*	*0.08*
other	*2.06*	*2.25*
Total costs of production and sale of goods	*100.00*	*100.00*

The accounting statements of the Company for 2003 and for the first quarter of 2004 have been prepared in accordance with the accounting standards of the Russian Federation as per Federal Law of the Russian Federation No.129-FZ "On Accounting" of November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No.34n of the Ministry of Finance of the Russian Federation of July 29, 1998, «Accounting Regulations «Reporting of an Enterprise» PBU 4/99 approved by Order No.43n of the Ministry of Finance of the Russian Federation of July 6, 1999, Order No.67n of the Ministry of Finance of the Russian Federation of July 22, 2003 «Reporting Standards of Enterprises».

3.2.4. The Issuer's suppliers providing more than 10% of overall material assets delivered, with their share in total supplies specified:

The Issuer has no suppliers providing more than 10% of overall material assets delivered.

Import accounted for 13.01% in total supplies of material assets delivered in the first quarter of 2004.

3.2.5. Marketing outlets for the Issuer's products (work, services).

OIL	***1999 – 2003***	***1Q 2004***
- on the territory of Russia	***The Volga Federal District The Northwest Federal District The Central Federal District The Far East Federal District***	
- export	***European countries CIS countries***	

OIL PRODUCTS	***1999 – 2003***	***1Q 2004***
- on the territory of Russia	***The Northwest Federal District***	
- export	***European countries***	

The Company has no consumers who accounted for at least 10 per cent of total proceeds of sales of the Company's goods (works, services) in 1999 – 2003 and in the first quarter of 2004.

Lower world oil and oil products prices, higher transport tariffs and possible export quota restrictions are some of the factors that can adversely affect our sales.

To minimize this impact, the Company is going to monitor prices in global and domestic oil and oil products markets and to adjust export volumes according to prices.

3.2.6. Activities concerning working capital and reserves.

The inventory turnover ratio is calculated according to the procedure approved by the Ministry of Economics of the Russian Federation No.VK 477 dated June 21, 1999.

The inventory turnover ratio is calculated as a ratio of proceeds of goods (works, services) sales to the period average of inventory reserves value.

$$\text{Inventory turnover} = \frac{\textit{Proceeds of goods (works, services) sales}}{\quad}$$

ratio **_Period average of inventory reserves value_**

The inventory turnover ratio

Item	*2003*	*1 quarter 2004*
Inventory turnover ratio	***15***	***4.11***

The Company's working capital and reserves strategy.

The Company's working capital and reserves strategy involves lower working capital turnover with the same level and structure of current assets.

3.2.7. Raw materials.

The Company does not use any raw materials while conducting its core business since the core business of the Company is extraction of raw materials.

3.2.8. Major competitors.

Since the global market for oil and oil products is quite active, and the export capacity of Russian transportation systems as well as the consumer demand at the domestic market are limited, the Company's key competitors in terms of production are oil majors, which produce and market oil and petroleum products in Russia.

The Company supplies oil and petroleum products to a variety of export markets, such as European countries and the CIS.

The Northwest Federal District, the Volga Federal District, the Central Federal District and the Far East Federal District are the key domestic markets for the Company's products.

Oil production of our major competitors, the largest Russian companies.

Company	Country of incorporation	Oil production, thousand tons					Share in Russian production, %				
		1999	2000	2001	2002	2003	1999	2000	2001	2002	2003
LUKoiil	Russia	*53,354*	*62,178*	*62,916*	*75,474*	*78,870*	*17*	*19*	*18*	*20*	*19*
YUKOS	Russia	*34,188*	*49,547*	*58,113*	*69,387*	*80,747*	*11*	*15*	*17*	*18*	*19*
Surgutneftegas	Russia	*37,573*	*40,621*	*44,028*	*49,208*	*54,025*	*12*	*13*	*13*	*13*	*13*
TNK	Russia	*20,060*	*30,842*	*40,607*	*37,501*	*42,961*	*7*	*10*	*12*	*10*	*10*
Sibneft	Russia	*16,323*	*17,199*	*20,593*	*26,327*	*31,394*	*5*	*5*	*6*	*7*	*7*
Rosneft	Russia	*12,554*	*13,473*	*14,942*	*16,112*	*19,568*	*4*	*4*	*4*	*4*	*5*
Slavneft	Russia	*11,930*	*12,497*	*14,928*	*14,700*	*18,097*	*4*	*4*	*4*	*4*	*4*
Sidanco	Russia	*19,555*	*10,689*	*9,135*	*16,263*	*18,618*	*6*	*3*	*3*	*4*	*4*
Bashneft	Russia	*12,261*	*11,941*	*11,864*	*12,015*	*12,046*	*4*	*4*	*3*	*3*	*3*
Tatneft	Russia	*24,065*	*24,337*	*24,612*	*24,612*	*24,669*	*8*	*8*	*7*	*6*	*6*
Oil majors, total		*241,862*	*273,323*	*301,736*	*341,599*	*380,995*	*79*	*85*	*87*	*90*	*90*
Russian production		*304,994*	*323,224*	*348,067*	*379,628*	*421,347*	*100*	*100*	*100*	*100*	*100*

Gas production of our major competitors, the largest Russian companies.

Company	Country of incorporation	Gas production, mn. cub. meters					Share in Russian production, %				
		1999	2000	2001	2002	2003	1999	2000	2001	2002	2003
LUKoil	*Russia*	*2,971*	*3,602*	*3,722*	*4,276*	*4,699*	*1*	*1*	*1*	*1*	*1*
YUKOS	*Russia*	*1,211*	*1,583*	*1,707*	*2,392*	*3,448*	*0*	*0*	*0*	*0*	*1*
Surgutneftegas	*Russia*	*11,118*	*11,144*	*11,103*	*13,304*	*13,883*	*2*	*2*	*2*	*2*	*2*
TNK	*Russia*	*1,834*	*2,901*	*4,692*	*3,640*	*4,974*	*0*	*0*	*1*	*1*	*1*
Sibneft	*Russia*	*1,345*	*1,428*	*1,639*	*1,402*	*1,986*	*0*	*0*	*0*	*0*	*0*
Rosneft	*Russia*	*4,908*	*5,628*	*6,131*	*6,460*	*7,018*	*1*	*1*	*1*	*1*	*1*
Slavneft	*Russia*	*713*	*719*	*1,390*	*559*	*823*	*0*	*0*	*0*	*0*	*0*
Sidanco	*Russia*	*2,093*	*1,305*	*715*	*1,130*	*1,844*	*0*	*0*	*0*	*0*	*0*
Bashneft	*Russia*	*421*	*391*	*374*	*366*	*369*	*0*	*0*	*0*	*0*	*0*
Tatneft	*Russia*	*742*	*749*	*753*	*718*	*728*	*0*	*0*	*0*	*0*	*0*
Oil majors, total		*27,355*	*29,450*	*32,224*	*34,246*	*39,770*	*5*	*5*	*6*	*6*	*6*
Russian production		*589,690*	*584,186*	*581,509*	*595,373*	*620,325*	*100*	*100*	*100*	*100*	*100*

Initial crude oil processing of our major competitors, the largest Russian companies.

Company	Country of incorporation	Initial processing, thousand tons					Share in Russian processing, %				
		1999	2000	2001	2002	2003	1999	2000	2001	2002	2003
LUKoil	*Russia*	*20,509*	*23,176*	*22,730*	*33,941*	*34,271*	*12*	*13*	*13*	*18*	*18*
YUKOS	*Russia*	*25,542*	*23,056*	*16,543*	*30,924*	*30,949*	*15*	*13*	*9*	*17*	*16*
Surgutneftegas	*Russia*	*17,152*	*15,967*	*15,868*	*14,812*	*15,296*	*10*	*9*	*9*	*8*	*8*
TNK	*Russia*	*21,966*	*22,466*	*11,801*	*15,519*	*15,749*	*13*	*13*	*7*	*8*	*8*
Sibneft	*Russia*	*12,459*	*12,555*	*13,258*	*13,264*	*13,832*	*7*	*7*	*7*	*7*	*7*
Rosneft	*Russia*	*7,342*	*8,381*	*7,753*	*8,404*	*9,638*	*4*	*5*	*4*	*5*	*5*
Slavneft	*Russia*	*9,776*	*10,826*	*11,476*	*11,833*	*11,739*	*6*	*6*	*6*	*6*	*6*
Sidanco	*Russia*	*3,272*	*3,671*	*13,542*	*4,636*	*4,642*	*2*	*2*	*8*	*3*	*2*
Tatneft	*Russia*	*0*	*0*	*5,915*	*5,347*	*6,326*	*0*	*0*	*3*	*3*	*3*
Oil majors, total		*118,018*	*120,098*	*118,886*	*138,679*	*142,442*	*70*	*69*	*67*	*75*	*75*
Russian processing		*168,886*	*174,604*	*178,362*	*184,961*	*189,478*	*100*	*100*	*100*	*100*	*100*

Key competitive strengths of the Company:

- ***extensive application of advanced oil production technologies;***

They allow us to profit from difficult-to-recover reserves production and keep our costs competitively low; furthermore, they let us maintain the highest oil recovery ratio in the industry;

- ***the Company's own service divisions.***

The Company's service divisions, involved in geological exploration, drilling, well construction, transportation, mechanic engineering and research, enable it to expand into new regions and control capital and operating expenses in production sector;

- ***convenient location of the Company's refinery in Leningradskaya Oblast:***

It makes for efficient exports of petroleum products;

- ***high level of gas production;***

Efficient utilization of gas resources, the Company's experience in the gas production and processing sector and in power generation makes it possible for the Company to expand its operations in the gas sector and the power industry.

3.2.9. Information on licenses.

Number: ***KhMN 00431 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00435 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00438 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Yaunlorsky licensed area***

Number: ***KhMN 00436 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***14.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Saigatinsky licensed area***

Number: ***KhMN 00558 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***14.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Yelovy licensed area***

Number: ***KhMN 00814 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Tonchinsky licensed area***

Number: ***KhMN 01237 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Erginsky licensed area***

Number: ***KhMN 01236 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Kondinsky licensed area***

Number: ***KhMN 01233 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Chaprovsky licensed area***

Number: ***TYuM 11997 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Severo-Yutymsky licensed area***

Number: ***TYuM 11998 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Yuzhno-Yutymsky licensed area***

Number: ***KhMN 00408 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Fedorovsky licensed area***

Number: ***KhMN 00405 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Dunaevsky licensed area***

Number: ***KhMN 00406 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***14.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Lyantorsky licensed area***

Number: ***KhMN 00412 NE***
Date of issue: ***05.07.1994***
Date of expiry: ***04.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Maslikhovsky licensed area***

Number: ***KhMN 00440 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Sakhalinsky licensed area***

Number: ***KhMN 00439 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Synyegansky licensed area***

Number: ***KhMN 00433 NE***
Date of issue: ***27.12.1993***
Date of expiry: ***26.12.2018***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Yuzhno-Komynsky licensed area***

Number: ***KhMN 00811 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Kamynsky licensed area***

Number: ***KhMN 01087 NE***
Date of issue: ***27.09.1999***
Date of expiry: ***26.09.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Severo-Seliyarovsky licensed area***

Number: ***KhMN 01524 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral resources geological examination, oil and gas production within Larkinsky licensed area***

Number: ***KhMN 00409 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Bystrinsky licensed area***

Number: ***KhMN 00437 NE***
Date of issue: ***20.07.1993***
Date of expiry: ***19.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Solkinsky licensed area (Northern part)***

Number: ***KhMN 00418 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***14.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Solkinsky licensed area***

Number: ***KhMN 00407 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***28.09.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vachimsky licensed area***

Number: ***KhMN 00410 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Komaryinsky licensed area***

Number: ***KhMN 00813 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Sakhalinsky licensed area***

Number: ***KhMN 00422 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tundrinsky licensed area***

Number: ***KhMN 01235 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Novobystrinsky licensed area***

Number: ***KhMN 01525 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Rogozhnikovsky licensed area***

Number: ***KhMN 11355 NE***
Date of issue: ***26.12.2002***
Date of expiry: ***26.06.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Severo-Yurievsky licensed area***

Number: ***KhMN 00423 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Savuysky licensed area***

Number: ***KhMN 00419 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Rodnikoviy licensed area***

Number: ***KhMN 00417 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Russkinskoy licensed area***

Number: ***KhMN 00564 NE***
Date of issue: ***27.09.1993***
Date of expiry: ***28.09.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Konitlorsky licensed area***

Number: ***KhMN 01234 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Sykhtymsky licensed area***

Number: ***KhMN 00434 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Nizhne-Sortymsky licensed area***

Number: ***KhMN 00411 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Alyekhinsky licensed area***

Number: ***KhMN 00432 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Kamynsky licensed area***

Number: ***KhMN 00563 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***17.02.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tyansky licensed area***

Number: ***KhMN 00560 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***28.09.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Ai-Pimsky licensed area***

Number: ***KhMN 00562 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***17.02.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Bittemsky licensed area***

Number: ***KhMN 00559 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***17.02.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tromyegansky licensed area***

Number: ***KhMN 00561 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***17.02.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Tromyegansky licensed area***

Number: ***KhMN 00420 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Losevoy licensed area***

Number: ***KhMN 00421 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Khorlorsky licensed area***

Number: ***KhMN 00684 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***02.12.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Chigorinsky licensed area***

Number: ***KhMN 00683 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***02.12.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Verkhne-Nadymsky licensed area (Southern part)***

Number: ***SLKh 00422 NE***
Date of issue: ***17.12.1997***
Date of expiry: ***16.12.2022***
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, oil and gas production within Verkhne-Nadymsky licensed area (Northern part)***

Number: ***KhMN 00812 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Ai-Pimsky licensed area***

Number: ***KhMN 11293 NE***
Date of issue: ***05.09.2002***
Date of expiry: ***01.07.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Severo-Labatiyugansky licensed area***

Number: ***KhMN No.11878 NE***
Date of issue: ***03.11.2003***
Date of expiry: ***22.10.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Vostochno-Mytayakhinsky licensed area***

Number: ***YaKU No.12061 NE***
Date of issue: ***26.12.2003***
Date of expiry: ***31.12.2023***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within the Tsentralny block of the Talakan oil-gas condensate field***

Number: ***KhMN No.01061 NP***
Date of issue: ***04.08.1999***
Date of expiry: ***03.08.2004***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources within Verkhnelyaminsky exploration block***

Number: ***KhMN No.01062 NP***
Date of issue: ***04.08.1999***
Date of expiry: ***03.08.2004***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Logachevsky exploration block***

Number: ***KhMN No.01070 NP***
Date of issue: ***20.08.1999***
Date of expiry: ***19.08.2004***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Numtoysky exploration block***

Number: ***SLKh 10985 NP***
Date of issue: ***28.03.2001***
Date of expiry: ***01.03.2006***
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Novo-Nadymsky exploration block***

Number: ***KhMN 11141 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Yuzhno-Lyaminsky exploration block***

Number: ***KhMN 11142 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Novo-Nadymsky exploration block (southern part)***

Number: ***SLKh 11359 NP***
Date of issue: ***27.12.2002***
Date of expiry: ***31.12.2007***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources of Verkhne-Semiegansky exploration block***

Number: ***KhMN 11418 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Yuzhno-Golyanovsky exploration block***

Number: ***KhMN 11417 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lungorsky exploration block***

Number: ***KhMN 11738 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Rogozhnikovsky exploration block***

Number: ***KhMN 11739 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Rogozhnikovsky exploration block***

Number: ***KhMN 11740 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Rogozhnikovsky exploration block***

Number: ***KhMN 11743 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources of Yuilsky exploration block***

Number: ***KhMN 11744 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Yuilsky exploration block***

Number: ***KhMN 11741 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 11742 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 11737 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 11733 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 11736 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 11735 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 11734 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***YaKU No.11882 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Khoronovsky exploration block***

Number: ***YaKU No.11883 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Kedrovy exploration block***

Number: ***YaKU No.11884 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Peleduisky exploration block***

Number: ***KhMN 12169 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources of Surgutsky exploration block***

Number: ***KhMN 12170 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Surgutsky exploration block***

Number: ***KhMN 00850 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00598 ME***
Date of issue: ***26.06.1997***
Date of expiry: ***25.06.2017***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral subterranean water extraction for balneological and medicinal water supply of boarding house "Kedrovy Log" in Surgut***

Number: ***KhMN 01529 VE***
Date of issue: ***25.04.2001***
Date of expiry: ***24.04.2021***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***subterranean water production for preparing salt solution within Vostochno-Surgutskoye oil field***

Number: ***KhMN 00843 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yaunlorskoye oil field***

Number: ***KhMN 00840 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***

Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Yelovoye oil field***

Number: ***KhMN 01642 VE***
Date of issue: ***09.08.2002***
Date of expiry: ***08.08.2027***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***industrial utilization and production of subterranean water within Tonchinsky licensed area***

Number: ***KhMN 00858 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Lyantorskoye oil field***

Number: ***KhMN 00862 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Maslikhovskoye oil field***

Number: ***KhMN 01042 VE***
Date of issue: ***07.07.1999***
Date of expiry: ***06.07.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yuzhno-Kamynsky licensed area (Nazargaleevskoye oil field)***

Number: ***KhMN 01612 VE***
Date of issue: ***19.04.2002***
Date of expiry: ***18.04.2027***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***industrial utilization and production of subterranean water within Yuzhno-Kamynsky licensed area (Saninskoye oil field)***

Number: ***KhMN 01517 VE***
Date of issue: ***04.04.2001***
Date of expiry: ***03.04.2026***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Kamynskoye oil field***

Number: ***KhMN 00864 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bystrinskoye oil field***

Number: ***KhMN 00851 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Solkinskoye oil field***

Number: ***KhMN 00849 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vachimskoye oil field***

Number: ***KhMN 00847 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Komaryinskoye oil field***

Number: ***KhMN 01677 VE***
Date of issue: ***25.02.2003***
Date of expiry: ***26.06.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Severo-Yuryevsky oil field***

Number: ***KhMN 00848 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Savuyskoye oil field***

Number: ***KhMN 00845 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Rodnikovoye oil field***

Number: ***KhMN 00863 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Russkinskoye oil field***

Number: ***KhMN 00846 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Konitlorskoye oil field***

Number: ***KhMN 00860 VE***
Date of issue: ***23.07.1998***
Date of expiry: ***22.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Nizhne-Sortymskoye oil field***

Number: ***KhMN 00861 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Alyekhinskoye oil field***

Number: ***KhMN 00857 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Kamynskoye oil field***

Number: ***KhMN 00855 VE***
Date of issue: ***21.08.1998***
Date of expiry: ***20.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tyanskoye oil field***

Number: ***KhMN 00841 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bittemskoye oil field***

Number: ***KhMN 01614 VE***
Date of issue: ***25.04.2002***
Date of expiry: ***24.04.2027***
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***industrial utilization and production of subterranean water within Ai-Pimsky licensed area (Zapadno-Chigorinskoye oil field)***

Number: ***KhMN 00844 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tromyeganskoye oil field***

Number: ***KhMN 00839 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Tromyeganskoye oil field***

Number: ***KhMN 01215 VE***
Date of issue: ***21.04.2000***
Date of expiry: ***20.04.2025***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Khorlorsky licensed area***

Number: ***KhMN 01772 VE***
Date of issue: ***19.12.2003***
Date of expiry: ***18.12.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Ai-Pimsky licensed area***

Number: ***KhMN 01778 VE***
Date of issue: ***19.01.2004***
Date of expiry: ***18.01.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Fedorovsky licensed area***

Number: ***KhMN 00380 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00379 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Yaun-Lorsky licensed area***

Number: ***KhMN 01465 VE***
Date of issue: ***15.09.2000***
Date of expiry: ***04.12.2020***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Yeloviy licensed area***

Number: ***KhMN 00381 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01736 VE***
Date of issue: ***17.07.2003***
Date of expiry: ***07.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within the city of Surgut***

Number: ***KhMN 00397 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01784 VE***
Date of issue: ***08.03.2004***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00721 VE***
Date of issue: ***12.02.1998***
Date of expiry: ***12.02.2008***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Surgutsky District***

Number: ***KhMN 00403 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Solkinsky licensed area***

Number: ***KhMN 00400 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Komaryinsky licensed area***

Number: ***KhMN 00401 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vachimsky licensed area***

Number: ***KhMN 00402 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Bystrinsky licensed area***

Number: ***KhMN 01731 VE***
Date of issue: ***23.06.2003***
Date of expiry: ***22.06.2023***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Severo-Yurievsky licensed area***

Number: ***KhMN 01783 VE***
Date of issue: ***18.03.2004***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Dunaevsky licensed area***

Number: ***KhMN 01786 VE***
Date of issue: ***22.03.2004***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00398 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***06.10.2016***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00785 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Maslikhovsky licensed area***

Number: ***KhMN 00786 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyaminsky water scoop***

Number: ***KhMN 00787 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantorsky licensed area***

Number: ***KhMN 00396 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Lyantorsky licensed area***

Number: ***KhMN 01633 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***17.07.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Nazargaleevsky licensed area***

Number: ***KhMN 01634 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***17.07.2022***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Kamynsky licensed area***

Number: ***KhMN 01776 VE***
Date of issue: ***22.03.2004***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Saninsky licensed area***

Number: ***KhMN 00988 VE***
Date of issue: ***06.05.1999***
Date of expiry: ***05.05.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Savuysky, Russkinskoy, Rodnikovy and Konitlorsky licensed areas***

Number: ***KhMN 01088 VE***
Date of issue: ***27.09.1999***
Date of expiry: ***27.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Nizhne-Sortymsky licensed area***

Number: ***KhMN 01080 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Tyansky licensed area***

Number: ***KhMN 01078 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Alekhinsky licensed area***

Number: ***KhMN 01079 VE***
Date of issue: ***02.09.1999***

Date of expiry: ***02.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Kamynsky licensed area***

Number: ***KhMN No.01600 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Bittemsky licensed area***

Number: ***KhMN No.01601 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Tromyegansky licensed area***

Number: ***KhMN No.01602 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Khorlorsky licensed area***

Number: ***KhMN No.01720 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***10.04.2023***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Ulyanovsky licensed area***

Number: ***KhMN No.01721 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***10.04.2023***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Zapadno-Chigorinsky licensed area***

Number: ***SLKh 00699 VE***
Date of issue: ***21.09.1999***

Date of expiry: ***21.09.2004***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Verkhne-Nadymsky licensed area***

Number: ***KhMN 00169 TREIO***
Date of issue: ***20.10.2002***
Date of expiry: ***27.05.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Pim river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00170 TREIO***
Date of issue: ***20.10.2002***
Date of expiry: ***27.05.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Lyamin river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00111 TBDBK***
Date of issue: ***19.04.2001***
Date of expiry: ***18.04.2004***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00175 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry: ***27.10.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00144 TBDBK***
Date of issue: ***26.03.2002***
Date of expiry: ***24.03.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00239 TODBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00242 TODBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00243 TBDBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00243 TODIK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00250 TBDIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00251 TODIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2004***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00250 TBDIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00250 TBDIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2005***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00156 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00155 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00158 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00159 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00160 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00153 TBDBK***
Date of issue: ***18.06.2002***
Date of expiry: ***10.06.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00161 TBDBK***
Date of issue: ***24.07.2002***

Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00162 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00172 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry: ***27.10.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00157 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***PLR 030001***
Date of issue: ***19.05.1999***
Date of expiry: ***18.05.2004***
The body that issued the license: ***RF Committee on Press***
Range of activity: ***printing activity***

Number: ***54***
Date of issue: ***15.07.2000***
Date of expiry: ***15.07.2005***
The body that issued the license: ***Education Department of Administration of Surgutsky District of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***22217***
Date of issue: ***22.05.2002***
Date of expiry: ***22.05.2007***
The body that issued the license: ***RF Ministry of Communication***
Range of activity: ***rendering local and intra-area telephone communication services***

Number: ***10505/920081***

Date of issue: ***20.01.2003***
Date of expiry: ***21.01.2006***
The body that issued the license: ***State Customs Committee of the Russian Federation (Nizhnevartovsk customs)***
Range of activity: ***setting up a warehouse for temporary storage***

Number: ***1706***
Date of issue: ***28.04.2000***
Date of expiry: ***28.04.2005***
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of engineering systems of cities and other localities***

Number: ***62PR No.04-5931***
Date of issue: ***18.04.2001***
Date of expiry: ***18.04.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***gas equipment design***

Number: ***72 – II No.000865***
Date of issue: ***14.05.2001***
Date of expiry: ***14.05.2004***
The body that issued the license: ***License Chamber of the Administration of Tyumenskaya Oblast***
Range of activity: ***activities relating to ionizing radiation source (generating)***

Number: ***ID No.04570***
Date of issue: ***20.04.2001***
Date of expiry: ***20.04.2006***
The body that issued the license: ***The Ministry of Press of Russia***
Range of activity: ***printing activity***

Number: ***62EK No.01-6188***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62EK No.01-6189***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***

Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62VR No.01-6190***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of warehouses for explosive materials***

Number: ***62VR No.01-6191***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of equipment and devices of explosion art, explosion and shooting through equipment and perforation systems admitted by Gosgortekhnadzor (State Municipal Technical Supervision) of Russia for explosion and shooting through operations***

Number: ***62VR No.01-6192***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of commercial explosive materials and articles supplemented with explosive materials admitted by Gosgortekhnadzor of Russia (State Municipal Technical Supervision)***

Number: ***62ST No.01-6193***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of plants and installations for field development***

Number: ***63-TO-1213***
Date of issue: ***03.07.2001***
Date of expiry: ***03.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***transportation of hazardous materials at hazardous production facility***

Number: ***62EK No.01 - 6194***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2004***

The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***boil inspection objects operation***

Number: ***62EK No.01-6195***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures operation***

Number: ***62EK No.04-6200***
Date of issue: ***10.07.2001***
Date of expiry: ***10.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of gas equipment complex***

Number: ***62RT No.04-6201***
Date of issue: ***10.07.2001***
Date of expiry: ***10.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repairs to gas equipment***

Number: ***62ST No.04-6202***
Date of issue: ***10.07.2001***
Date of expiry: ***10.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of gas complex facilities***

Number: ***62MT No.04-6203***
Date of issue: ***10.07.2001***
Date of expiry: ***10.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***mounting, start-up and commissioning of gas facilities***

Number: ***62IR No.01-6218***
Date of issue: ***17.07.2001***
Date of expiry: ***17.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***manufacture of lifting structures***

Number: ***85M/01/0045/03/L***
Date of issue: ***18.06.2001***

Date of expiry: ***18.06.2006***
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0046/03/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0047/02/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***issuing ecological passports***

Number: ***10505/0016***
Date of issue: ***01.06.2001***
Date of expiry: ***01.06.2004***
The body that issued the license: ***State Customs Committee of the Russian Federation (Nizhnevartovsk Customs)***
Range of activity: ***setting up a customs warehouse***

Number: ***No.1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of the boarding house "Neftyanik Sibiri" belonging to the healthcare trust "Surgut"***

Number: ***No.1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Yuny Neftyanik" boarding house belonging to the healthcare trust "Surgut"***

Number: ***No.1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Lermontovo" boarding house belonging to the healthcare trust "Surgut***

Number: ***57 EK No.006829***

Date of issue: ***31.05.2001***
Date of expiry: ***31.05.2006***
The body that issued the license: ***Administration of Northern Caucasus Okrug of Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***boil inspection objects operation***

Number: ***FLTs 025094***
Date of issue: ***25.07.2001***
Date of expiry: ***25.07.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***62EK No.01-6220***
Date of issue: ***17.07.2001***
Date of expiry: ***17.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation through open-cast process of mining facilities and generally developed natural resources production installations***

Number: ***62VR No.01-6219***
Date of issue: ***17.07.2001***
Date of expiry: ***17.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of explosives loading-unloading stations***

Number: ***14-A-0259-352***
Date of issue: ***22.08.2001***
Date of expiry: ***22.08.2004***
The body that issued the license: ***State Oil Inspection for Krasnodarsky Krai***
Range of activity: ***operation of filling stations***

Number: ***62Pr No.04-6217***
Date of issue: ***17.07.2001***
Date of expiry: ***17.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures design***

Number: ***FLTs 025094/1***
Date of issue: ***05.09.2001***
Date of expiry: ***25.07.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***

Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***1721/587***
Date of issue: ***26.09.2001***
Date of expiry: ***26.09.2006***
The body that issued the license: ***License Chamber for Krasnodarsky Krai***
Range of activity: ***medical activity (pre-trip medical examinations for Motor depot of Health Care "Surgut")***

Number: ***TYuKh 182354***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***construction of buildings and structures (construction-mounting works)***

Number: ***TYuKh 182353***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***manufacture of constructional materials and structures***

Number: ***FLTs 72001259***
Date of issue: ***12.10.2001***
Date of expiry: ***12.09.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***elaboration of urban development documentation***

Number: ***FLTs 72001260***
Date of issue: ***12.10.2001***
Date of expiry: ***12.10.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***engineering survey for construction***

Number: ***FLTs 72001261a***
Date of issue: ***12.10.2001***
Date of expiry: ***12.10.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***FLTs 72001261v***
Date of issue: ***12.10.2001***

Date of expiry: ***12.10.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***11003947***
Date of issue: ***28.09.2001***
Date of expiry: ***28.09.2004***
The body that issued the license: ***Main State Fire Protection Administration of MVD (Ministry of Internal Affairs) of RF***
Range of activity: ***mounting, adjustment, repairs and maintenance of equipment and fire protection systems, carrying out fire protection (except those referred to construction activity)***

Number: ***62MR No.01-6565***
Date of issue: ***08.11.2001***
Date of expiry: ***08.11.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***surveying works while using natural resources***

Number: ***KRD 26617 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26616 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26615 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***UO-03-209-0662***
Date of issue: ***20.12.2001***
Date of expiry: ***25.12.2004***
The body that issued the license: ***Federal supervision of Russia for nuclear and radiation safety (Gosatomnadzor of Russia)***
Range of activity: ***use, transportation and storage of articles containing radioactive substances***

Number: ***GS-5-72-02-21-0-8602060555-000201-1***

Date of issue: ***11.01.2002***
Date of expiry: ***11.01.2005***
The body that issued the license: ***State Committee of the RF for Building and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***51EK No.04154***
Date of issue: ***11.12.2001***
Date of expiry: ***11.12.2004***
The body that issued the license: ***Rostov Administration of Gosgortekhnadzor of the Russian Federation***
Range of activity: ***operation of hazardous production facilities***

Number: ***TYuKh 182440***
Date of issue: ***15.01.2002***
Date of expiry: ***15.01.2007***
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***designing of structures and buildings***

Number: ***62EK No.03-6894***
Date of issue: ***07.02.2002***
Date of expiry: ***07.02.2005***
The body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor of the Russian Federation***
Range of activity: ***operation of explosive and fire hazardous facilities and installations***

Number: ***62EK No.10-2008***
Date of issue: ***07.02.2002***
Date of expiry: ***07.02.2007***
The body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor of the Russian Federation***
Range of activity: ***operation of trunk pipeline transport***

Number: ***62EK No.10-2004***
Date of issue: ***07.02.2002***
Date of expiry: ***07.02.2005***
The body that issued the license: ***Tyumensky Regional Administration of Gosgortekhnadzor of the Russian Federation***
Range of activity: ***operation of explosive and fire hazardous facilities and installations***

Number: ***90***
Date of issue: ***11.02.2002***
Date of expiry: ***11.02.2007***
The body that issued the license: ***Education and Science Department of Administration of Surgut***

Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***173***
Date of issue: ***15.07.2002***
Date of expiry: ***26.05.2007***
The body that issued the license: ***Education and Science Department of KhMAO***
Range of activity: ***educational activities (TsPTO)***

Number: ***228***
Date of issue: ***02.08.2002***
Date of expiry: ***01.08.2007***
The body that issued the license: ***Education and Science Department of KhMAO***
Range of activity: ***educational activities (PU "SurgutASUneft"))***

Number: ***TYuG-00248k***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
The body that issued the license: ***Tyumen Territorial RF Gosgeonadzor Inspection***
Range of activity: ***Mapping activity***

Number: ***TYuG-00247g***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
The body that issued the license: ***Tyumen Territorial RF Gosgeonadzor Inspection***
Range of activity: ***Geodesy activity***

Number: ***1498/371***
Date of issue: ***22.07.1999***
Date of expiry: ***22.07.2004***
The body that issued the license: ***License Chamber of Krasnodarsky Krai***
Range of activities: ***pharmaceutical activity***

Number: ***2346***
Date of issue: ***31.08.2001***
Date of expiry: ***31.08.2004***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2360***
Date of issue: ***21.09.2001***
Date of expiry: ***21.09.2004***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2461***
Date of issue: ***28.12.2001***
Date of expiry: ***28.12.2004***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2367***
Date of issue: ***01.10.2001***
Date of expiry: ***01.10.2004***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2486***
Date of issue: ***01.02.2002***
Date of expiry: ***01.02.2005***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2502***
Date of issue: ***08.02.2002***
Date of expiry: ***08.02.2005***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***20003809***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
The body that issued the license: ***Ministry of Energy of the Russian Federation***
Range of activity: ***main pipeline transportation of oil, gas and their respective derivatives***

Number: ***10003808***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
The body that issued the license: ***Ministry of Energy of the Russian Federation***
Range of activity: ***oil refining, gas processing and processing of their respective derivatives***

Number: ***30008347***
Date of issue: ***28.04.2003***
Date of expiry: ***27.04.2008***
The body that issued the license: ***the Ministry of Energy of the Russian Federation***

Range of activity: ***storing of oil, gas and their respective derivatives***

Number: ***60009102***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***heating systems operation***

Number: ***50009101***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***electric systems operation***

Number: ***00-EKh-001261 (Kh)***
Date of issue: ***04.06.2003***
Date of expiry: ***04.06.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***operation of chemically hazardous production facilities***

Number: ***00-DE-001485 (DKN)***
Date of issue: ***23.07.2003***
Date of expiry: ***23.07.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***examination of industrial safety***

Number: ***00-EN-001262 (DN)***
Date of issue: ***04.06.2003***
Date of expiry: ***04.06.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of oil and gas producing facilities***

Number: ***00-EV-001550 (KMSKh)***
Date of issue: ***01.08.2003***
Date of expiry: ***01.08.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of potentially explosive production facilities***

Number: ***3/00074***
Date of issue: ***18.09.2003***
Date of expiry: ***18.09.2008***

The body that issued the license: ***Main Department of State Fire Protection Service of MChS of RF (Ministry of Emergencies)***
Range of activity: ***operation of fire hazardous production facilities***

Number: ***2/04487***
Date of issue: ***18.09.2003***
Date of expiry: ***18.09.2008***
The body that issued the license: ***Main Department of State Fire Protection Service of MChS of RF (Ministry of Emergencies)***
Range of activity: ***mounting, repairs and maintenance of equipment and fire protection systems of buildings and installations***

Number: ***PRD 01539***
Date of issue: ***30.09.2003***
Date of expiry: ***29.09.2008***
The body that issued the license: ***Ministry of Railways of Russia***
Range of activity: ***loading-unloading operations at railway transport***

Number: ***199***
Date of issue: ***14.11.2003***
Date of expiry: ***14.11.2008***
The body that issued the license: ***Medical Activity Licensing Commission of the Department of Health Care of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity***

Number: ***27719***
Date of issue: ***05.09.2003***
Date of expiry: ***05.09.2008***
The body that issued the license: ***RF Ministry of Communication***
Range of activity: ***communication channels lease***

Number: ***217***
Date of issue: ***09.12.2003***
Date of expiry: ***09.12.2008***
The body that issued the license: ***Medical Activity Licensing Commission of the Department of Health Care of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity***

Number: ***LSS-86-087232***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
The body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Commercial transportation of passengers by light motor-vehicles***

Number: ***ASS-86-086427***
Date of issue: ***08.07.2002***

Date of expiry: ***07.07.2007***
The body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Transportation of passengers by motor-vehicles, equipped to transport more than 8 persons***

Number: ***GSS-86-085336***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
The body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Transportation of cargoes by motor-vehicles with capacity of over 3.5 tons***

Number: ***227***
Date of issue: ***26.12.2003***
Date of expiry: ***26.12.2008***
The body that issued the license: ***Medical Activity Licensing Commission of the Department of Health Care of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity***

Number: ***86***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/1***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Surgutneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/2***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Fedorovskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/3***

Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Bystrinskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/4***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Komsomolskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/5***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Lyantorneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/6***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Nizhnesortymskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/7***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Division of Intra-field Gathering and Utilization of Petroleum Gas of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/8***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***

The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Prospecting Division of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/9***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by research institute "SurgutNIPIneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

3.2.10. The Issuer's joint activity.

From 1999 to date the Company and other organizations have not concluded any joint activity agreements.

1999

The name of a subsidiary	Purpose of investment of capital	The amount of capital invested (RUR '000)
1	2	3
Limited Liability Company "Strakhovoye Obschestvo "Surgutneftegas"	***OJSC "Surgutneftegas" assets insurance. Profit earning***	***102,750.00***
Closed Joint Stock Company "Surgutskie Investitsii"	***Assistance in ensuring the rights of shareholders of OJSC "Surgutneftegas". Profit earning***	***237.50***
Limited Liability Company "Neft-Konsalting"	***Developing the region's securities market infrastructure. Profit earning***	***47.50***
Limited Liability Company "Invest-Zaschita"	***Assistance in ensuring the rights of shareholders of OJSC "Surgutneftegas". Profit earning***	***52,240.00***
Open Joint Stock Company "Surgutskoe Upravlenie Tekhnologicheskogo Transporta"	***Meeting industrial requirements of OJSC "Surgutneftegas" for transport. Profit earning***	***6.80***
Closed Joint Stock Company "Surgutneftestroy"	***Boosting construction potential of OJSC "Surgutneftegas". Profit earning***	***17,839.35***

2000

The name of a subsidiary	Purpose of investment of capital	The amount of capital invested (RUR '000)
1	2	3
Limited Liability Company "Strakhovoye Obschestvo "Surgutneftegas"	***OJSC "Surgutneftegas" assets insurance. Profit earning***	***102,750.00***

Limited Liability Company "Invest-Zaschita"	***Assistance in ensuring the rights of shareholders of OJSC "Surgutneftegas". Profit earning***	***52,240.00***
Limited Liability Company "Neft-Konsalting"	***Developing the region's securities market infrastructure. Profit earning***	***47.50***
Open Joint Stock Company "Surgutskoe Upravlenie Tekhnologicheskogo Transporta"	***Meeting industrial requirements of OJSC "Surgutneftegas" for transport. Profit earning***	***6.80***
Closed Joint Stock Company "Surgutneftestroy"	***Boosting construction potential of OJSC "Surgutneftegas". Profit earning***	***17,839.35***
Closed Joint Stock Company "Surgutneftegasbank"	***Conducting cash-processing transactions and other banking operations, including those conducted for OJSC "Surgutneftegas". Profit earning***	***514,046.34***
Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"	***Profit earning***	***9,805.75***
Limited Liability Company "Kirishinefteorgsintez"	***Refining of crude supplied by OJSC "Surgutneftegas"***	***3,516.70***

2001

The name of a subsidiary	Purpose of investment of capital	The amount of capital invested (RUR '000)
1	2	3
Limited Liability Company "Neft-Konsalting"	***Developing the region's securities market infrastructure. Profit earning***	***47.50***
Limited Liability Company "Strakhovoye Obschestvo "Surgutneftegas"	***OJSC "Surgutneftegas" assets insurance. Profit earning***	***235,650.00***
Limited Liability Company "Invest-Zaschita"	***Assistance in ensuring the rights of shareholders of OJSC "Surgutneftegas". Profit earning***	***52,240.00***
Closed Joint Stock Company "Surgutneftegasbank"	***Conducting cash-processing transactions and other banking operations, including those conducted for OJSC "Surgutneftegas". Profit earning***	***1,058,046.30***
Limited Liability Company "Kirishinefteorgsintez"	***Refining of crude supplied by OJSC "Surgutneftegas"***	***3,517.44***
Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"	***Profit earning***	***9,791.65***

2002

The name of a subsidiary	Purpose of investment of capital	The amount of capital invested (RUR '000)
1	2	3
Limited Liability Company "Neft-Consulting"	***Developing the region's securities market infrastructure. Profit earning***	***47.50***
Limited Liability Company "Strakhovoye Obschestvo "Surgutneftegas"	***OJSC "Surgutneftegas" assets insurance.***	***235,650.00***

	Profit earning	
Limited Liability Company "Invest-Zaschita"	***Assistance in ensuring the rights of shareholders of OJSC "Surgutneftegas". Profit earning***	***55,840.00***
Limited Liability Company "Kirishinefteorgsintez"	***Refining of crude supplied by OJSC "Surgutneftegas"***	***3,517.46***
Limited Liability Company "Central Surgut Depositary"	***Developing the region's securities market infrastructure. Profit earning***	***4,426.30***
Closed Joint Stock Company "Surgutneftegasbank"	***Conducting cash-processing transactions and other banking operations, including those conducted for OJSC "Surgutneftegas". Profit earning***	***1,078,026.30***
Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"	***Profit earning***	***9,791.65***

2003

The name of a subsidiary	Purpose of investment of capital	The amount of capital invested (RUR '000)
1	2	3
Limited Liability Company "Invest-Zaschita"	***Assistance in ensuring the rights of shareholders of OJSC "Surgutneftegas". Profit earning***	***55,840.00***
Limited Liability Company "Neft-Konsalting"	***Developing the region's securities market infrastructure. Profit earning***	***47.50***
Limited Liability Company "Strakhovoye Obschestvo "Surgutneftegas"	***OJSC "Surgutneftegas" assets insurance. Profit earning***	***759,750.00***
Limited Liability Company "Central Surgut Depositary"	***Developing the region's securities market infrastructure. Profit earning***	***4,426.30***
Limited Liability Company "Kirishinefteorgsintez"	***Refining of crude supplied by OJSC "Surgutneftegas"***	***3,517.68***
Limited Liability Company "Leasing Production"	***Profit earning***	***9,791.65***
Closed Joint Stock Company "Surgutneftegasbank"	***Conducting cash-processing transactions and other banking operations, including those conducted for OJSC "Surgutneftegas". Profit earning***	***1,078,026.30***

1Q 2004

The name of a subsidiary	Purpose of investment of capital	The amount of capital invested (RUR '000)
1	2	3
Limited Liability Company "Invest-Zaschita"	***Assistance in ensuring the rights of shareholders of OJSC "Surgutneftegas". Profit earning***	***55,840.00***
Limited Liability Company "Neft-Konsalting"	***Developing the region's securities market infrastructure. Profit earning***	***47.50***
Limited Liability Company "Strakhovoye	***OJSC "Surgutneftegas" assets***	***759,750.00***

Obschestvo "Surgutneftegas"	*insurance. Profit earning*	
Limited Liability Company "Central Surgut Depositary"	*Developing the region's securities market infrastructure. Profit earning*	*4,426.30*
Limited Liability Company "Kirishinefteorgsintez"	*Refining of crude supplied by OJSC "Surgutneftegas"*	*3,517.68*
Limited Liability Company "Leasing Production"	*Profit earning*	*9,791.65*
Closed Joint Stock Company "Surgutneftegasbank"	*Conducting cash-processing transactions and other banking operations, including those conducted for OJSC "Surgutneftegas". Profit earning*	*1,078,026.30*

3.2.11. Additional requirements to be met by issuers being joint stock investment pools or insurance organizations.

The Company is neither a joint stock investment pool, nor an insurance organization.

3.2.12. Additional requirements to be met by issuers, whose primary activity is mineral resources extraction.

Since the information on mineral resources is an official secret, it is not provided.

Item 3.2.9. includes information on licenses.
Rule No. 3314-1 of the Supreme Council of the RF "On Procedure for Putting into Execution Statute on Procedure for Licensing Subsurface Use" dated 15 July, 1992 and Law No. 2395-1of the RF "On Subsurface" dated 21 February, 1992 govern the process of license grant and renewal.

Given considerable gas reserves and gas extraction, the Company seeks to increase the earning capacity of the sector through a complete production chain encompassing gas extraction and refining. To that end, in January of 2002 OJSC "Surgutneftgas" founded Gas Processing Division.

The Company pays all sorts of taxes and effects all kinds of payments stipulated by the Laws of the Russian Federation and by Legal Acts of the Khanty-Mansiysky Autonomous Okrug based on the laws of the Russian Federation and will continue to do so within established periods.

"KINEF" Ltd. located in the city of Kirishi represents the sector of oil refining and petrochemistry.

The company's marketing network comprises five enterprises which are located in the north-west of Russia and dominate the region's fuel markets. The following are the enterprises:

Liability Company "Kaliningradnefteprodukt", Limited Liability Company Marketing Association "Tvernefteprodukt", Limited Liability Company Marketing Association "Pskovnefteprodukt", Limited Liability Company "Novgorodnefteprodukt", Open Joint Stock Company "Lennefteprodukt".

3.4. Plans for the Issuer's future activity.

In 2004, the Company will go on to enlarge its resource base through prospecting and acquisition of hydrocarbon reserves.

The Company is planning to more than triple seismic investigations, conduct deep prospect drilling at 11 structures, construct 81 prospecting and exploratory wells, and deepen 39 development wells.

Conducting exploration work in Eastern Siberia, the Company in 2004 will construct 3 expandable wells and draw up a long-term exploration work program for this particular region.

This year targets in terms of oil and gas production are 58.6 mn tons and 14.5 bcm correspondingly.

Besides, the Company is planning to bring into production five new oil-fields: Larkinskoe, Synyeganskoe, Yukyaunskoe, Severo-Labatyuganskoe located in Khanty-Mansiysky Autonomous Okrug, and the Cental Block of Talakanskoe located in the Republic of Sakha (Yakutia). Above that, the Company is planning to construct 848 new producing wells; applying various stimulation methods, to treat over 5,000 wells of operating well stock; to perform 536 hydrofrac well-operations, to carry out 343 side-tracking operations.

The Company will process over 3.8 bcm of gas. It will go on to carry out the Gas-Processing Plant Up-Dating Project, which, when completed, will allow to process up to 7 bcm of gas.

As for its "KINEF" refinery, the Company will continue with the construction of the deeper conversion plant and the modernization of the production facilities, with the latter aimed at higher durability and triennial overhaul period of the equipment. The Company's target in terms of oil refining is 15.9 mn tons.

3.5. The Issuer's share in industrial, bank, financial groups, holdings, groups of companies, and associations.

The organization's full name: ***Association "Information and Cooperation Council of the Fuel and Energy Complex"***
The Issuer's position and functions in the organization: ***Member of the Association***

3.6. The Issuer's subsidiaries and in-house economic companies.

No.	Full and abbreviated firm name, location	Reasons why a company is recognized as a subsidiary or an in-house company of OJSC "Surgutneftegas"	OJSC "Surgutneftegas" share in the charter capital of a subsidiary or an in-house company (subsidiary's or in-house company's ordinary stock share owned by OJSC "Surgutneftegas")	Subsidiary's (in-house company's) share in the charter capital of OJSC "Surgutneftegas" (OJSC "Surgutneftegas" ordinary stock share owned by a subsidiary or an in-house company)	A company's basic activity	The significance of a company for activities of OJSC "Surgutneftegas"
1.	*Limited Liability Company "Invest-Zaschita" LLC "Invest-Zaschita" Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*	*OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes*	*87.2%*	*0.09%*	*- brokerage activity; - dealer activity; - administration of securities; - consulting about securities trading*	*Assistance in ensuring the rights of shareholders of OJSC "Surgutneftegas". Profit earning*
2.	*Limited Liability Company "Investsibirstroy" LLC "Investsibirstroy" Location: Russian Federation, Tyumenskaya Oblast, Surgut*	*OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes*	*100%*		*- construction and repairs of trunk pipelines through which oil, gas, and water are transported - housing and recreation facilities construction*	*Boosting construction potential of OJSC "Surgutneftegas"*
3.	*Closed Joint Stock Company "Surgutneftestroy" CJSC "Surgutneftestroy" Location: RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*	*OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes*	*100% (100%)*		*Being dissolved*	*Being dissolved*
4.	*Limited Liability Company "Neft-Konsalting" LLC "Neft-Konsalting" Location: RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*	*OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes*	*95%*	*0.005 (0.002)*	*- brokerage activity; - dealer activity; - administration of securities; - consulting about securities trading*	*Developing the region's securities market infrastructure. Profit earning*
5.	*Limited Liability Company*	*OJSC "Surgutneftegas"*	*99.9.%*		*- providing various*	*Insuring OJSC*

	"Strakhovoye Obschestvo "Surgutneftegas" LLC "Strakhovoye Obschestvo "Surgutneftegas" Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut	*is entitled to directly dispose of over 50% of total number of votes*			*types of insurance*	*"Surgutneftegas" assets*
6.	*Limited Liability Company "Central Surgut Depositary" LLC "Central Surgut Depositary" Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*	*OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes*	*63.2%*	*0.03% (0.04%)*	*- depositary activity*	*Developing the region's securities market infrastructure. Profit earning*
7.	*Closed Joint Stock Company "Surgutneftegasbank" CJSC "SNGB" Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*	*OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes*	*91.5% (93.4%)*		*- conducting bank transactions*	*Conducting settlement operations, cash payments and other bank transactions for OJSC "Surgutneftegas"*
8.	*Limited Liability Company "Kaliningradnefteprodukt" LLC "Kaliningradnefteprodukt" Location: RF, Kaliningrad*	*OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes*	*100%*		*- purchase, storage, and marketing of oil products*	*Marketing of oil products of OJSC "Surgutneftegas" group*
9.	*Limited Liability Company "Production Association "Kirishinefteorgsintez" LLC "KINEF" Location: RF, Leningradskaya oblast, Kirishi*	*OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes*	*99.9%*		*- oilstock refining, manufacturing and marketing of oil products: - automobile gasoline, diesel fuel and fuel oil, petroleum asphalt, aromatic hydrocarbons and*	*Refining of oil supplied by OJSC "Surgutneftegas"*

					other products of refining and petrochemistry.	
10.	*Limited Liability Company "Leasing Production" LLC "Leasing Production" Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug – Yugra, Surgut*	*OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes*	*93.09%*		*- agency business, marketing, consulting services*	*Profit earning*
11.	*Limited Liability Company Marketing Association "Tvernefteprodukt" LLC "MA"Tvernefteprodukt" Location: RF, Tver*	*OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes*	*100%*		*- purchase, storage, and marketing of oil products*	*Marketing of oil products of OJSC "Surgutneftegas"*
12.	*Limited Liability Company "Novgorodnefteprodukt" LLC "Novgorodnefteprodukt" Location: RF, Novgorod*	*OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes*	*100%*		*- purchase, storage, and marketing of oil products*	*Marketing of oil products of OJSC "Surgutneftegas"*
13.	*Limited Liability Company Marketing Association "Pskovnefteprodukt" LLC "Pskovnefteprodukt" Location: RF, Pskov*	*OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes*	*100%*		*- purchase, storage, and marketing of oil products*	*Marketing of oil products of OJSC "Surgutneftegas"*
14.	*Limited Liability Company "Surgutneftegasburenie" LLC "Surgutneftegasburenie" Location: Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut*	*OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes*	*100%*		*- construction of oil/gas development and injection wells*	*Boosting construction potential of OJSC "Surgutneftegas"*
15.	*Open Joint Stock Company "Sovkhoz "Chervishevsky" OJSC "Sovkhoz "Chervishevsky" Location: Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo*	*OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes*	*99.9% (99.9%)*		*- grain and vegetables growing; dairy, flour, feed-concentrates, bakery products, pastry, pasta, sausage goods, fruit jam production; meat supply; cattle*	*Supplying the workforce of OJSC "Surgutneftegas" with products of agricultural industry*

					keeping; woodwork	
16.	*Limited Liability Company "Surgutmebel"* *LLC "Surgutmebel"* *Location:* *Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut District, p. Barsovo*	*OJSC "Surgutneftegas" is entitled to directly dispose of over 50% of total number of votes*	*100%*		*- wooden construction materials*	*Manufacturing construction materials, components, and assemblies for the needs of OJSC "Surgutneftegas"*
17.	*Open Joint Stock Company "Surgutpolimer"* *OJSC "Surgutpolimer"* *Location: Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut*	*OJSC "Surgutneftegas" is entitled to directly dispose of over 20% of total number of votes*	*30%* *(30%)*		*Being liquidated*	*Being liquidated*

3.7. The constitution, structure, and cost of the Issuer's fixed assets; information on plans to purchase, replace, and dispose of fixed assets, as well as on all facts of encumbrance of the Issuer's fixed assets.

3.7.1. Fixed assets.

The date of reapprisal: ***as of 01.01.2002***

RUR '000

No.	Name of fixed assets group	Full value prior to reapprisal	Written down (net of depreciation) value prior to reapprisal	Date of reapprisal	Full value after reapprisal	Written down (net of depreciation) value after reapprisal
1	Plots of land and objects of nature management	*3,514*	*3,514*	*as of 01.01.2002*	*3,514*	*3,514*
2	Buildings	*11,547,494*	*6,292,538*		*23,785,735*	*9,250,122*
3	Plant	*97,170,791*	*52,950,959*		*374,255,034*	*145,545,424*
4	Machinery and equipment	*40,259,633*	*29,021,796*		*89,550,917*	*46,280,273*
5	Transport vehicles	*9,863,291*	*7,110,110*		*18,833,703*	*9,733,333*
6	Production and economic fittings	*811,055*	*702,706*		*1,774,808*	*1,765,876*
7	Perennial growing stock	*21*	*18*		*60*	*45*
8	Other types of fixed assets	*5,643,367*	*4,889,467*		*7,578,103*	*5,726,087*
	TOTAL, RUR	*165,299,166*	*100,971,108*	*0*	*515,781,874*	*218,304,674*

The method of reapprisal of fixed assets.
The reapprisal of fixed assets was based on the market value of correspondent fixed assets.

Data on plans to purchase, replace, and dispose of fixed assets, the cost of which constitutes 10 and more per cent of the cost of the Company's fixed assets, and other fixed assets.
As of the end date of the reporting quarter there are no plans to purchase, replace, and dispose of fixed assets, the cost of which constitutes 10 and more per cent of the cost of the Company's fixed assets.

Data on all facts of encumbrance of the Company's fixed assets.
There are no encumbered fixed assets.

3.7.2. The cost of the Issuer's real property.

As of 31.12.2003 RUR '000

Name	Acquisition (replacement) cost	Depreciation
Real property	***442,344,566***	***279,487,615***

As of 31.03.2004 RUR '000

Name	Acquisition (replacement) cost	Depreciation
Real property	***445,196,707***	***283,461,357***

The Company's real estate was not appraised in the year of 2003, nor in the 1st quarter of 2004.

4. Information on the Issuer's financial and economic activities.

4.1. Results of the Issuer's financial and economic activities.

4.1.1. Profit and Loss.

Item	1999	2000	2001	2002	2003	1Q 2004
Sales proceeds, RUR '000	*80,826,957*	*156,667,032*	*147,136,178*	*185,821,042*	*213,335,303*	*59,411,561*
Gross profit, RUR "000	*46,921,260*	*97,711,773*	*76,139,906*	*73,991,971*	*82,607,028*	*26,460,560*
Net earnings, RUR '000	*6,724,179*	*19,542,597*	*10,856,998*	*10,422,718*	*17,371,197*	*19,012,557***
Labor capacity, RUR '000 /person	*1,153.81*	*2,086.75*	*1,805.53*	*2,158.03*	*2,486.66*	*2,839.20**
Capital productivity ratio, %	*161.1*	*222.8*	*145.7*	*84.3*	*98.9*	*111.56**
Return on assets, %	*4.9*	*7.6*	*3.4*	*2.1*	*3.2*	*13.84**
Return on equity capital, %	*5.48*	*8.19*	*3.61*	*2.19*	*3.4*	*14.72**
Product (sales) profitability, %	*52.22*	*58.11*	*44.16*	*33.56*	*32.55*	*37.94*
Uncovered loss as of the reporting date, RUR '000	*0*	*0*	*0*	*0*	*0*	*0*
Uncovered loss as of the reporting date to grand total ratio	*0*	*0*	*0*	*0*	*0*	*0*

*** The figures were calculated in accordance with the annual forecasting value**
*** This is a retained profit for the reporting quarter (line 190 of Form No. 2)***

2003 sales proceeds grew by RUR 132,508,346 thousand, a 164% increase as compared with 1999; gross profit grew by RUR 35,685,768 thousand, a 76% increase; labor capacity grew by 2.15 times from RUR 1,153.81 thousand per person to RUR 2,486.66 thousand per person.

These figures demonstrating the Company's profit-earning capacity are relatively large. The downward trend recorded in 2001 and 2002 had little impact on its financial results.

The current trend of return on assets and return on equity capital is determined by both change in profit figures and increase in the Company's equity capital and assets.

Thank to strict control imposed on running costs, sales profitability is very high yet it has been showing a downward trend in the last five years due to higher cost of goods sold, work, services, as well as to higher business expenses.

4.1.2. Factors which caused a change in the Issuer's proceeding from sales of goods, products, works and services as well as in the Issuer's operating loss (profit).

The major factor in contributing to the higher proceeding from sales recorded in the reporting quarter was favorable world oil and oil product prices.

4.2. The Issuer's liquidity position.

Item	Standard	1999	2000	2001	2002	2003	1Q 2004
Own working capital, RUR '000	*>0*	*58,396,987*	*100,169,924*	*129,837,281*	*183,695,583*	*167,282,416*	*145,904,196*
Leverage ratio	*<1.0*	*0.095*	*0.048*	*0.039*	*0.044*	*0.050*	*0.06*
Independe nt means autonomy ratio	*>0.1*	*0.89*	*0.93*	*0.94*	*0.96*	*0.95*	*0.94*
Own working capital-to-inventory ratio	*>0.6-0.8*	*7.36*	*7.49*	*8.36*	*11.22*	*11.57*	*10.10*
Fixed asset index	*<1.0*	*0.52*	*0.58*	*0.57*	*0.61*	*0.67*	*0.72*
Current liquidity ratio	*>2.0*	*6.37*	*10.33*	*12.59*	*10.78*	*8.27*	*5.83*
Quick liquidity ratio	*>0.8-1.0*	*5.64*	*9.12*	*11.15*	*9.83*	*7.57*	*5.31*

Relying on the above figures one can come to a conclusion that the Company enjoys a high level of liquidity position. Though in 2002 and 2003 there was an insignificant downward trend, the figures demonstrating the liquidity of the Company's balance sheet are many times larger than the standards. This indicates a high level of the Company's financial soundness.

4.3. The size, structure, and sufficiency of the Issuer's capital and current assets.

4.3.1. The size and structure of the Issuer's capital and current assets:

RUR '000

Item	1999	2000	2001	2002	2003	1Q 2004
Size of capital and provision, total including:	*125,740,157**	*245,780,087*	*301,447,895*	*467,765,042*	*503,847,190*	*510,637,224*
charter capital *(According to the Company Charter)*	*31,427,993*	*43,427,993*	*43,427,993*	*43,427,993*	*43,427,993*	*43,427,993*
own shares bought back form shareholders	-	-	-	-	-	-
reserve capital	*3,411,349*	*6,514,198*	*6,514,198*	*6,514,198*	*6,514,198*	*6,514,198*
added capital	*30,875,979*	*88,399,229*	*114,271,035*	*274,444,515*	*315,897,243*	*326,979,245*
accumulation fund	*21,738,166*	*44,201,633*	*75,934,913*	-	-	-
social sector fund	*284,665*	*253,391*	*253,391*	-	-	-
purpose funding and receipts	*2,970,439*	*7,145,146*	*6,179,551*	*362,439*	*0*	*0*
retained income	*35,031,566*	*55,838,497*	*54,866,814*	*143,015,897*	*138,007,756*	*133,715,788*

* In 1999, calculating "Total amount of the Company's capital", balance sheet line 330 "Costs at the expense of profit" was taken into account.

RUR '000

Item	1999	2000	2001	2002	2003	1Q 2004
The amount of the Issuer's working capital, total including:	*73,068,941*	*118,867,292*	*147,781,445*	*205,196,368*	*193,291,086*	*179,452,159*
Inventory	*7,929,794*	*13,377,695*	*15,530,835*	*16,377,907*	*14,458,817*	*14,446,493*
VAT on acquired valuables	*415,517*	*468,861*	*1,384,306*	*1,832,301*	*1,773,817*	*1,553,165*
Receivables	*18,559,908*	*10,271,558*	*14,949,583*	*21,764,919*	*24,164,248*	*28,056,864*
short-term financial investments	*43,716,361*	*89,336,522*	*111,038,072*	*349,373*	*36,399,460*	*29,339,279*
cash	*2,447,361*	*5,412,656*	*4,878,649*	*59,983,345*	*635,465*	*1,102,267*
other current assets	-	-	-	*104,888,523*	*115,859,279*	*104,954,091*

Reserve capital is formed in accordance with the legislation of the RF and the Company's constituent documents.

The increase in the amount of added capital in the last five fiscal years (1999-2003) is due to additional appraisal of the amount of fixed assets, an increase in additional paid-in capital and in profit which was utilized to finance capital investments.

The increase in working capital throughout the period under analysis was due to larger volume of sales by the Company. The decrease in current assets in 2003 indicates that the Company has increased material resources utilization rate.

The proprietary funds are a source of the Company's working capital financing.

Item 3.2.6 of the present quarterly report contain the information on the Company's policy on working capital financing.

4.3.2. Capital and current assets sufficiency.

Item	**1999**	**2000**	**2001**	**2002**	**2003**	**1Q 2004**
Amount of debt servicing operating expenses (RUR '000)	*353*	*23,552*	*12,369*	*12,449*	*30,500*	*8,340*
Average daily operating expenses (RUR '000 / day)	*0.97*	*64.53*	*33.89*	*34.11*	*83.56*	*91.65*

Figures demonstrating owned capital sufficiency (the amount of raised funds to capital and provisions ratio; short-term liabilities to capital and provisions ratio) are presented in Item 2.1 of the present quarterly report. Throughout the period under analysis, the Company's owned capital was many times larger than its short-term liabilities.

Since the amount of debt servicing operating expenses of the Company during the period from 1999 to 2003 and throughout the first quarter of 2004 is insignificant (the Company utilizes primarily its proprietary funds), the Company's current assets sufficiency to cover its current operating expenses is not cited. The data of the accounting report and items being calculated prove the fact that the Company has sufficient amounts of current assets to cover its current operating expenses throughout the period under analysis.

4.3.3. Cash funds.

As of 2Q 2004, the Company's demand for cash funds amounts to RUR 51,016,291 thousand.

Sources to meet the demand in cash funds:

- proceeds from principal products sales, from other sales;

- receipt of funds generated by investment and financial activity.

There are no bank accounts attached. A bank's file does not contain accounts payable of the Company.

4.3.4. The Issuer's financial investments.

The Company does not have financial investments constituting 10 and more per cent of its all financial investments.

4.3.5. The Issuer's intangible assets.

The Company's intangible assets for the period from 1999 to 2003 are reported in the Company's accounting report for the corresponding periods.

As of the end of the reporting quarter

RUR '000

Name of the group of intangible assets	*Acquisition (replacement) cost*	*Depreciation*
Intangible assets, total	*268,990*	*135,559*
Including intellectual property objects (exclusive rights on the results of intellectual property)	*264,147*	
Others	*4,843*	

Recording its intangible assets, the Company complies with the Book Records Provisions 14/2000 "Intangible Assets Recognition" ratified by Order of the Ministry of Finance of the RF No91n dated 16 October 2000.

4.4. Data on the Issuer's philosophy and expenditures for scientific-and-technological development, advanced designs, research work, as well as in relation to licenses and patents.

OJSC "Surgutneftegas" research and development (R&D) activity.

In 2003, "SurgutNIPIneft" research engineers were performing 64 research projects. In terms of current prices, the volume of research activity amounted to RUR 385 mn in 2003.

Methods of economic assessment of project designs are enhanced on a constant basis with economic environment and tax law taken into account.

The introduction of laboratory equipment in the cities of Surgut and Tyumen, the quest for a larger accrediting area and new research methods, the mastering of advanced software tools are in progress.

Much work has been under way on the method, software, and administrative support for the integrated geological-geophysical data bank, on the preparation of long-term stimulation of formation plans, on the economic-feasibility study for a higher productive rate due to various methods, on the streamlining of fields design and development strategies on the basis of mathematical models of fluid flow, which take into consideration all the known features of formation geological structures, production methods, and development system implementation.

Moreover, much work has been under way on advanced training of scientific personnel.

The research engineers are regular participants of sessions on wells research and scientific-and-feasible conferences. Besides, they contribute to various scientific and technical publications.

The efficiency of completed R&D, technical upgrading plans.

The Company has arranged to carry out an R&D plan for 2004 comprising 119 research projects.

In the first quarter of 2004 the Company launched 70 research projects. In the first quarter of 2004 total R&D expenses amounted RUR 15,395 thousand.

The Company's core operating departments technical upgrading plan for 2004 includes 278 measures intended to implement new facilities and practices.

The target economic effect of the measures intended to upgrade the core operating departments in 2004 is RUR 2,800 mn.

An estimated cost of the technical upgrading plan for the first quarter of 2004 is RUR 588,344 thousand.

OJSC "Surgutneftegas" rationalization, inventive, and patent activity.

1. New facilities introduction.

The following are major highly efficient undertakings carried out in the first quarter of 2004:

conformance control with the application of emulsion fluid;

formation shutoff valves introduction;

diamond bit introduction;

wells construction with the application of biopolymer drilling mud;

oily waste incinerator introduction;

The Company's 44 structural units as well as contractor OJSC "UPNP and KRS" will be involved in undertakings intended to upgrade the core operating departments.

2. New facilities and technologies test.

A pilot project plan for 2004 to test prototypes of new equipment and technologies comprises 44 undertakings.

In the first quarter, the Company launched pilot work aimed at testing:

emulsion breaker SONDEM 4401-131;

perforating gun PMI-54;

well-killing fluid "FLACK DG-002".

The information on how the legal protection of major intellectual property objects was created and acquired.

In the first quarter of 2004, the Company executed and sent Rospatent's Federal Institute of Industrial Property 14 applications.

The Company obtained 11 documents of title, including 3 patents for useful models, 3 patents for utility invention, 1 data base official registration certificate, and 4 resolutions to grant documents of title, including 1 patent for utility invention, and 3 patents for useful models.

In the first quarter of 2004, the Company's accounting section received 3 sets of documents required to record results of intellectual activity as intangible assets; an original cost of intangible assets amounted to RUR 4.2 thousand.

In 2003, an inventory check of all intellectual property objects kept on the balance of the Company's structural units was performed to find out how many of them were in use.

4.5. Analysis of trends in the oil business.

In recent years the Russian oil industry trends have been considerably determined by a strong growth of world demand for hydrocarbons. Since 1999 world market conditions have been improving and thus have let oil companies increase production through capital investments in reserve development and a greater number of fields and licenses acquired through purchase of oil producing assets. Besides, the application of advanced technologies making it possible to increase the efficiency of reservoir development as far as a rate of growth, lower operating expenses, and a higher oil recovery factors are concerned, promoted the overall production growth of the industry. Throughout the period from 1999 to 2003 the aggregate oil production growth amounted to 38%.

Throughout 1999 to 2003 the Company enjoyed a 44% increase in oil production, this is higher than an average growth in the industry. The steady growth was due to lavish capital investments in the development of old and new fields, comprehensive application of advanced technologies allowing for a higher oil recovery factor at the Company's oil fields.

Given a considerable absorption of world oil and oil products market, limited export capacities of Russian transport systems, and limited effective demand on the domestic market, the Company's strong competitors are major oil companies involved in oil and oil products production and marketing in the RF.

The Company supplies oil and oil products to a number of export markets with the European market and the CIS being the most important ones.

5. Detailed information on persons being members of the Issuer's management bodies, agencies supervising its financial and economic activities, and summary on its stuff (employees).

5.1. Information on structure and competence of the Issuer's management bodies.

The general shareholders' meeting is the supreme administrative body of the Company.

The Board of Directors carries out the general management of the Company's activities and has the right to make decisions on any matters concerning the Company's activities but those, which are related to the competence of the general shareholders' meeting according to the Company's Charter. The members of the Board of Directors are elected by the annual shareholders' meeting in accordance with the order provided for by the Company's Charter for a term till the next annual general shareholders'

meeting. The members of the Board of Directors can be re-elected an unlimited number of times.

Director General is the individual executive body of the Company and manages the Company's current activities in the order and within the limits of competence determined by the Company's Charter as well as in accordance with the resolutions of the Board of Directors and the general shareholders' meeting. The Company's Board of Directors appoints Director General of the Company for a five-year period. At expiration of Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times.

Director General reports to the Board of Directors and the Company's general meeting of shareholders.

The powers of the Company's administrative bodies are determined by the Company's Charter.

The competence of the general shareholders' (participants') meeting in compliance with the Company's Charter (constituent documents):

The competence of the general shareholders' meeting includes the following issues the resolutions on which are adopted if shareholders-owners of over 50% of the Company's voting shares taking part in the general shareholders' meeting have voted for it, except as otherwise provided by the Company's Charter:

1) to amend the Company's Charter or to approve the Company's Charter in a new wording excluding cases stipulated by the Federal Law "On Joint Stock Companies" and the Company's Charter;

2) to decrease charter capital through reduction of par value of shares, acquisition of a portion of shares by the Company to reduce their total amount or to redeem shares partly paid and through redemption of shares acquired or repurchased by the Company;

3) to approve the Company's annual reports and annual accounting statements, including profit and loss accounts of the Company and its profit and loss distribution;

4) to adopt a resolution to pay annual dividends, to approve the dividend size and the form of its payment on shares of each category (type). A resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;

5) to elect members to the Company's Auditing Commission and to terminate their powers ahead of schedule, to approve the Company's Auditing Commission Provisions;

6) to adopt resolutions to restructure the Company;

7) to adopt resolutions to liquidate the Company, to appoint the liquidation committee and approve the interim and final liquidation balance sheets;

8) to determine the quantity of the Company's Board of Directors, to elect members to the Board of Directors and terminate their powers ahead of schedule;

9) to determine the amount of declared shares, their par value, their category (type) and rights granted by these shares;
10) to approve the Company's auditor;
11) the procedure of general shareholders' meeting;
12) to establish the counting committee;
13) to determine the procedure following which the Company provides information (materials) being subject to presentation to shareholders while preparing for the general shareholders' meeting, including choice of a press agency in case of announcement publication;
14) share split and share consolidation;
15) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approves deals in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided for by the Company's Charter;
16) to adopt resolutions to approve large-scale deals by the Company, in accordance with Item 3 of Article 79 of the Federal Law "On Joint Stock Companies";
17) to increase the Company's charter capital through placement of additional ordinary shares through public subscription if the quantity of the ordinary shares additionally placed amounts to more than 25% of the ordinary shares earlier placed by the Company;
18) to increase the Company's charter capital through placement of additional shares through private subscription;
19) to place through private subscription issuing securities convertible into shares. To place through open subscription convertible issuing securities which can be converted into ordinary shares amounting to more than 25% of the ordinary shares earlier placed by the Company;
20) to increase the Company's charter capital through increase in par value of shares;
21) to make a decision to participate in holding companies, financial and industrial groups, associations and other unions of profit-making organizations;
22) to approve in-house documents governing the activities of the Company's bodies;
23) other issues provided for by the law of the Russian Federation currently in force.

Issues included in the competence of the general shareholders' meeting cannot be submitted to the Board of Directors and Director General of the Company.

The competence of the Board of Directors (Supervisory Board) according to the Company's Charter (constituent documents):
The competence of the Board of Directors includes the following issues:

1) to submit issues stipulated by the Company's Charter to the general shareholders' meeting for adopting a resolution;
2) to recommend the size of dividends paid to shareholders and the procedure of dividend payment;
3) to determine priority lines of the Company's activity;
4) to convene the annual and extraordinary general shareholders' meetings of the Company;
5) to adopt the general shareholders' meeting agenda;
6) to fix the date for making out the list of persons having the right to participate in the general shareholders' meeting, the date, the venue and the time of the general shareholders' meeting, informing shareholders of holding the meeting, of the list of materials (information) to be presented to shareholders upon preparation for the general shareholders' meeting, of the form and the text of a ballot paper;
7) to preliminary approve the Company's annual reports, balance sheets, profit and loss accounts;
8) to increase the Company's charter capital through placement by the Company:
- additional ordinary shares through public subscription within the quantity and the category (type) of declared shares if the quantity of the ordinary shares additionally placed amounts to 25% or less of the ordinary shares earlier placed by the Company;
- additional preferred shares through public subscription;
- additional shares at the expense of the Company's property;
9) to approve the report on the results of issue and purchase of the Company's shares by the Company;
10) to amend the Company's Charter brought about by the Company's charter capital increase due to increase in par value of shares;
11) to amend the Company's Charter brought about by the Company's charter capital increase due to the placement of additional shares;
12) the placement by the Company:
- bonds and other issuing securities convertible into shares if the stated bonds (other issuing securities) are placed through public placement and can be converted into the Company's ordinary shares amounting to 25% or less of the ordinary shares earlier placed;
- bonds and other issuing securities if they are not convertible into the Company's shares under the placement terms;
13) to determine the market value of the Company's property;
14) to purchase and buy back shares, bonds and other securities placed by the Company in cases stipulated by the Company's Charter;
15) to manage shares purchased and bought back by the Company and the shares made available for the Company due to the fact that buyers have not fulfilled their obligations to pay for them;
16) to elect the Chairman of the Board of Directors and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;
17) to appoint Director General of the Company, to determine the rate of bonuses and compensations paid to him;

18) to recommend the rate of bonuses and compensations paid to the members of the Company's Auditing Commission and to determine the amount of auditor's service payment;
19) to determine how the Company's reserve, purpose-oriented and other funds should be employed;
20) to approve the Company's in-house documents excluding those in-house documents which should be approved by the general shareholders' meeting in conformity with the Federal Law "On Joint Stock Companies" and other in-house documents of the Company which should be approved by Director General of the Company according to the present Charter;
21) to establish branches and to open representative offices of the Company;
22) to amend the Company's Charter brought about by newly established branches and representative offices and their liquidation;
23) to adopt resolutions to approve large-scale deals by the Company, in accordance with the Federal Law "On Joint Stock Companies";
24) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approves deals in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided for by the Company's Charter;
25) to adopt a resolution to sign a contract establishing relations of the parent and subsidiary company between Open Joint Stock Company "Surgutneftegas" and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas";
26) to approve the Company's registrar, to approve and to cancel an agreement with the Company's registrar;
27) other issues stipulated by the law of the Russian Federation.

The competence of the individual and collegiate executive bodies of the Issuer in compliance with the Charter (constituent documents):
The competence of Director General of the Company includes the following:

1. to implement resolutions of the general shareholders' meeting and of the Company's Board of Directors;
2. to issue orders, instructions, directions and other acts concerning the Company's activities; all the Company's employees are obliged to carry them out;
3. within the rights granted to him, to take all necessary actions to exercise legal powers to possess, use and dispose of the Company's property including signing contracts on acquisition and alienation of the Company's property; signing loan and credit agreements; besides, due to the fact that on the date of the general shareholders' meeting of the Company it is impossible to determine transactions being subject to carrying out to continue business relations between the Company and OJSC "NK "Surgutneftegas" in which Director General of the Company might be interested in the future, to decide that transactions of the abovementioned

nature including agreements on borrowings as well as transactions on direct or indirect acquisition or alienation of property by the Company including shares up to the limit of 10% of the book value of Company's assets as of the date when the resolution on closing such transactions is adopted, can be carried out by Director General independently;

4. to represent on behalf of the Company in relations with any Russian or foreign legal and natural persons, to sign contracts and treaties on the territory of the Russian Federation and abroad, to carry out other transactions on behalf of the Company including signing contracts on acquisition of property the cost of which amounts up to 25% of the book value of the Company's assets according to the Company's accounting statements as of the last reporting date, to employ the Company's reserve, purpose-oriented and other funds in compliance with the directions of the Company's Board of Directors, to give letters of attorney to carry out transactions, to open settlement accounts and other accounts with banks and other organizations and institutions;

5. to deal with issues concerning investments to develop enterprises and organizations;

6. to approve and change the Company's structure, to establish and terminate activities of the Company's structural units, to approve the provisions on the Company's structural units;

7. to approve the manning table, the maintenance budget, the amount and the type of remuneration of labor paid to the Company's employees, Labor Internal Regulations and duty regulations for all categories of the Company's employees;

8. to employ, appoint, dismiss, and discharge the Company's employees, heads of structural units, to determine their salaries and bonuses, to take rewarding and punishment measures in regard of the Company's employees, to take decisions on making them materially responsible, to sign labor treaties (contracts) with the employees on behalf of the Company;

9. to tackle the issues related to the social development of the Company and its subsidiaries;

10. to make decisions on raising claims and suing on behalf of the Company against legal and natural persons both in the Russian Federation and abroad according to the law.

Director General of the Company also has the right to take decisions on any issues concerning management of current activities of the Company and its subsidiaries, which are not included in the competence of the general shareholders' meeting and the Company's Board of Directors. Director General independently takes all the decisions on matters falling within his competence.

For a period of his absence and under any other circumstances Director General has the right to appoint any of the Company's officials as acting Director General.

5.2. Information on persons being members of the Issuer's management bodies.

Board of Directors (Supervisory Board).

Chairman:
Name: ***Usoltsev Alexander Viktorovich***
Date of birth: ***1938***
Education: ***Higher professional education***
Positions within last 5 years:
Period: -
Company: ***no***
Position: ***Does not hold a post***

Share in the Issuer's charter capital: ***0.008%***
Share of the Issuer's common stock: ***0.009%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Members of the Board of Directors:
Name: ***Ananiev Sergei Alexeevich***
Date of birth: ***1959***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Fedorovskneft"***

Share in the Issuer's charter capital: ***0.004%***
Share of the Issuer's common stock: ***0.005%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: - ***1999 - 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: - ***1999 - 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3%***
Share of the Issuer's common stock: ***0.3%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Bulanov Alexander Nikolaevich***
Date of birth: ***1959***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Surgutneft"***

Share in the Issuer's charter capital: ***0.0005%***
Share of the Issuer's common stock: ***0.0002%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Gorbunov Igor Nikolaevich***
Date of birth: ***1967***
Education: ***Higher professional education***
Positions within last 5 years:
Period: ***1999 - 2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of central engineering and technological service of oil and gas production division "Bystrinskneft"***

Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Bystrinskneft"***

Share in the Issuer's charter capital: ***no share***
Share of the Issuer's common stock: ***no share***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Matveev Nikolai Ivanovich***
Date of birth: ***1942***
Education: ***Higher professional education***
Positions within last 5 years:
Period: ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief engineer – First Deputy Director General***

Share in the Issuer's charter capital: ***0.01%***
Share of the Issuer's common stock: ***0.01%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Medvedev Nikolai Yakovlevich***
Date of birth: ***1943***
Education: ***Higher professional education***
Positions within last 5 years:

Period: ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief geologist – Deputy Director General***

Period: ***1999 - 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***Chief geologist***

Share in the Issuer's charter capital: ***0.03%***
Share of the Issuer's common stock: ***0.04%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Rezyapov Alexander Filippovich***
Date of birth: ***1952***
Education: ***Higher professional education***
Positions within last 5 years:

Period: ***1999 - 2001***
Company: ***Open Joint Stock Company "Surgutneftegas"***

Position: ***Deputy Director General on Capital Construction – Capital Construction Division Head***

Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Capital Construction***

Share in the Issuer's charter capital: ***0.02%***
Share of the Issuer's common stock: ***0.02%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Usmanov Ildus Shagalievich***
Date of birth: ***1954***
Education: ***Higher professional education***
Positions within last 5 years:

Period: ***1999 - 2003***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief engineer of oil and gas production division "Nizhnesortymskneft"***

Period: ***2003 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Nizhnesortymskneft"***

Share in the Issuer's charter capital: ***0.001%***
Share of the Issuer's common stock: ***0.002%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Executive body:
Single executive body (the data are the same when authority is delegated to the executive manager):

Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***
Education: ***Higher professional education***
Positions within last 5 years:
Period: ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: ***1999 - 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: ***1999 - 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3%***
Share of the Issuer's common stock: ***0.3%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

5.3. Data on remuneration, incentives and/or compensation for expenses for each management body of the Issuer.

Remuneration paid to members of the Issuer's Board of Directors in 2003 (RUR):
19,625,000
Total (RUR): ***19,625,000***

Remuneration for members of the Company's Board of Directors is paid in accordance with the Company's Charter.

5.4. Data on the structure and competence of the control authorities supervising the Issuer's financial and economic activities.

The Company's Auditing Commission is established to supervise the Company's financial and economic activities. The Company's Auditing Commission consists of three members elected by the general shareholders' meeting out of shareholders or their proxies. Shares owned by members of the Board of Directors and the Company's Director General cannot vote to elect members of the Auditing Commission. The Auditing Commission passes resolutions at its meetings or through polls by a majority of its members' vote, following the procedure established in the Statute on Auditing Commission. A member of the Auditing Commission cannot be a member of the Board of Directors; neither can s/he hold a post of the Company's Director General.

Once a financial year is over, the Auditing Commission conducts a yearly audit (inspection) of the Company's activities. An unscheduled audit (inspection) is conducted by the Commission at any time on its own initiative, in compliance with a resolution adopted by the general shareholders' meeting, at a shareholder's (shareholders') request in writing, provided the

shareholder (shareholders) own in aggregate at least 10% of the Company's voting shares or in accordance with a resolution passed by the Board of Directors. As requested by the Auditing Commission, persons holding posts in the Company's control authorities must timely provide the Auditing Commission with all necessary information and documents concerning the Company's financial and economic activities. On the basis of results of the Company's financial and economic activity audit the Auditing Commission draws a conclusion.

The Auditing Commission is entitled to demand an extraordinary general shareholders' meeting be convened, following the procedure stipulated by the Company's Charter.

To have an annual fiscal accounting audited and confirmed, the Company annually hires a professional auditor who does not share any property interests with the Company or with its shareholders.

The general shareholders' meeting approves the Company's auditor. The auditor's service payment is determined by the Company's Board of Directors.

An audit of the Company's activity must be conducted at any time at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own in aggregate at least 10% of the Company's placed shares.

5.5. Information on persons being members of the Issuer's financial and economic activity control authorities.

Persons on the control authorities:
Name: ***Belousova Tatyana Mikhailovna***
Year of birth: ***1946***
Education: ***higher professional education***
Positions within last 5 years:
Period: ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Chief Accountant, Auditing Department Head***

Share in the Issuer's charter capital: ***0.001%***
Share of the Issuer's ordinary shares: ***0.001%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Nature of kinship (if any): ***no***

Name: ***Komarova Valentina Panteleevna***
Year of birth: ***1948***

Education: ***higher professional***
Positions within last 5 years:
Period: ***1999 - 2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Finance Division Head***

Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***First Deputy Finance Division Head***

Share in the Issuer's charter capital: ***0.0002%***
Share of the Issuer's ordinary shares: ***0.0002%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Nature of kinship (if any): ***no***

Name: ***Oleynik Tamara Fedorovna***
Year of birth: ***1947***
Education: ***secondary professional***
Positions within last 5 years:

Period: ***1999 - 2002***
Company: ***Surgut Commercial Bank "Surgutneftegasbank" LLC***
Position: ***Back Office Head, Branch No. 1***

Period: ***2002 - present***
Company: ***Closed Joint Stock Company "Surgutneftegasbank"***
Position: ***Legal Entities Crediting Division Head***

Share in the Issuer's charter capital: ***no share***
Share of the Issuer's ordinary shares: ***no share***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Kinship (if any): ***no***

5.6. Information on remuneration, benefits and/or reimbursement for expenses to the financial and economic activity control authorities.

Remuneration paid to the members of the Company's Auditing Commission in 2003 (RUR): ***174,406***
Total (RUR): ***174,406***

Remuneration to the members of the Company's Auditing Commission is paid in accordance with contracts concluded with them.

5.7. Information on the number and summary data on education, on categories of the Issuer's employees (workers), and on changes in the number of the Issuer's employees (workers).

Average number of employees (wage-earners) and the amount of allocations for wages and public assistance.

Item	1999	2000	2001	2002	2003	1Q 2004
Average number of employees	*70,052*	*75,051*	*81,481*	*86,108*	*85,723*	*83,702*
Volume of money intended for remuneration of labor, RUR '000	*6,816,627.4*	*13,220,363.7*	*22,577,587.5*	*28,853,931.9*	*31,072,586.5*	*6,323,096.5*
Volume of money intended for public assistance, RUR '000	*184,776.5*	*233,157.5*	*480,071.1*	*472,603.3*	*572,476.4*	*68,916.1*
Total volume of applied funds, RUR '000	*7,001,403.9*	*13,453,521.2*	*23,057,658.6*	*29,326,535.2*	*31,645,062.9*	*6,392,012.6*

Age and education breakdown of the Issuer's employees (wage-earners)

Item	1999	2000	2001	2002	2003	1Q 2004
Employees under 25 years of age, %	*10.7*	*11.67*	*11.64*	*10.75*	*10.2*	*10.19*
Employees in the 25-35 age range, %	*26.48*	*27.04*	*27.13*	*27.08*	*27.0*	*27.01*
Employees in the 35-55 age range, %	*59.42*	*58.49*	*58.66*	*59.4*	*59.8*	*59.83*
Employees over 55 years of age, %	*3.4*	*2.8*	*2.57*	*2.77*	*3.0*	*2.97*
TOTAL *Including those with:*	*100*	*100*	*100*	*100*	*100*	*100*
general secondary education or complete general education, %	*66.22*	*66.03*	*65.01*	*63.36*	*62.63*	*62.56*
basic or secondary professional education, %	*20.5*	*20.06*	*20.02*	*20.22*	*19.9*	*19.93*
higher professional education, %	*13.22*	*13.84*	*14.91*	*16.35*	*17.4*	*17.42*
postgraduate professional education, %	*0.06*	*0.07*	*0.06*	*0.07*	*0.07*	*0.09*

The employees (wage-earners) of the Company formed a trade union committee.

5.8. Information on any obligations of the Issuer to its employees (wage-earners) relating to their possible participation in the Issuer's charter (reserve) capital (co-op share fund).

No such obligations

6. Information on the Issuer's participants (shareholders) and on transactions conducted by the Issuer which were of proprietary interest.

6.1. Information on the number of the Issuer's shareholders (participants).

Total number of shareholders (participants): ***42,080***
Total number of nominee shareholders: ***28***

6.2. Information on the Issuer's participants (shareholders) who hold not less than 5% of its charter (reserve) capital (co-op share fund) or not less than 5% of its ordinary shares; information on participants (shareholders) of such persons who hold not less than 20% of their charter (reserve) capital (co-op share fund) or not less than 20% of their ordinary shares.

Shareholders (participants) holding not less than 5 per cent of the Issuer's charter capital or not less than 5 per cent of its ordinary shares:

1. Name: ***Limited Liability Company "Central Surgut Depositary"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Share of the commercial organization in the Issuer's charter capital: ***34.5%***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***39.3%***
Form of the registered entity: ***a nominee shareholder***

2. Name: ***"ING BANK (EVRAZIYA) ZAO"***
Location: ***Moscow***
Share of the commercial organization in the Issuer's charter capital: ***15.6%***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***8.6%***
Form of the registered entity: ***a nominee shareholder***

3. Name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
Share in the Issuer's charter capital: ***14.1%***
Fraction of the Issuer's ordinary shares: ***17.1%***
Form of the registered entity: ***a nominee shareholder***

4. Name: ***Closed Joint Stock Company "International Moscow Bank"***
Location: ***Moscow***
Share in the Issuer's charter capital: ***7.7%***
Fraction of the Issuer's ordinary shares: ***9.3%***
Form of the registered entity: ***a nominee shareholder***

6.3. Information on the share of the state or municipal formation in the Issuer's charter (reserve) capital (co-op share fund), on a special right ("golden share").

Share of the Issuer's charter capital held by the state (federal authorities, constituents of the RF) municipal authorities: ***no share***

Special right for the Russian Federation, constituents of the Russian Federation, and municipalities to participate in management of the Issuer ("golden share"): ***no such right***

6.4. Information on restrictions on participation in the Issuer's charter (reserve) capital (co-op share fund).

No restrictions

6.5. Information on changes in the list of the Issuer's shareholders (participants) holding not less than 5 per cent of its charter (reserve) capital (co-op share fund) or not less than 5 per cent of its ordinary shares, and their shares.

No.	*Date of making the list*	*Full name*	*Abbreviated name*	*Share in the charter capital, %*	*Fraction of ordinary shares, %*
1	*26.03.1999*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*13.08*	*15.6*
2	*26.03.1999*	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*52.4*	*64.7*
3	*24.12.1999*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*n/a*	*19.6*
4	*24.12.1999*	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*52.4*	*64.7*
5	*17.03.2000*	*Non-state Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*6.7*	*8.4*
6	*17.03.2000*	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*45.4*	*56.3*
7	*17.03.2000*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*n/a*	*20.4*
8	*13.05.2000*	*Non-state Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*9.6*	*11.4*
9	*13.05.2000*	*Limited Liability Company "Central Surgut Depositary"*	*LLC "Central Surgut Depositary"*	*8.5*	*10.3*
10	*13.05.2000*	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*36.7*	*42.1*
11	*13.05.2000*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*13.6*	*13.7*
12	*16.03.2001*	*Limited Liability Company "Central Surgut Depositary"*	*LLC "Central Surgut Depositary"*	*6.2*	*7.6*
13	*16.03.2001*	*Non-state Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*10.5*	*12.5*
14	*16.03.2001*	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*36.7*	*42.1*
15	*16.03.2001*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*18.9*	*15.04*
16	*12.02.2002*	*Non-state Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*10.5*	*12.5*
17	*12.02.2002*	*THE BANK OF NEW YORK*		*20.9*	*16.9*

		INTERNATIONAL NOMINEES			
18	*12.02.2002*	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*36.7*	*42.1*
19	*31.01.2003*	*Non-state Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*10.5*	*12.5*
20	*31.01.2003*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*21.2*	*16.7*

6.6. Information on transactions conducted by the Issuer which were of proprietary interest.

Such transactions were not conducted in the reporting quarter

6.7. Information on accounts receivable.

Accounts receivable as of 31.12.1999

RUR '000

Type of accounts receivable	Due date					
	up to 30 days	31-60 day range	61-90 day range	91-180 day range	181 day -12 month range	Over 12 months
Total accounts receivable, including:	*18,498,744*	*0*	*0*	*0*	*0*	*61,164*
Buyers and customers, including:	*4,643,135*					*42,320*
- overdue	*7,647*					
bills receivable, RUR	*550,989*					
subsidiaries' and subordinate companies' amounts due, RUR						
participants' (founders') arrears of charter capital contributions, RUR						
advances issued, RUR	*1,919,450*					
other debtors, RUR	*11,385,170*					*18,844*
Total, RUR:	*18,498,744*	*0*	*0*	*0*	*0*	*61,164*

Accounts receivable as of 31.12.2000

RUR '000

Type of accounts receivable	Due date					
	up to 30 days	31-60 day range	61-90 day range	91-180 day range	181 day -12 month range	Over 12 months
Total accounts receivable, including:	*10,246,225*	*0*	*0*	*0*	*0*	*25,333*
Buyers and customers, including:	*6,418,090*					
- overdue	*2,014*					
bills receivable, RUR	*0*					
subsidiaries' and subordinate companies' amounts due, RUR						

participants' (founders') arrears of charter capital contributions, RUR						
advances issued, RUR	*3,305,843*					
other debtors, RUR	*522,292*					*25,333*
Total, RUR:	*10,246,225*	*0*	*0*	*0*	*0*	*25,333*

Accounts receivable as of 31.12.2001

RUR '000

Type of accounts receivable	Due date					
	up to 30 days	31-60 day range	61-90 day range	91-180 day range	181 day -12 month range	Over 12 months
Total accounts receivable, including:	*14,923,628*	*0*	*0*	*0*	*0*	*25,955*
Buyers and customers, including:	*8,997,704*					
- overdue	*820*					
bills receivable, RUR	*21,000*					
subsidiaries' and subordinate companies' amounts due, RUR						
participants' (founders') arrears of charter capital contributions, RUR						
advances issued, RUR	*2,497,510*					
other debtors, RUR	*3,407,414*					*25,955*
Total, RUR:	*14,923,628*	*0*	*0*	*0*	*0*	*25,955*

Accounts receivable as of 31.12.2002

RUR '000

Type of accounts receivable	Due date					
	up to 30 days	31-60 day range	61-90 day range	91-180 day range	181 day -12 month range	Over 12 months
Total accounts receivable, including:	*21,535,292*	*0*	*0*	*0*	*0*	*229,627*
Buyers and customers, including:	*14,629,015*					
- overdue	*10,098*					
bills receivable, RUR	*278,000*					
subsidiaries' and subordinate companies' amounts due, RUR						
participants' (founders') arrears of charter capital contributions, RUR						
advances issued, RUR	*1,982,725*					*55,125*
other debtors, RUR	*4,645,552*					*174,502*
Total, RUR:	*21,535,292*	*0*	*0*	*0*	*0*	*229,627*

Accounts receivable as of 31.12.2003

RUR '000

Type of accounts receivable	Due date					
	up to 30 days	31-60 day range	61-90 day range	91-180 day range	181 day -12 month range	Over 12 months
Total accounts receivable, including:	***23,479,294***	***0***	***0***	***0***	***0***	***684,954***
Buyers and customers, including:	***16,739,515***					***9,300***
- overdue	***35,611***					
bills receivable, RUR	***57,000***					
subsidiaries' and subordinate companies' amounts due, RUR						
participants' (founders') arrears of charter capital contributions, RUR						
advances issued, RUR	***2,176,491***					***34,125***
other debtors, RUR	***4,506,288***					***641,529***
Total, RUR:	***23,479,294***	***0***	***0***	***0***	***0***	***684,954***

Accounts receivable as of 31.12.2004

RUR '000

Type of accounts receivable	Due date					
	up to 30 days	31-60 day range	61-90 day range	91-180 day range	181 day -12 month range	Over 12 months
Total accounts receivable, including:	***27,181,084***	***0***	***0***	***0***	***0***	***875,780***
Buyers and customers, including:	***20,123,792***					***9,300***
- overdue	***50,776***					
bills receivable, RUR	***156,000***					
subsidiaries' and subordinate companies' amounts due, RUR						
participants' (founders') arrears of charter capital contributions, RUR						
advances issued, RUR	***2,068,053***					***34,125***
other debtors, RUR	***4,833,239***					***832,355***
Total, RUR:	***27,181,084***	***0***	***0***	***0***	***0***	***875,780***

As of 1999-2003 and the first quarter of 2004, debtors accounting at least 10 per cent of the total volume of accounts receivable did not exist.

7. Accounting reports of the Issuer and other financial information.

7.1. Annual accounting reports of the Issuer.

See Appendix 1

7.2. Quarterly accounting reports of the Issuer for the last complete reporting quarter.

See Appendix 2

7.3. Consolidated accounting reports of the Issuer for the last complete fiscal year.
Not subject to presentation in the reporting quarter

7.4. Information on the total amount of export and on share of export in total sales.

Item	Unit	2001	2002	2003	1Q 2004
Earnings derived from export - total	*RUR '000*	*117,473,080*	*142,373,388*	*157,077,187*	*43,934,546*
Sales proceeds	*RUR '000*	*147,136,178*	*185,821,042*	*213,335,303*	*59,411,561*
Fraction of earnings derived from export	*%*	*79.8*	*76.6*	*73.6*	*73.9*

7.5. Information on major changes in the Issuer's property after the end of the last complete fiscal year.

There were no major changes in the Issuer's property after the end of the last full financial year.

7.6. Information on the Issuer's participation in litigations in case such participation may substantially affect financial and economic activities of the Issuer.
There were no litigations which could have substantially affected activities of OJSC "Surgutneftegas" for three years prior to the last day of the reporting quarter.

8. Additional information on the Issuer and issuing securities placed by the Issuer.

8.1. Additional information on the Issuer.

8.1.1. Information on amount and structure of the Issuer's charter (reserve) capital (co-op share fund).

The amount of the Issuer's charter capital (RUR): ***43,427,992,940***

The breakdown of the charter capital by categories of shares:

Ordinary shares:
number (shares): ***35,725,994,705***
total amount (RUR): ***35,725,994,705***
share in the charter capital: ***82.265%***

Preferred shares:
number (shares): ***7,701,998,235***
total amount (RUR): ***7,701,998,235***
share in the charter capital: ***17.735%***

Information on American Depository Receipt programs on the Issuer's shares.

American Depository Receipts issued for OJSC "Surgutneftegas" ordinary shares are traded at "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", and "NASD OTC BULLETIN Board". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at: "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", and "NASD OTC BULLETIN Board".

Information on ADR program on ordinary registered shares of the Company:

Program starting date *is December 30, 1996.*
Program participants:
1. issuer: ***OJSC "Surgutneftegas";***

2. depositary:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York NY 10286***

3. owners and beneficiary parties:
Program conditions sine qua non: program type – sponsored, 1st level. The number of ordinary registered shares of the Company represented by one American Depository Receipt is 50.

Information on ADR program on preferred registered shares of the Company:

Program starting date *is March 1998.*
Program participants:
1. Issuer: ***OJSC "Surgutneftegas";***

2. depositary:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York NY 10286***

3. owners and beneficiary parties:

Program conditions sine qua non: program type – sponsored, 1st level. The number of preferred registered shares of the Company represented by one American Depository Receipt is 100.

8.1.2. Information on changes in the amount of the Issuer's charter (reserve) capital (co-op share fund).

Period: 1999
The amount of the charter capital did not change.

Period: 2000
The amount of the charter capital as of January 1, 2000 (RUR): 31,427,992,940
Breakdown of the charter capital by categories of shares as of January 1, 2000:

Ordinary shares:
total amount (RUR): 23,725,994,705
share in the charter capital: 75.493%
Preferred shares:
total amount (RUR): 7,701,998,235
share in the charter capital: 24.507%

The Company's administrative body, which took a decision to change the amount of the Company's charter capital: Board of Directors
Date and number of the minutes of the Board of Directors' meeting: June 28, 2000, No. 8
Amount of the charter capital after changes: 43,427,992,940

Breakdown of the charter capital by categories of shares after changes:
Ordinary shares:
total amount (RUR): 35,725,994,705
share in the charter capital: 82.265%
Preferred shares:
total amount (RUR): 7,701,998,235
share in the charter capital: 17.735%

Period: 2001
The amount of the charter capital did not change.

Period: 2002
The amount of the charter capital did not change.

Period: 2003
The amount of the charter capital did not change.

8.1.3. Information on formation and use of reserve fund and other funds of the Issuer.

Reserve Fund was formed in compliance with the Russian law and constituent documents of the Company. The amount of the Company's reserve fund shall be equal to at least 15% of the Company's charter capital. It is formed through compulsory annual deductions amounting to at least 5 per cent of net profit of the Company until the required amount is accumulated.

Accumulation and use of the Company's special purpose funds in 1999

RUR '000

Fund name	Accumulated in 1999	Used in 1999	Used for	As of 31.12.1999	
				Amount of Fund in terms of money	Amount of Fund as fraction of Company's charter capital, %
Reserve fund	*0*	*0*		*3,411,349*	*10.85*
Accumulation fund	*19,177,240*	*460*	*Capital repairs of social facilities*	*21,738,166*	*69.16*
Social sector fund	*6,815*	*1,060,868*	*Gratuitous transfer of social facilities, ageing of dwelling stock*	*284,665*	*0.90*

Accumulation and use of the Company's special purpose funds in 2000

RUR '000

Fund name	Accumulated in 2000	Used in 2000	Used for	As of 31.12.2000	
				Amount of Fund in terms of money	Amount of Fund as fraction of Company's charter capital, %
Reserve fund	*3,102,849*	*0*		*6,514,198*	*15.00*
Accumulation fund	*39,685,543*	*17,222,076*	*Introduction of fixed assets*	*44,201,633*	*101.78*
Social sector fund	*59*	*31,333*	*Revaluation of dwelling stock objects; gratuitous transfer of social facilities*	*253,391*	*0.58*

Accumulation and use of the Company's special purpose funds in 2001

RUR '000

Fund name	Accumulated in 2001	Used in 2001	Used for	As of 31.12.2001	
				Amount of Fund in terms of money	Amount of Fund as fraction of Company's charter capital, %
Reserve fund	*0*	*0*		*6,514,198*	*15.00*
Accumulation fund	*57,605,086*	*25,871,806*	*Introduction of fixed assets*	*75,934,913*	*174.85*

Social sector fund	0	0		253,391	0.58

Accumulation and use of the Company's special purpose funds in 2002

RUR '000

Fund name	Accumulated in 2002	Used in 2002	Used for	As of 31.12.2002	
				Amount of Fund in terms of money	Amount of Fund as fraction of Company's charter capital, %
Reserve fund	0	0		6,514,198	15.00

Accumulation and use of the Company's special purpose funds in 2003

RUR '000

Fund name	Accumulated in 2003	Used in 2003	Used for	As of 31.12.2003	
				Amount of Fund in terms of money	Amount of Fund as fraction of Company's charter` capital, %
Reserve fund	0	0		6,514,198	15.00

Accumulation and use of the Company's special purpose funds in 1Q 2004

RUR '000

Fund name	Accumulated in 1Q 2004	Used in 1Q 2004	Used for	As of 31.03.2004	
				Amount of Fund in terms of money	Amount of Fund as fraction of Company's charter capital, %
Reserve fund	0	0		6,514,198	15.00

8.1.4. Information about convening and holding a meeting (session) of the supreme administrative body of the Issuer.

General shareholders' meeting is the supreme administrative body of the Company.

A notice about a general shareholders' meeting in given within the period of time stipulated by the Federal Law "On Joint Stock Companies".

A notice about a general shareholders' meeting should include:

full corporate name and location of the Company;

form of a general shareholders' meeting (a meeting or absent voting;

date, venue, and time of a general shareholders' meeting, as well as mailing address for completed ballot papers to be sent to the Company; if a general shareholders' meeting is held as absent voting, the deadline for accepting ballot papers and mailing address for completed ballot papers to be sent to;

date of compiling the list of persons entitled to participate in a general shareholders' meeting;

minutes of a general shareholders' meeting;

procedure of providing the information (materials) subject to presentation to shareholders while preparing for the general shareholders' meeting, and address(es) where this information is available.

Information about convening a general shareholder's meeting is published in "Neft Priobya" newspaper. Minutes of a general shareholders' meeting can not be changed after the information has been published. A general shareholders' meeting is not entitled to adopt resolutions on issues not included in the minutes, as well as alter the minutes.

General shareholders' meetings may be annual and extraordinary.

The annual general shareholders' meeting is convened by the Company's Board of Directors annually, not earlier than two months and not later than six months after a fiscal year has finished, in the order provided for by the Company's Charter.

All the other general shareholders' meetings except for an annual shareholders' meeting are extraordinary meetings. The extraordinary general shareholders' meeting is convened by the Company's Board of Directors either on its own initiative, at the written request of the Auditing Commission, the Company's Auditor, or a shareholder/shareholders who own not less than 10% of the Company's voting shares as of the date such request is submitted. Such request should state the issues to be included in the minutes of a meeting as well as specify the reasons for them to be included in the minutes. It should be signed by a person/persons requesting an extraordinary general shareholders' meeting.

Shareholders (a shareholder) of the Company who own not less than 2 per cent of the Company's voting shares are entitled to introduce issues to the minutes of an annual general shareholders' meeting not later than 30 days after a fiscal year has finished; they are also entitled to propose candidates to the Company's Board of Directors and Auditing Commission but the number of candidates can not exceed the number of members of the corresponding bodies, and to nominate a candidate for a position of an individual executive body.

Issues are included in the agenda of a general shareholders' meeting if made in writing; they shall state name(s) of shareholder(s) proposing the issue, number and category (type) of shares they hold. Nomination of candidates to the Company's Board of Directors and Auditing Commission (including self-nomination) shall be made in writing and shall state the name of a candidate (if a candidate is a shareholder of the Company), number and category (type) of shares he/she holds, name(s) of shareholder(s) nominating the candidate, and number and category (type) of shares they hold.

The Company's Board of Directors is to review submitted proposals and make a decision to include them in the minutes of an annual general shareholders' meeting or to reject not later than 5 days after the deadline for submitting proposals to the minutes and nominating candidates. The Board of Directors' decision to reject a proposal to introduce an issue to the minutes or to confirm a nomination is to be sent to a shareholder(s) who has/have proposed an issue or a nomination not later than three days after it has been taken.

The Company's Board of Directors sets (determines) the following: date, venue and time of a general shareholders' meeting, its minutes and order, date of compiling a list of persons entitled to participate in a general shareholders' meeting, order of informing shareholders about a general shareholders' meeting, a list of documents (information) available for shareholders while preparing for a general shareholders' meeting, form and text of a ballot paper.

8.1.5. Information on commercial organizations where the Issuer holds either not less than 5 per cent of the charter (reserve) capital (co-op share fund) or not less than 5 per cent of ordinary shares.

1. Full name: ***Limited Liability Company "Novgorodnefteprodukt"***
Abbreviated name: ***LLC "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Serebrennikov Victor Georgievich***
Year of birth: ***1953***
Share in the Issuer's charter capital: ***0.001%***
Fraction of the Issuer's ordinary shares: ***0.001%***

2. Full name: ***Limited Liability Company "Surgutmebel"***
Abbreviated name: ***LLC "Surgutmebel"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Ivanov Nikolai Ivanovich***
Year of birth: ***1952***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

3. Full name: ***Closed Joint Stock Company "Surgutneftestroy"***

Abbreviated name: ***CJSC "Surgutneftestroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Executive Body of the organization, Board of Directors: ***None. The firm is under liquidation.***

4. Full name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Abbreviated name: ***LLC "Pskovnefteprodukt"***
Location: ***RF, Pskov***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Isakov Vladimir Borisovich***
Year of birth: ***1945***
Share in the Issuer's charter capital: ***0.0001%***
Fraction of the Issuer's ordinary shares: ***0.0001%***

5. Full name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Abbreviated name: ***LLC "MA "Tvernefteprodukt"***
Location: ***RF, Tver***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Klinovsky Alexander Eduardovich***
Year of birth: ***1968***
Share in the Issuer's charter capital: ***0.001%***
Fraction of the Issuer's ordinary shares: ***0.001%***

6. Full name: ***Limited Liability Company "Investsibirstroy"***
Abbreviated name: ***LLC "Investsibirstroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Barankov Vladislav Georgievich***
Year of birth: ***1953***
Share in the Issuer's charter capital: ***0.02%***
Fraction of the Issuer's ordinary shares: ***0.02%***

7. Full name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Abbreviated name: ***LLC "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Berdnikov Igor Vladimirovich***
Year of birth: ***1962***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

8. Full name: ***Limited Liability Company "Surgutneftegasburenie"***
Abbreviated name: ***LLC "Surgutneftegasburenie"***
Location: ***Russian Federation, Tyumenskaya Oblast, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:

Name: ***Loginovskaya Lyudmila Aleksandrovna***
Year of birth: ***1950***
Share in the Issuer's charter capital: ***0.005%***
Fraction of the Issuer's ordinary shares: ***0.006%***

9. Full name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Abbreviated name: ***OJSC "Sovkhoz "Chervishevsky"***
Location: ***Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
The Issuer's share in the charter capital of the commercial organization: ***99.9%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***99.9%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Chairman of the Board of Directors of the organization:
Name: ***Tatarchuk Valery Grigorievich***
Year of Birth: ***1953***
Share in the Issuer's charter capital: ***0.005%***
Fraction of the Issuer's ordinary shares: ***0.005%***

Members of the Board of Directors:
Name: ***Anisimov Konstantin Gennadyevich***
Year of birth: ***1966***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Sidorov Arkady Nikolaevich***
Year of birth: ***1967***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

The executive body of the organization:
Name: ***Kosenkov Yakov Alekseevich***
Year of birth: ***1947***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

10. Full name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Abbreviated name: ***LLC "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***99.9%***
Share of the commercial organization in the Issuer's charter capital: ***no share***

Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Uryupin Vyacheslav Alekseevich***
Year of birth: ***1959***
Share in the Issuer's charter capital: ***0.0002%***
Fraction of the Issuer's ordinary shares: ***0.0001%***

11. Full name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Abbreviated name: ***LLC "KINEF"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
The Issuer's share in the charter capital of the commercial organization: ***99.9%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Somov Vadim Evseevich***
Year of birth: ***1951***
Share in the Issuer's charter capital: ***0.006%***
Fraction of the Issuer's ordinary shares: ***0.007%***

12. Full name: ***Limited Liability Company "Neft-Konsalting"***
Abbreviated name: ***LLC "Neft-Konsalting"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***95%***
Share of the commercial organization in the Issuer's charter capital: ***0.005%***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***0.002%***

Board of Directors: ***not formed in compliance with constituent documents***

The executive body of the organization:
Name: ***Khasanov Ravil Rashitovich***
Year of birth: ***1953***
Share in the Issuer's charter capital: ***0.002%***
Fraction of the Issuer's ordinary shares: ***0.0001%***

13. Full name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name: ***CJSC "SNGB"***

Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***91.5%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***93.4%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Chairman of the Board of Directors of the organization:
Name: ***Bogdanov Vladimir Leonidovich***
Year of birth: ***1951***
Share in the Issuer's charter capital: ***0.3%***
Fraction of the Issuer's ordinary shares: ***0.3%***

Members of the Board of Directors:
Name: ***Ashikhmin Vladimir Petrovich***
Year of birth: ***1954***
Share in the Issuer's charter capital: ***0.01%***
Fraction of the Issuer's ordinary shares: ***0.01%***

Name: ***Barankov Vladislav Georgievich***
Year of birth: ***1953***
Share in the Issuer's charter capital: ***0.02%***
Fraction of the Issuer's ordinary shares: ***0.02%***

Name: ***Burtsev Gennady Alekseevich***
Year of birth: ***1951***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Vazhenin Yury Ivanovich***
Year of birth: ***1954***
Share in the Issuer's charter capital: ***0.001%***
Fraction of the Issuer's ordinary shares: ***0.001%***

Name: ***Kisselev Nikolai Viktorovich***
Year of birth: ***1962***
Share in the Issuer's charter capital: ***0.005%***
Fraction of the Issuer's ordinary shares: ***0.006%***

Name: ***Nepomnyashchikh Evgeniya Viktorovna***
Year of birth: ***1946***
Share in the Issuer's charter capital: ***0.002%***
Fraction of the Issuer's ordinary shares: ***0.003%***

Name: ***Pospelova Natalia Evgenievna***
Year of birth: ***1959***

Share in the Issuer's charter capital: **0.002%**
Fraction of the Issuer's ordinary shares: **0.003%**

Name: ***Fedorov Sergei Anatolievich***
Year of birth: ***1956***
Share in the Issuer's charter capital: ***0.0005%***
Fraction of the Issuer's ordinary shares: ***0.0001%***

Chairperson of the managing executive committee of the organization:
Name: ***Nepomnyashchikh Evgeniya Viktorovna***
Year of birth: ***1946***
Share in the Issuer's charter capital: ***0.002%***
Fraction of the Issuer's ordinary shares: ***0.003%***

Members of the managing executive committee of the organization:
Name: ***Zakharova Nina Aleksandrovna***
Year of birth: ***1946***
Share in the Issuer's charter capital: ***0.004%***
Fraction of the Issuer's ordinary shares: ***0.005%***

Name: ***Zinovyeva Galina Nikolaevna***
Year of birth: ***1949***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Korol Andrei Vitalievich***
Year of birth: ***1973***
Share in the Issuer's charter capital: ***0.0003%***
Fraction of the Issuer's ordinary shares: ***0.0003%***

Name: ***Moiseev Alexander Vasilievich***
Year of birth: ***1952***
Share in the Issuer's charter capital: ***0.001%***
Fraction of the Issuer's ordinary shares: ***0.001%***

Name: ***Pastukhova Galina Afanasievna***
Year of birth: ***1946***
Share in the Issuer's charter capital: ***0.0001%***
Fraction of the Issuer's ordinary shares: ***0.0001%***

Name: ***Pospelova Natalia Evgenyevna***
Year of birth: ***1959***
Share in the Issuer's charter capital: ***0.002%***
Fraction of the Issuer's ordinary shares: ***0.003%***

14. Full name: ***Limited Liability Company "Invest-Zashchita"***
Abbreviated name: ***LLC "Invest-Zashchita"***

Location: **Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut**
The Issuer's share in the charter capital of the commercial organization: **87.2%**
Share of the commercial organization in the Issuer's charter capital: **0.09%**
Fraction of the Issuer's ordinary shares held by the commercial organization: **no fraction**

Board of Directors: **not formed in compliance with constituent documents**

The executive body of the organization:
Name: **Piskunov Alexander Vladimirovich**
Year of birth: **1963**
Share in the Issuer's charter capital: **0.0000001%**
Fraction of the Issuer's ordinary shares: **no fraction**

15. Full name: **Limited Liability Company "Central Surgut Depositary"**
Abbreviated name: **LLC "Central Surgut Depositary"**
Location: **Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut**
The Issuer's share in the charter capital of the commercial organization: **63.2%**
Share of the commercial organization in the Issuer's charter capital: **0.03%**
Fraction of the Issuer's ordinary shares held by the commercial organization: **0.04%**

Board of Directors: **not formed in compliance with constituent documents**

The executive body of the organization:
Name: **Yusubov Ikram Ilias-ogly**
Year of birth: **1967**
Share in the Issuer's charter capital: **0.00008%**
Fraction of the Issuer's ordinary shares: **0.000001%**

16. Full name: **Open Joint Stock Company "Surgutpolimer"**
Abbreviated name: **OJSC "Surgutpolimer"**
Location: **Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ**
The Issuer's share in the charter capital of the commercial organization: **30%**
Fraction of ordinary shares of the commercial organization held by the Issuer: **30%**
Share of the commercial organization in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares held by the commercial organization: **no fraction**

Board of Directors: **not formed in compliance with constituent documents**

The executive body of the organization: **none. The firm Is under liquidation.**

17. Full name: **Closed Joint Stock Company "Surgutinvestneft"**
Abbreviated name: **CJSC "Surgutinvestneft"**

Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***18.1%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***18.1%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Chairman of the Board of Directors of the organization:
Name: ***Barankov Vladislav Georgievich***
Year of birth: ***1953***
Share in the Issuer's charter capital: ***0.02%***
Fraction of the Issuer's ordinary shares: ***0.02%***

Members of the Board of Directors
Name: ***Fedorov Sergei Anatolyevich***
Year of birth: ***1956***
Share in the Issuer's charter capital: ***0.0005%***
Fraction of the Issuer's ordinary shares: ***0.0001%***

Name: ***Cheskidova Galina Alekseevna***
Year of birth: ***1954***
Share in the Issuer's charter capital: ***0.004%***
Fraction of ordinary shares: ***0.004%***

The executive body of the organization:
Name: ***Cheskidova Galina Alekseevna***
Year of birth: ***1954***
Share in the Issuer's charter capital: ***0.004%***
Fraction of ordinary shares: ***0.004%***

18. Full name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Abbreviated name: ***OJSC "Giprotyumenneftegas"***
Location: ***RF, Tyumen***
The Issuer's share in the charter capital of the commercial organization: ***11.2%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***14.9%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Chairman of the Board of Directors of the organization:
Name: ***Ovsiy Leonid Ivanovich***
Year of birth: ***1937***

Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Members of the Board of Directors:
Name: ***Kirshenbaum Rafail Petrovich***
Year of birth: ***1936***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Kornilov Yuri Nikolaevich***
Year of birth: ***1942***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Daugalaite Yanina Antonovna***
Year of birth: ***1980***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Revenko Vladimir Mikhailovich***
Year of birth: ***1947***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Pleshakova Elena Vassilievna***
Year of birth: ***1969***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Sheshukov Alexander Ivanovich***
Year of birth: ***1955***
Share in the Issuer's charter capital: ***0.0005%***
Fraction of the Issuer's ordinary shares: ***0.0001%***

Name: ***Shamsadov Alikhan Usamovich***
Year of birth: ***1978***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Binder Oleg Lazarevich***
Year of birth: ***1939***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Members of the managing executive committee of the organization:
Name: ***Kirshenbaum Rafail Petrovich***
Year of birth: ***1936***
Share in the Issuer's charter capital: ***no share***

Fraction of the Issuer's ordinary shares: **no fraction**

Name: **Sokolov Sergei Mikhailovich**
Year of birth: **1944**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: **Kornilov Yuri Nikolaevich**
Year of birth: **1942**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: **Puchkov Vassily Nikolaevich**
Year of birth: **1956**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: **Nagaev Alexander Romualdovich**
Year of birth: **1954**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: **Rakitin Vladimir Borisovich**
Year of birth: **1945**
Share in the Issuer's charter capital: **0.004%**
Fraction of the Issuer's ordinary shares: **0.004%**

Name: **Shendel Anatoliy Nikolaevich**
Year of birth: **1955**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: **Palyanov Petr Aleksandrovich**
Year of birth: **1952**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: **Gorbatikov Viktor Andreevich**
Year of birth: **1930**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

Name: **Medunin Vladimir Dmitrievich**
Year of birth: **1949**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

The executive body of the organization:

Name: **Kirshenbaum Rafail Petrovich**
Year of birth: **1936**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

19. Full name: **Open Joint Stock Company "Khantymansiyskintersport"**
Abbreviated name: **OJSC "Khantymansiyskintersport"**
Location: **RF, Tyumenskaya Oblast, Khanty-Mansiysk**
The Issuer's share in the charter capital of the commercial organization: **10%**
Fraction of ordinary shares of the commercial organization held by the Issuer: **10%**
Share of the commercial organization in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares held by the commercial organization: **no fraction**

Board of Directors: **not formed in compliance with constituent documents**

The executive body of the organization:
Name: **Bondarev Nikolai Petrovich**
Year of birth: **1945**
Share in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares: **no fraction**

20. Full name: **Limited liability Company "Leasing Production"**
Abbreviated name: **LLC "Leasing Production"**
Location: **Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut**
The Issuer's share in the charter capital of the commercial organization: **93.09%**
Share of the commercial organization in the Issuer's charter capital: **no share**
Fraction of the Issuer's ordinary shares held by the commercial organization: **no fraction**

Board of Directors: **not formed in compliance with constituent documents**

The executive body of the organization:
Name: **Ashikhmin Vladimir Petrovich**
Year of birth: **1954**
Share in the Issuer's charter capital: **0.01%**
Fraction of the Issuer's ordinary shares: **0.01%**

21. Full name: **Open Joint Stock Company "Airport Surgut"**
Abbreviated name: **OJSC "Airport Surgut"**
Location: **RF, Tyumenskaya Oblast, Surgut**
The Issuer's share in the charter capital of the commercial organization: **5%**
Fraction of ordinary shares of the commercial organization held by the Issuer: **5%**
Share of the commercial organization in the Issuer's charter capital: **no share**

Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Chairman of the Board of Directors of the organization:
Name: ***Nesterov Vladislav Stepanovich***
Year of birth: ***1948***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Members of the Board of Directors:
Name: ***Lebedinsky Vassily Stepanovich***
Year of birth: ***1946***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Aznaurov Artur Eduardovich***
Year of birth: ***1968***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Chizhov Sergei Nikolaevich***
Year of birth: ***1959***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Sysonov Anton Vladimirovich***
Year of birth: ***1975***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Kuzmichev Victor Dmitrievich***
Year of birth: ***1950***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Zolnikov Nikolai Nikolaevich***
Year of birth: ***1957***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Dyachkov Evgeniy Vyacheslavovich***
Year of birth: ***1963***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Ryupin Alexander Evstigneevich***
Year of birth: ***1946***
Share in the Issuer's charter capital: ***0.005***

Fraction of the Issuer's ordinary shares: ***0.004***

The executive body of the organization:
Name: ***Dyachkov Evgeniy Vyacheslavovich***
Year of birth: ***1963***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

8.1.6 Information on major transactions conducted by the Issuer.

There have been no such transactions since 1999.

8.1.7. Information credit ratings of the Issuer.

There were no credit ratings assigned.

8.2. Information on each category (type) of the Issuer's shares.

The category: ***ordinary***
Par value of one share of the issue: ***RUR 1***
The number of outstanding securities: ***35,725,994,705***
The number of additional shares being placed: ***no such shares***
The number of declared shares: ***no such shares***
The number of shares on the Issuer's balance: ***no such shares***
The number of additional shares which may be placed: ***no such shares***
The date of registration: ***June 24, 2003***
The registration number: ***1-01-00155-A***

In accordance with Order No. 03-1215/r of the Federal Commission for the Securities Market of June 24, 2003, additional issues of issuing securities of Open Joint Stock Company "Surgutneftegas" were consolidated, with the result that the following state registration numbers given to issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were annulled:

87-1-664 of 19.07.94;
MF 67-1-01430 of 30.09.96;
1-05-00155-A of 25.08.97;
1-06-00155-A of 22.12.97;
1-07-00155-A of 18.04.2000

Shareholder rights:
An ordinary share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:
- one vote when addressing issues put to the vote at the General Shareholders' Meeting excluding elections of members to the Company's Board of Directors (Elections of members to the Company's Board of Directors are held through cumulative voting. When holding cumulative voting, the quantity of votes equal to the total quantity of members of the

Company's Board of Directors falls on each voting share of the Company. A shareholder has the right to cast all the votes carried by his/her share for one candidate or allocate them among several candidates to the Company's Board of Directors);
- receive dividend out of the Company's net profit;
- a share of the Company's property if the Company is closed down;
- demand that the Company buy out shares belonging to him/her in case:
the Company is being restructured or a major transaction is being conducted, resolution about which is adopted by the general shareholders' meeting, in compliance with the Company's Charter, if he/she voted against adopting this resolution or conducting the transaction or did not vote on such issues;
introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he/she voted against adopting the corresponding resolution or did not participate in voting;
- participate in the general shareholders' meeting both in person and by proxy that can be acted by, including, other shareholders of the Company as well as its officials;
- purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".
In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money shareholders-owners of voting shares of the Company have the pre-emptive rights over these securities in a quantity proportional to the quantity of the Company's voting shares belonging to them.
A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement of participants.

The category: ***preferred***
Par value of one share of the issue: ***RUR 1***
The number of outstanding securities: ***7,701,998,235***
The number of additional shares being placed: ***no such shares***
The number of declared shares: ***no such shares***
The number of shares on the Issuer's balance: ***no such shares***
The number of additional shares which may be placed: ***no such shares***
The date of registration: ***June 24, 2003***
The registration number: ***2-01-00155-A***

In accordance with Order No. 03-1215/r of the Federal Commission for the Securities Market of June 24, 2003, additional issues of issuing securities of Open Joint Stock Company "Surgutneftegas" were consolidated, with the result that the following state registration numbers given to issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were annulled:

87-1-664 of 19.07.94;
MF 67-1-01184 of 05.04.1996;
MF 67-1-01431 of 30.09.96;
2-05-00155-A of 25.08.97;
2-06-00155-A of 24.10.97

Shareholder rights:
A preferred share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:
- receive annual fixed dividend. Total amount paid as a dividend on each preferred share is fixed at the rate of 10% of the Company's net profit on the basis of the last financial year results divided into the number of shares, which are 25% of the Company's charter capital. If at that the dividend amount paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share then the dividend rate paid on the latter must be increased up to the dividend rate paid on ordinary shares. The Company is not entitled to paying out the preferred dividends differently from the order provided by the Company's Charter;
- vote at the shareholders' meeting when adopting resolutions on issues regarding the Company's reorganization and liquidation, introduction of amendments and additions to the Company's Charter affecting the rights and interests of preferred shareholders;
- a share of the Company's property if the Company is closed down;
- participate in the general meeting of shareholders with the vote on all the issues within its competence from the meeting following the annual general meeting of shareholders, which did not adopt the resolution to pay dividends irrespective of the reasons, or which adopted the resolution to partially pay dividends on preferred shares of this type. The preferred shareholders' right to participate in the general meeting of shareholders becomes invalid from the moment of the first full dividend payment for the shares mentioned;
- purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".
- in case of acquisition of the voting right, claim on the Company to buy back his/her shares in the cases of:

the Company's reorganization or the conclusion of a large-scale transaction the resolution on which is adopted by the general meeting of shareholders according to the Company's Charter if he/she voted against this resolution or conclusion of the mentioned transaction, or if he/she did not participate in voting on these issues;

introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he voted against the corresponding resolution or did not participate in voting.A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement of participants.

8.3. Information on previous issues of the Issuer's securities except for the Issuer's shares:

The Company has not issued any other securities except for shares.

8.4. Information on person(s) who has (have) secured bonds of the issue.

The Company has not issued any bonds.

8.5. Terms of enforceability for bonds of the issue.

The Company has not issued any bonds.

8.6. Information on organizations accounting rights for the Issuer's issuing securities.

Registrar:
Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
Tel.: ***(3462) 42-11-74*** Fax: ***(3462) 42-11-93***
E-mail address: ***sineft@wsnet.ru***

License:
Number: ***01100***
Date of issue: ***08.08.1996***
Date of expiry: ***04.07.2004***
The body that issued the license: ***Federal Commission for the Securities Market***

Date from which the mentioned registrar has kept the Issuer's registered securities files: ***02.04.1994***

8.7. Information on legislative acts regulating import and export of capital, which may affect payment of dividends, interest, and other payments to non-residents.

As of March 31, 2004 the following legislative acts regulating import and export of capital that might affect payment of dividends or interests or other payments were in force:
Federal Law No.3615-1 dated 09.10.1992 "On Currency Exchange Regulation and Control";
Federal Law No.173-FZ dated 10.12.2003 "On Currency Exchange Regulation and Control";
Federal Law No.208-FZ dated 26.12.1995 "On Joint Stock Companies";
Federal Law No.160-FZ dated 09.07.1999 "On Foreign Investments in the Russian Federation";

Federal Law No.39-FZ dated 25.02.1999 "On Investment Activities in the Form of Capital Investments in the Russian Federation";
Tax Code of the RF;
Federal Law No.115-FZ dated 07.08.2001 "On Money Laundering and Terrorism Financing Countermeasures";
Double taxation treaties between Russia and other countries, where holders of the Company's securities reside;
Instruction of the Central Bank of the Russian Federation No.93-I dated 12.10.2000 "On Procedures for Opening Non-resident Accounts by Authorized Banks in the Currency of the Russian Federation and for Operating These Accounts";
Instruction of the Central Bank of the Russian Federation No.96-I dated 28.12.2000 "On Non-resident Special C-type Accounts".

8.8. Description of taxation of income from the Issuer's placed issuing securities.

Taxation scheme in force from 01.01.2002

I. Taxation of income of juridical persons from placed securities in the form of dividends.		
No.	*Categories of holders of securities*	
	Juridical persons – tax residents of Russia	*foreign juridical persons (non-residents) drawing income from sources in Russia*
1. Description of income from placed securities	*Dividends*	
2. Description of tax on income from securities	*Income tax*	
3. Tax rate	*6%*	*15%*
4. Tax payment scheme and deadlines	*Taxes on income in the form of dividends are charged to the source of these payments and wired to the budget by the tax agent that had effected the payment within 10 days from the income payment.*	
5. Tax payment scheme features for this category of securities holders	*Total withholding tax amount is calculated based on the difference between the amount of dividends due to resident shareholders and the amount of*	*Double taxation relief. In order to obtain exemption from taxation, tax deductions and other tax benefits, taxpayer should provide to the authorities of the Ministry of Taxes and Duties of the Russian Federation an official acknowledgement of the fact*

	dividends received by the tax agent in the reporting period. *In the event of negative result, no tax liability accrues and no reimbursement is effected from the budget. The tax amount to be deducted from income of taxpayer who receives dividends is calculated based on the total tax amount and fractions of each taxpayer in total amount of dividend payments.*	*that it resides in a country with which Russia concluded a double taxation treaty (agreement) which was in force during the respective tax period (or part thereof). Such acknowledgment may be provided before the payment as well as within one year after the tax period based on the results of which taxpayer claims a tax exemption, deduction or benefit ended.*
6. Legislative and normative acts regulating taxation procedures as to the above-mentioned income.	*Chapter 25 "Corporate Profits Tax" of Tax Code of RF*	

II. Taxation of income of natural persons from placed securities in the form of dividends.		
No.	*Categories of holders of securities*	
	Natural persons – tax residents of Russia	*Natural persons drawing income from sources in Russia, who are not tax residents of Russia*
1. Description of income from placed securities	*Dividends*	
2. Description of tax on income from securities	*Tax on individual income*	
3. Tax rate	*6%*	*30%*
4. Tax payment scheme and deadlines	*Tax is to be deducted from taxpayer's income and wired to the corresponding budget by the Russian company which is the source of taxpayer's income in the form of dividend (tax agent). Accrued tax amount is retained from income of*	

	taxpayer when this income is paid. Tax agents shall wire accrued and retained tax not later than on the day when the bank receives cash to be paid out and the day when income is wired from tax agents' bank accounts to taxpayer's account or, on behalf of taxpayer, to bank accounts of third parties.	
5. Tax payment scheme features for this category of securities holders	*Total withholding tax amount is calculated based on the difference between the amount of dividends due to resident shareholders and the amount of dividends received by the tax agent in the reporting period.* *In the event of negative result, no tax liability accrues and no reimbursement is effected from the budget. The tax amount to be deducted from income of taxpayer who receives dividends is calculated based on the total tax amount and fractions of each taxpayer in total amount of dividend payments.*	*Double taxation relief. In order to obtain exemption from taxation, tax deductions and other tax benefits, taxpayer should provide to the authorities of the Ministry of Taxes and Duties of the Russian Federation an official acknowledgement of the fact that it resides in a country with which Russia concluded a double taxation treaty (agreement) which was in force during the respective tax period (or part thereof). Such acknowledgment may be provided before the payment as well as within one year after the tax period based on the results of which taxpayer claims a tax exemption, deduction or benefit ended.*
6. Legislative and normative acts regulating taxation procedures as to the above-mentioned income.	*Tax Code of RF, Chapter 23 Part 2 "Individual Income Tax" (as amended and supplemented)*	
III. Taxation of income of juridical persons from sale of placed securities.		
No.	*Categories of holders of securities*	
	Juridical persons – tax residents of Russia	*foreign juridical persons (non-residents)* *drawing income from sources in Russia*
1. Description of	*Revenues from sale of*	*Revenues from sale of shares of*

income from placed securities	*securities*	*Russian companies, with over 50% of assets comprised of real estate located on the territory of the Russian Federation.*
2. Description of tax on income from securities	*Profits tax*	
3. Tax rate	*24%*	*20%*
4. Tax payment scheme and deadlines	*The tax payable at the end of the tax period is paid no later than on March 31 of the year subsequent to the expired tax period. Quarterly advance payments are paid within 30 days after the tax period expired. Monthly advance payments are paid no later than on the 15th day of each month of this tax period. The taxpayers which calculate monthly advance payments ex post realized profit pay advance payments no later than on the 30th of the month subsequent to the tax period. Against the results of the tax period, the amounts of the monthly advance payments are set off when quarterly advance payments are paid. The quarterly advance payments are set off on account of tax payments for the tax period.*	*The tax is accrued and deducted by the Russian company that pays income to the foreign company every time income is paid and wired by the tax agent to the federal budget at the time income is paid in the currency this income is paid or in the currency of RF at the exchange rate set by the Central Bank of RF as of the day the tax is wired.*
5. Tax payment scheme features for this category of securities holders		*If, before the date when income is paid, the foreign company provides the tax agent with documents evidencing that it is permanently located in a country*

		with which Russia concluded an international agreement on taxation of income in regard to which this international agreement establishes preferential tax treatment in the Russian Federation, then this company becomes exempt from deduction of taxes at the source of payment or the tax is deducted at lower rates.
6. Legislative and normative acts regulating taxation procedures as to the above-mentioned income.	*Chapter 25 "Corporate Profits Tax" of Tax Code of RF*	
IV. Taxation of income of natural persons from sale of placed securities.		
No.	*Categories of holders of securities*	
	Natural persons – tax residents of Russia	*Natural persons drawing income from sources in Russia, who are not tax residents of Russia*
1. Description of income from placed securities	*Income (loss) from sale of securities, determined as a difference between the amount obtained from sale of securities and expenses on acquisition, sale and custody of securities, as actually incurred by taxpayer and documentarily evidenced.*	
2. Description of tax on income from securities	*Tax on individual income*	
3. Tax rate	*13%*	*30%*
4. Tax payment scheme and deadlines	*Tax amount is calculated and paid by the tax agent either after tax period (calendar year) expires or when the tax agent pays taxpayer's monetary assets before the current tax period expires. If monetary funds are paid after the current tax period expires, the tax is paid based on the fraction of income that corresponds to the actual amount of paid monetary funds.*	
5. Tax payment scheme features for this category of securities holders	*In case of lack of documentary cost certification beginning from 01.01.2002, natural person may*	*Double taxation relief. In order to obtain exemption from taxation, tax deductions and other tax benefits, taxpayer should provide to the authorities of the Ministry*

	make use of a property tax deduction to the amount received from sale of securities but not exceeding RUR 125,000.	*of Taxes and Duties of the Russian Federation an official acknowledgement of the fact that it resides in a country with which Russia concluded a double taxation treaty (agreement) which was in force during the respective tax period (or part thereof). Such acknowledgment may be provided before the payment as well as within one year after the tax period based on the results of which taxpayer claims a tax exemption, deduction or benefit ended.*
6. Legislative and normative acts regulating taxation procedures as to the above-mentioned income.	***Chapter 23 of Tax Code of the RF "Individual Income Tax" (as amended and supplemented)***	

8.9. Information on declared (accrued) dividends and on paid dividends on the Issuer's shares; information on the Issuer's bond yield.

The category of shares: ***ordinary***
The form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Period: ***1999***
Dividends calculated per share (RUR): ***0.02***
Dividends calculated for all shares in total (RUR): ***714,519,894.1***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***June 30, 2000***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***June 30, 2000, No. 11***
Declared dividend payout period: ***1 year, July 15, 2000 – July 15, 2001***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***714,519,894.1***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2000***
Dividends calculated per share (RUR): ***0.041***

Dividends calculated for all shares in total (RUR): ***1,464,765,788.74***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 06, 2001***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 11, 2001, No. 12***
Declared dividend payout period: ***1 year, June 01, 2001 – June 01, 2002***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***

Total amount of dividends paid on all shares of one category (RUR): ***1,464,765,788.74***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2001***
Dividends calculated per share (RUR): ***0.033***
Dividends calculated for all shares in total (RUR): ***1,178,957,849.05***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***
Declared dividend payout period: ***1 year, June 03, 2002– June 02, 2003***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***

Total amount of dividends paid on all shares of one category (RUR): ***1,178,957,849.05***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2002***
Dividends calculated per share (RUR): ***0.032***
Dividends calculated for all shares in total (RUR): ***1,143,231,831.87***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Declared dividend payout period: ***60 days after the date the resolution on payment was adopted***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category: ***no separate data on preferred shares are recorded***
Reasons for non-payment (partial payment):
- incorrect, incomplete or outdated information on a shareholder's banking details he entered into a registered person's inquiry form to receive dividends;

- incorrect, incomplete or outdated information on a shareholder's mailing address he entered into a registered person's inquiry form to receive dividends;

Period: ***2003***
Dividends calculated per share (RUR): ***0.14***
Dividends calculated for all shares in total (RUR): ***5,001,639,258.70***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***
Declared dividend payout period: ***from April 1, 2004 till May 19, 2004***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category: ***period for dividend payment has not started yet***

The category of shares: ***preferred***
The type of shares: ***no type***
The form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Period: ***1999***
Dividends calculated per share (RUR): ***0.086***
Dividends calculated for all shares in total (RUR): ***662,371,849.09***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***June 30, 2000***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***June 30, 2000, No. 11***
Declared dividend payout period: ***1 year, July 15, 2000 – July 15, 2001***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***662,371,849.09***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2000***
Dividends calculated per share (RUR): ***0.18***
Dividends calculated for all shares in total (RUR): ***1,386,359,682.3***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 06, 2001***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 11, 2001, No. 12***
Declared dividend payout period: ***1 year, June 01, 2001 – June 01, 2002***

Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***1,386,359,682.3***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2001***
Dividends calculated per share (RUR): ***0.1***
Dividends calculated for all shares in total (RUR): ***770,199,823.5***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***
Declared dividend payout period: ***1 year, June 03, 2002– June 02, 2003***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***770,199,823.5***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2002***
Dividends calculated per share (RUR): ***0.096***
Dividends calculated for all shares in total (RUR): ***739,391,830.62***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Declared dividend payout period: ***60 days after the date the resolution on payment was adopted***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category: ***no separate data on preferred shares are recorded***
Reasons for non-payment (partial payment):
- incorrect, incomplete or outdated information on a shareholder's banking details he entered into a registered person's inquiry form to receive dividends;
- incorrect, incomplete or outdated information on a shareholder's mailing address he entered into a registered person's inquiry form to receive dividends;

Period: ***2003***
Dividends calculated per share (RUR): ***0.16***
Dividends calculated for all shares in total (RUR): ***1,232,319,717.6***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***

Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***
Declared dividend payout period: ***from April 1, 2004 till May 19, 2004***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category: ***period for dividend payment has not started yet***

Total amount of dividends paid on ordinary and preferred shares for 2002 (RUR): ***1,874,020,811.80***

8.10. Other information.

Competence of the Issuer's management bodies in Section 5.1 herein is described as per the Company's Charter applied in part not contradicting the legislation of the Russian Federation in force.

APPENDIX 1

Financial statements for 2003

BALANCE SHEET

	Codes
Form № 1 by OKUD	0710001
Date (year, month, day)	
by OKPO	05753490
INN	8602060555
by OKVED	11.10.11
by OKOPF/OKFS	47/16
by OKEI	384

as of **December 31, 2003**
Company: **OJSC "Surgutneftegas"**
Taxpayer identification number
Type of activity: **oil production**
Form of legal organization / form of ownership: **Open Joint Stock Company**
Unit of measure: **thousand rubles**

Assets	Line code	The reporting period beginning	The reporting period end
1	2	3	4
1. Fixed assets			
Intangible assets	**110**	*113,257*	*145,810*
Fixed assets	**120**	*220,440,057*	*215,652,549*
Construction in progress	**130**	*10,666,435*	*10,458,681*
Profitable investments in material values	**135**		
Long-term financial investments	**140**	*89,046,557*	*110,760,815*
Deferred tax assets	**145**		*541,789*
Other non-current assets	**150**	*2,765,832*	*4,786,350*
Total for Section I	**190**	***323,032,138***	***342,345,994***
II. Current assets			
Stock including:	**210**	*13,612,075*	*14,458,817*
raw materials, materials and other similar values	**211**	*10,723,813*	*11,967,797*
livestock	**212**	*13,985*	
expenses for goods in process	**213**	*192,050*	*132,757*
commodities and goods for resale	**214**	*1,839,489*	*1,316,049*
goods shipped	**215**	*54,284*	*43,076*
deferred expenses	**216**	*530,616*	*425,435*
other reserves and expenses	**217**	*257,838*	*573,703*
VAT for acquired values	**220**	*1,832,301*	*1,773,817*
Accounts receivable (payment expected in over 12 months after the reporting date)	**230**	*229,627*	*684,954*
including: buyers and customers	**231**		*9,300*
Accounts receivable (payment expected within 12 months after the reporting date)	**240**	*21,535,292*	*23,479,294*
including: buyers and customers	**241**	*14,907,015*	*16,796,515*
Short-term financial investments	**250**	*30,241,900*	*36,399,460*
Cash funds	**260**	*1,230,583*	*635,465*
Other current assets	**270**	*104,888,523*	*115,859,279*
Total for Section II	**290**	***173,570,301***	***193,291,086***

Balance	300	***496,602,439***	***535,637,080***

LIABILITIES	Line code	The reporting period beginning	The reporting period end
1	2	3	4
III. Capital and reserves			
Charter capital	410	*43,427,993*	*43,427,993*
Own shares, bought back from shareholders	411		
Additional capital	420	*274,445,387*	*315,897,243*
Reserve capital including:	430	*6,514,198*	*6, 514,198*
reserves formed in compliance with legislation	431	*6,514,198*	*6,514,198*
reserves formed in compliance with charter documents	432		
Prior year retained profit (uncovered loss)	460	*143,015,897*	*134,223,726*
Reporting year retained profit (uncovered loss)	470		*50,981,991*
Reporting year profit (loss) – exchange rate difference basis	471		*(13,587,167)*
Expenses from current year profit	472		*(33,610,794)*
Total for Section III	490	***467,403,475***	***503,847,190***
IV. Long-term liabilities			
Borrowings and loans	510	*1,902,821*	*1,663,293*
Deferred tax liabilities	515		*375,306*
Other long-term liabilities	520		
Total for Section IV	590	***1,902,821***	***2,038,599***
V. Short-term liabilities			
Borrowings and loans	610	*3,310,787*	*5,311,728*
Accounts payable including:	620	*12,540,239*	*14,758,257*
suppliers and contractors	621	*2,203,490*	*2,187,860*
due to employees	622	*1,694,543*	*1,737,171*
due to state non-budget finds	623	*287,490*	*278,230*
due in taxes and charges	624	*1,267,849*	*6,493,622*
other creditors	625	*7,086,867*	*4,061,374*
Profit payment due to participants (constitutors)	630	*673,663*	*67,936*
Deferred income	640	*7,928,678*	*6,466,174*
Deferred expenditure reserves	650	*2,842,776*	*3,147,196*
Other short-term liabilities	660		
Total for Section V	690	***27,296,143***	***29,751,291***
Balance	700	***496,602,439***	***535,637,080***

INFORMATION ON VALUES INCLUDED IN OFF-BALANCE ACCOUNTS

Item	Line code	The reporting	The reporting

		period beginning	period end
1	2	3	4
Leasehold fixed assets	910		360,928
including those on leasing	911		
Inventory holding under bailment	920	1,738	1,975
Goods accepted for sale on a commission basis	930		
Debts of insolvent debtors written off to loss	940	63,692	115,135
Received collaterals for liabilities and payments	950	920,852	1,054,534
Granted collaterals for liabilities and payments	960		
Housing stock depreciation	970	171,263	192,547
Depreciation of external accomplishment objects and other similar objects	980	19,435	14,924
Intangible assets received for use	990		
Privatised apartments	991	28,536	26,314
depreciation of fixed assets objects acquired for the account of budget financing	992	1,424,554	1,559,683

PROFIT AND LOSS ACCOUNT

		Codes
	Form № 2 by OKUD	0710002
for **2003**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Item	Code	For the reporting period	For the same perio[d] of the previous yea[r]
1	2	3	4
Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	*213,335,303*	*185,821,042*
Cost of goods, products, works, services sold	020	*(130,728,275)*	*(111,829,071)*
Gross profit (010-020)	029	*82,607,028*	*73,991,971*
Commercial expenses	030	*(13,160,444)*	*(11,630,026)*
Management expenses	040		
Sales profit (loss) (029-030-040)	050	***69,446,584***	***62,361,945***
Other revenues and expenses			
Interests receivable	060	*2,119,081*	*2,040,207*
Interests payable	070	*(30,500)*	*(12,449)*
Income from participation in other organizations	080	*127,966*	*5,078*
Other operating revenues	090	*198,449,753*	*120,056,252*
Other operating expenses	100	*(204,764,586)*	*(123,321,242)*
Non-sales revenues and expenses			
Non-sales revenues	120	*1,778,384*	*2,473,380*
Non-sales revenues (exchange rate difference)	121	*3,714,856*	*7,923,621*
Non-sales expenses	130	*(5,250,227)*	*(2,392,935)*
Non-sales expenses *(exchange rate difference)*	131	*(17,302,023)*	*(425,606)*
Reporting year profit (loss) – exchange rate difference (121-131)	135	***(13,587,167)***	***7,498,015***
Profit (loss) before tax (050+060-070+080+090-100+120-130)	**140**	***61,876,455***	***61,210,236***
Deferred tax assets	141	*541,789*	
Deferred tax liabilities	142	*(375,306)*	
Current profit tax	150	*(11,059,879)*	*(11,666,179)*
Compulsory payments from profit	151	*(1,068)*	*(19,115)*
Expenses from reporting year profit	152	*(33,610,794)*	*(39,102,224)*
Reporting year retained profit (loss) (140+141-142-150-151-152)	**190**	***17,371,197***	***10,422,718***
For information only.			
Non-variable tax liabilities (assets)	200	*135,929*	
Base profit (loss) per share			
Diluted profit (loss) per share			

Determination of some lines of profit and loss account

Item	Line Code	For the reporting year		For the same period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and penalty interests, accepted or liable to exaction due to judicial (arbitration) awards	210	*15,126*	*6,524*	*50,389*	*2,055*
Prior year profit (loss)	220	*557,044*	*830,652*	*427,563*	*148,828*
Compensation for losses inflicted by default or ill performance of obligations	230	*2,605*	*1,109*		*1,227*
Exchange rate differences as to operations performed in foreign currency	240	*3,714,856*	*17,302,023*	*7,923,621*	*425,606*
Allocation to assessed reserves	250	*x*		*x*	
Writing off accounts receivable and accounts payable with the periods of limitation expired	260	*3,759*	*51,517*	*7,337*	*10,310*

REPORT ON CHANGES IN CAPITAL

		Коды
	Form №3 by OKUD	0710003
for **2003**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

I. Changes in capital

Item	Line Code	Charter capital	Additional capital	Reserve capital	Retained profit (uncovered loss)	Total
1	2	3	4	5	6	7
Balance as of December 31, 2001 (the year preceding the previous year)	010	43,427,993	114,271,035	6,514,198	54,866,814	219,080,040
the year 2002 (previous year)	011					
Changes in accounting policy (transfer to the new chart of accounts)	012	x	4,416,945	x	71,771,359	76,188,304
Results of reappraisal of fixed assets	013	x	117,333,566	x		117,333,566
Balance as of January 1 of the previous year	020	43,427,993	236,021,546	6,514,198	126,638,173	412,601,910
Results of conversion of foreign currencies	030	x		x	7,498,015	7,498,015
Retained profit	040	x	x	x	10,422,718	10,422,718
Dividend payments (the year 2001)	050	x	x	x	(1,949,157)	(1,949,157)
Deducted to reserve fund	060	x	x			
Increased capital for the account of: additional issue of shares	070		x	x	x	
increased share denomination	071		x	x	x	
received in the previous year	072		38,835,837	x	412,868	39,248,705
	073					
	074					
Decreased capital for the account of: decreased share denomination	080		x	x	x	
decreased quantity of shares	081		x	x	x	
spent (used) in the previous year	082		(412,868)	x	(6,720)	(419,588)
	083					
Balance as of December 31, 2002, the year preceding	090	43,427,993	274,444,515	6,514,198	143,015,897	467,402,603
the year 2003 (reporting year)						

Changes in accounting policy	091	x	872	x		872
Results of reappraisal of fixed assets	092	x		x		
	093	x				
Balance as of January, 1 of the reporting year	100	43,427,993	274,445,387	6,514,198	143,015,897	467,403,475
Results of conversion of foreign currencies	101	x		x	(13,587,167)	(13,587,167)
Retained profit	102	x	x	x	17,371,197	17,371,197
Dividend payments (the year 2002)	103	x	x	x	(1,882,624)	(1,882,624)

Form 0710003 p.2

Item	**Line Code**	**Charter capital**	**Additional capital**	**Reserve capital**	**Retained profit (uncovered loss)**	**Total**
1	**2**	**3**	**4**	**5**	**6**	**7**
Deducted to reserve fund	110	x	x			
Increased capital for the account of:						
additional issue of shares	121		x	x	x	
increased share denomination	122		x	x	x	
reorganization of juridical person	123					
received in the reporting year	124		42,150,888	x	1,630,547	43,781,435
	125					
	126					
Decreased capital for the account of:						
decreased share denomination	131		x	x	x	
decreased quantity of shares	132		x	x	x	
reorganization of juridical person	133					
spent (used) in the reporting year	134		(699,032)	x	(8,540,094)	(9,239,126)
	135					
Balance as of December 31 of the reporting year	140	43,427,993	315,897,243	6,514,198	138,007,756	503,847,190

II. Reserves

Item	**Line Code**	**Balance**	**Received**	**Used**	**Balance**
1	**2**	**3**	**4**	**5**	**6**
Reserves formed in compliance with legislation:					
(reserve name)					
previous year data	150	6,514,198			6,514,198
reporting year data	151	6,514,198			6,514,198
Reserves formed in compliance with charter documents:					
(reserve name)					
previous year data	160				

reporting year data	161				
Estimated reserves:					
(reserve name)					
previous year data	170				
reporting year data	171				
Reserves for future expenses:					
vacation allowances					
previous year data	180	*2,228,302*	*5,219,852*	*(4,605,378)*	*2,842,776*
reporting year data	181	*2,842,776*	*5,688,374*	*(5,383,954)*	*3,147,196*
(reserve name)					
previous year data	190				
reporting year data	191				

Reference information

Item	**Line Code**	**Balance at the reporting period beginning**	**Balance at the reporting period end**
1	**2**	**3**	**4**
1) Net assets	200	*475,332,153*	*510,313,364*

		From the budget		From the non-state funds	
		for the reporting year	0	for the reporting year	for the previous year
		3	4	5	6
2) Received for:					
Expenses for ordinary activities – total	210				
including:					
	211				
	212				
Capital investments in non-current assets	220				
including:					
	221				
	222				

FLOW OF FUNDS STATEMENT

		Codes
	Form № 4 by OKUD	0710004
for **2003**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Item	Code	For the reporting period	For the same period of the previous year
1	2	3	4
I. Remaining cash at the year beginning	100	*1,230,561*	*4,222,066*
II. Flow of funds, ordinary activities			
Cash received from buyers, customers	110	*229,682,091*	*187,659,083*
	120		
	130		
Other revenues	140	*15,104,176*	*17,605,798*
Cash aimed at:			
payment for purchased goods, works, services, raw materials and other current assets	150	*(95,051,089)*	*(83,825,172)*
remuneration of labor	160	*(27,997,805)*	*(25,544,266)*
payment of dividends, interests	170	*(2,225,824)*	*(2,252,404)*
settlement of taxes and charges	180	*(58,805,718)*	*(52,323,417)*
deductions to off-budget funds	181	*(6,088,536)*	*(6,130,424)*
	182		
other expenses	190	*(12,429,160)*	*(35,020,360)*
Net cash, ordinary activities	**200**	***42,188,135***	***168,838***
III. Flow of funds, investment activities			
Proceeds from sale of fixed assets and other non-current assets	210	*203,413*	*75,222*
Proceeds from sale of securities and other financial investments	220	*12,348,376*	*609,998*
Dividends received	230	*42,797*	*5,078*
Interests received	240	*2,359,236*	*1,270,278*
Received on account of redemption of loans granted to third parties	250	*2,291,409*	*124,157*
	260		
	270		
Acquisition of subsidiaries	280		*(3,600)*

Acquisition of fixed assets, income-bearing placements in material values and intangible assets	290	*(7,914,011)*	*(7,479,591)*
Acquisition of securities and other financial investments	300	*(53,564,977)*	*(697,823)*
Loans granted to third parties	310	*(2,992,327)*	*(58,228)*
	320		
	330		
Net cash, investment activities	**340**	***(47,226,084)***	***(6,154,509)***
IV. Flow of funds, financial activities Received from issuance of shares or other equity securities	350		
Received from loans and borrowings granted by third parties	360	*11,247,905*	*5,756,556*
	370		
Redemption of loans and borrowings (interests not included)	380	*(6,805,086)*	*(2,762,390)*
Redemption of financial leasing obligations	390		
	400		
	410		
Net cash, financial activities	**420**	***4,442,819***	***2,994,166***
Net increase (decrease) of cash and cash equivalents	430	*(595,130)*	*(2,991,505)*
Cash balance at the reporting period end	440	*635,431*	*1,230,561*
Impact of changes in the exchange rates of foreign currencies to the Russian ruble	450		

APPENDIX TO THE BALANCE SHEET

		Codes
	Form № 4 by OKUD	0710005
for **2003**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

INTANGIBLE ASSETS

Item		Balance at the reporting year beginning	Received	Retired	Balance at the reporting year end
Name	Code				
1	2	3	4	5	6
Objects of intellectual property (exclusive rights to objects of intellectual property) including:	010	*219,015*	*81,741*	*(37,047)*	*263,709*
patent holder's right to invention, industrial design, useful model	011	*135*	*11,373*	*(27)*	*11,481*
possessor of right's right to software, databases	012	*218,681*	*70,357*	*(37,020)*	*252,018*
possessor of right's right to microchip topologies	013	*199*			*199*
owner's right to trademark and service mark, appellation of origin of goods	014		*11*		*11*
patent holder's right to results of artificial selection	015				
Organizational expenses	020				
Goodwill	030				
	031				
Other	040	*4,844*		*(1)*	*4,843*
Total		*223,859*	*81,741*	*(37,048)*	*268,552*

Item		Balance at the reporting year beginning	Balance at the reporting year end
Name	Code		
1	2	3	4
Depreciation of intangible assets - total	050	*110 602*	*122 742*
including:			
	051		

FIXED ASSETS

Item		Balance at the reporting year beginning	Received	Retired	Balance at the reporting year end
Name	Code				
1	2	3	4	5	6
Buildings	060	*28,109,284*	*12,815,198*	*(3,957,609)*	*36,966,873*
Structures and transfer mechanisms	065	*387,428,524*	*22,911,376*	*(4,966,911)*	*405,372,989*
Machinery and equipment	070	*95,763,575*	*18,048,789*	*(14,957,785*	*98,854,579*
Vehicles	075	*19,091,732*	*3,534,115*	*(6,191,656)*	*16, 434,191*

Production and general purpose tools	080	1,679,602	418,304	(1,029,302)	1,068,604
Draft livestock	085				
Producing livestock	090				
Perennial plants	095	60	1,130		1,190
Other types of fixed assets	100	8,401,984	1,281,331	(6,324,592)	3,358,723
Agricultural property and natural objects in use	105	3,514			3,514
Capital investments in land reclamation	110				
Total	120	540,478,275	59,010,243	(37,427,855	562,060,663

Item		At the reporting year beginning	At the reporting period end
Name	**Code**		
1	2	3	4
Depreciation of fixed assets - total including:	**140**	320,038,218	346,408,114
buildings and structures	**141**	258,885,873	279,487,615
machinery, equipment, vehicles	**142**	58,198,294	65,490,382
Other	**143**	2,954,051	1,430,117
Fixed assets rented out - total including:	**150**	2,386,734	3,483,656
buildings	**151**	747,514	1,012,523
structures	**152**	306,107	451,435
vehicles	**153**	232,657	148,205
machinery and equipment	**154**	1,100,456	1,871,493
Fixed assets transferred for preservation	**160**	4,730,282	3,386,103
Fixed assets taken for lease- total including:	**165**		360,928
buildings	**166**		347,937
structures	**167**		8,839
machinery, equipment, vehicles	**168**		4,152
Objects of real estate accepted for work and being under state registration	**169**		
For reference.	**Code**	**At the reporting year beginning**	**At the previous year beginning**
1	**2**	3	4
Results of reappraisal of fixed assets: original (replacement) value	**171**	0	350,482,708
depreciation	**172**	0	233,149,142
		At the reporting year beginning	**At the reporting period end**
Changes in value of fixed assets resulting from additional construction works, equipping, reconstruction and partial liquidation	**180**	413,003	820,36[illegible]

INCOME-BEARING PLACEMENTS IN MATERIAL VALUES

Item		Balance at the reporting year beginning	Received	Retired	Balance at the reporting year end
Name	**Code**				
1	2	3	4	5	6
Property to be leased	**190**				

Property given under rent agreements	200				
	210				
Other	220				
Total	230				

	Code	At the reporting year beginning	At the reporting period end
1	2	3	4
Depreciation of income-bearing placements in material values	240		

EXPENSES ON R&D AND TECHNOLOGICAL WORKS

Works		Balance at the reporting year beginning	Received	Written off	Balance at the reporting period end
Name	Code				
1	2	3	4	5	6
Total	310		*71,527*	*(3,741)*	*67,786*
including:	311				

For reference.	Code	At the reporting year beginning	At the reporting period end
	2	3	4
Expenses on R&D and technological works in progress	320		*27,075*
	Code	For the reporting year	For the same period of the previous year
	2	3	4
Expenses on R&D and technological works with negative results, charged to non-operating expenses	330		

EXPENSES ON RESOURCE DEVELOPMENT

Item		Balance at the reporting year beginning	Received	Written off	Balance at the reporting period end
Name	Code				
1	2	3	4	5	6
Expenses on resource development	410		*3,696,325*	*(3,696,325)*	
including:					
	411				

For reference.	Code	At the reporting year beginning	At the reporting period end
	2	3	4
Sum of expenses for areas with mineral resources where prospecting and assessment of wells, exploration and (or) groundwater survey and other similar activities have yet to be completed.	420		
Expenses on resource development work charged in the reporting period to non-operating expenses as unproductive	430		

FINANCIAL INVESTMENTS

Item		Long-term		Short-term	
Name	Code	At the reporting year beginning	At the reporting period end	At the reporting year beginning	At the reporting period end
1	2	3	4	5	6
Contributions to charter (reserve) capitals of other companies - total	510	599,880	1,123,981		
including subsidiaries and affiliated companies	511	364,231	364,231		
Government and municipal securities	515	12,388	5,575		
Securities issued by other companies – total	520	14,732,271	50,616,417	323,740	3,165,847
including debt securities (bonds, bills of exchange)	521	10,676,313	49,540,607	323,740	3,165,847
Granted borrowings	525	2,008,207	2,385,646	25,633	240,208
Deposits	530	28,860,235	16,652,426	29,892,527	32,993,405
Other	535	42,833,576	39,976,770		
Total	540	89,046,557	110,760,815	30,241,900	36,399,460
For reference: investments in subsidiaries	541	40,315,501	40,325,445		
Financial investments with current market value, ex total amount Contributions to charter (reserve) capitals of other companies - total	550				
including subsidiaries and affiliated companies	551				
Government and municipal securities	555				
Securities issued by other companies – total	560				
including debt securities (bonds, bills of exchange)	561				
Other	565				
Total	570				
For reference. As to financial investments with current market value, changes resulting from adjustment of valuation	580				
As to debt securities, difference between initial cost and par value is charged to the financial results of the reporting period	590				

ACCOUNTS PAYABLE AND RECEIVABLE

Item		Balance at the reporting year beginning	Balance at the reporting period end
Name	Code		
1	2	3	4
Accounts receivable: short-term – total including:	650	21,535,292	23,479,294
settlements with buyers and customers	651	14,907,015	16,796,515
advances granted	652	1,982,725	2,176,491
other	653	4,645,552	4,506,288
long-term – total including:	660	229,627	684,954
settlements with buyers and customers	661		9,300
advances granted	662	55,125	34,125
other	663	174,502	641,529
Total	670	21,764, 919	24,164,248

Item	Balance at the	Balance at the

Name	Code	reporting year beginning	reporting period end
1	2	3	4
Short-term debt:			
short-term – total	680	15,851,026	20,069,985
including:			
settlements with suppliers and contractors	681	2,203,490	2,187,860
advances granted	682	783,418	1,165,536
settlement of taxes and charges	683	1,267,849	6,493,622
loans	684	35,000	29,143
borrowings	685	3,275,787	5,282,585
other	686	8,285,482	4,911,239
Long-term - total including:	690	1,902,821	2,038,599
loans	691	439,325	1,475,127
borrowings	692	1,463,496	188,166
deferred tax liabilities	693		375,306
Total	700	17,753,847	22,108,584

EXPENSES ON ORDINARY ACTIVITIES (itemwise breakdown)

Item		For the reporting year	For the previous year
Name	Name		
1	2	3	4
Material expenses	710	51,472,241	44,267,138
Labor remuneration	720	14,702,747	13,267,473
Fringe benefit expenses	730	2,678,006	2,012,486
Depreciation	740	23,093,638	19,439,861
Other expenses	750	51,942,087	44,472,139
Total for cost elements	760	143,888,719	123,459,097
Changes of balances (increase +, decrease -):			
construction in progress	765	-59,293	+29,810
deferred expenses	766	-105,181	-286,951
reserves for future expenses	767	+304,420	+614,474

COLLATERALS

Item		Balance at the reporting year beginning	Balance at the reporting period end
Name	Code		
1	2	3	4
Received - total	770	920,852	1,054,534
including:			
bills of exchange	780	918,514	1,052,730
property in gage	790	2,338	1,804
including:			
objects of fixed assets	800		
securities and other financial investments	810	2,338	1,788
other	820		16
	830		
granted - total	840		
including:			
bills of exchange	850		

property pledged	860		
including: objects of fixed assets	870		
securities and other financial investments	880		
other	890		

GOVERNMENT AID

Item					
Name	code	For the reporting year		For the same period of the previous year	
1	2	3		4	
Budgetary funds received in the reporting year – total	910				
including:					
	911				
		at the beginning of the reporting year	received for the reporting period	returned for the reporting period	at the end of the reporting period
Budgetary loans - total	920				
including					

INDEPENDENT AUDITOR'S REPORT

We have audited the financial (accounting) statements of OJSC "Surgutneftegas" for the period from January 1 to December 31, 2003. The financial (accounting) statements include:

- *balance sheet*
- *profit and loss account*
- *supplements to balance sheet and profit and loss account*
- *explanatory note.*

These financial statements were prepared by the executive body of OJSC "Surgutneftegas" in accordance with Federal Law No. 129-FZ "On Accounting" of November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 29, 1998, "Accounting Regulations "Reporting of an Enterprise" PBU 4/99 approved by Order No. 43n of the Ministry of Finance of the Russian Federation of July 6, 1999, Order No. 67n of the Ministry of Finance of the Russian Federation of July 22, 2003 "On Forms of Accounting Statements of an Enterprise".

Executive Body of OJSC "Surgutneftegas" is responsible for the preparation of the present statements. It is our responsibility to express, based on our audit, an opinion on the fairness of these financial statements in all material respects and compliance of accounting and reporting regulations to the law of the Russian Federation.

We conducted our audit in accordance with Federal Law No. 119-FZ "On Auditing Activity" of August 7, 2001, federal rules (standards) of auditing activity, approved by Decree No. 696 of the RF Government as of September 23, 2002 and intracompany standards.

The audit was planned and performed so as to obtain reasonable assurance about whether the financial (accounting) statements are free of material misstatement. The audit included examining, on a test basis, evidence supporting the amounts and disclosures of information on financial and business activity presented in financial (accounting) statements, assessing rules and regulations for preparation of financial (accounting) statements, the accounting principles used and significant estimates made by management of the audited body and evaluating the overall financial (accounting) statement presentation. We believe that our audits provide a reasonable basis for the opinions on the fairness of these financial (accounting) statements and compliance of accounting and reporting regulations to the law of the Russian Federation.

In our opinion the financial (accounting) statements of OJSC "Surgutneftegas" give a true and fair view of the state of the company's affairs as at December 31, 2003 and results of financial and business activity for the period from January 1 to December 31, 2003 inclusive.

February 12, 2004

Director General
"Rosekspertiza" Limited Liability Company *A.V.Kozlov*

APPENDIX 2

Financial statements for 1Q2004

BALANCE SHEET

		Codes
	Form № 1 by OKUD	0710001
as of **March 31, 2004**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization/form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Assets	Line code	The reporting year beginning	The reporting period end
1	2	3	4
1. Fixed assets			
Intangible assets	**110**	*145,810*	*133,431*
Fixed assets	**120**	*215,652,549*	*212,989,215*
Construction in progress	**130**	*10,458,681*	*13, 053, 939*
Profitable investments in material values	**135**		
Long-term financial investments	**140**	*110,760,815*	*138,417, 737*
Deferred tax assets	**145**	*541, 789*	*630,591*
Other fixed assets	**150**	*4,786,350*	*4,832,421*
Total for Section I	**190**	***342,345,994***	***370,057,334***
II. Current assets			
Stock, including:	**210**	*14,458,817*	*14,446,493*
raw materials, materials and other similar values	**211**	*11,967,797*	*11,352,388*
livestock	**212**		
expenses for goods in process	**213**	*132,757*	*32,968*
commodities and goods for resale	**214**	*1,316,049*	*1,543,407*
goods shipped	**215**	*43,076*	*34,588*
deferred expenses	**216**	*425,435*	*541, 037*
other reserves and expenses	**217**	*573,703*	*942,105*
VAT for acquired values	**220**	*1,773,817*	*1,553,165*
Account receivable (payment expected in over 12 months after the reporting date)	**230**	*684,954*	*875,780*
including: buyers and customers	**231**	*9,300*	*9,300*
Account receivable (payment expected within 12 months after the reporting date)	**240**	*23,479,294*	*27,181,084*
including: buyers and customers	**241**	*16,796,515*	*20,279,792*
Short-term financial investments	**250**	*36,399,460*	*29,339,279*
Cash funds	**260**	*635,465*	*1,102,267*
Other current assets	**270**	*115,859,279*	*104,954,091*
Total for Section II	**290**	***193,291,086***	***179,452,159***
Balance	**300**	***535,637,080***	***549,509,493***

Liabilities	Line code	The reporting year beginning	The reporting period end
1	2	3	4
III. Capital and reserves			

Charter capital	410	43,427,993	43,427,993
Own shares, bought back from shareholders	411		
Additional capital	420	315,897,243	326,979,245
Reserve capital	430	6,514,198	6,514,198
including: reserves formed in compliance with legislation	431	6,514,198	6,514,198
reserves formed in compliance with charter documents	432		
Prior year profit (uncovered loss)	460	138,007,756	120,691,795
Reporting year retained profit (uncovered loss)	470		19,012,557
Reporting year profit (loss) – exchange rate difference basis	471		(5,988,564)
Expenses from reporting year profit	472		
Total for Section III	490	***503,847,190***	***510,637,224***
IV. Long-term liabilities			
Borrowings and loans	510	1,663,293	1,614,747
Deferred tax liabilities	515	375,306	448,311
Other long-term liabilities	520		
Total for Section IV	590	***2,038,599***	***2,063,058***
V. Short-term liabilities			
Borrowings and loans	610	5,311,728	6, 637,124
Accounts payable	620	14,758,257	14,318,338
including:			
suppliers and contractors	621	2,187,860	2,016,553
due to employees	622	1,737,171	1,685,027
due to state non-budget funds	623	278,230	624,760
due in taxes and charges	624	6,493,622	6,728,804
other creditors	625	4,061,374	3,263,194
Profit payment due to participants (constitutors)	630	67,936	6,286,595
Deferred income	640	6,466,174	6,200,086
Deferred expenditure reserves	650	3,147,196	3,367,068
Other short-term liabilities	660		
Total for Section V	690	***29,751,291***	***36,809,211***
Balance	700	***535,637,080***	***549,509,493***

INFORMATION ON VALUES INCLUDED IN OFF-BALANCE ACCOUNTS

Item	Line code	The reporting year beginning	The reporting period end
1	2	3	4
Leasehold fixed assets	910	*360,928*	*464,588*
including those on leasing	911		
Inventory holdings under bailment	920	*1,975*	*2,530*
Goods accepted for sale on a commission basis	930		
Debts of insolvent debtors written off to loss	940	*115,135*	*116,675*
Received collaterals for liabilities and payments	950	*1,054,534*	*1,117,329*
Granted collaterals for liabilities and payments	960		
Housing stock depreciation	970	*192,547*	*193,915*
Depreciation of external accomplishment objects and other similar objects	980	*14,924*	*12,890*
Intangible assets received for use	990		
privatized apartments	991	*26,314*	*30,493*
Depreciation of fixed assets objects acquired for the account of budget financing	992	*1,559,683*	*1,586,199*

PROFIT AND LOSS ACCOUNT

		Codes
	Form № 2 by OKUD	0710002
for 1Q2004	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization/form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Item	Line code	For the reporting period	For the same perioc of the previous yeaı
1	2	3	4
Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	*59,411,561*	*52,871,005*
Cost of goods, products, works, services sold	020	*(32,951,001)*	*(31,609,545)*
Gross profit (010-020)	029	*26,460,560*	*21,261,460*
Commercial expenses	030	*(3,921,728)*	*(2,907,167)*
Management expenses	040		
Sales profit (loss) (029-030-040)	050	***22,538,832***	***18,354,293***
Other revenues and expenses			
Interests receivable	060	*506,343*	*414,617*
Interests payable	070	*(8,340)*	*(5,626)*
Income from participation in other organisations	080	*7*	*62*
Other operating revenues	090	*29,875,089*	*29,954,268*
Other operating expenses	100	*(31,724,551)*	*(31,326,366)*
Non-sales revenues and expenses			
Non-sales revenues	120	*1,725,135*	*440,394*
Non-sales revenues (exchange rate difference)	121	*453,891*	*368,361*
Non-sales expenses	130	*(564,678)*	*(2,946,625)*
Non-sales expenses (exchange rate difference)	131	*(6,442,455)*	*(2,824,031)*
Reporting year profit (loss) – exchange rate difference (121-131)	135	***(5,988,564)***	***(2,455,670)***
Profit (loss) before tax (050+060-070+080+090-100+120-130)	140	***22,347,837***	***14,885,017***
Deferred tax assets	141	*88,802*	
Deferred tax liabilities	142	*(73,005)*	
Current profit tax	150	*(3,346,581)*	*(2,653,324)*
Compulsory payments from profit	151	*(4,496)*	*(129)*
Expenses from reporting year profit	152		
Reporting year retained profit (loss) (140+141-142-150-151-152)	190	***19,012,557***	***12,231,564***
For information only.			
Non-variable tax liabilities (assets)	200	*3,484*	
Base profit (loss) per share			
Diluted profit (loss) per share			

Determination of some lines of profit and loss account

Item Name	Line code	For the reporting period		For the same period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and penalty interests, accepted or liable to exaction due to judicial (arbitration) awards	210	5,511	313	1,208	94
Prior year profit (loss)	220	1,432,502	154,096	74,033	47,975
Compensation for losses inflicted by default or ill performance of obligations	230	393	1,017		93
Exchange rate differences as to operations performed in foreign currency	240	453,891	6,442,455	368,361	2,824,031
Allocation to assessed reserves	250	x		x	
Writing off accounts receivable and accounts payable with the periods of limitation expired	260	63	9,079	324	44,628